AMEI

EXF

2019 Proxy Statement



## A heritage built on service and sustained by innovation

We're a globally integrated payments company that provides customers with access to products, insights and experiences that enrich lives and build business success

## Our Vision

Provide the world's best customer experience every day

## Our Mission

Become essential to our customers by providing differentiated products and services to help them achieve their aspirations



## WORLD SERVICE

**AMERICAN EXPRESS**

**Your vote is important to us!**
Please vote today at www.proxyvote.com

**AMERICAN EXPRESS**
**American Express Company**
**200 Vesey Street**
**New York, New York 10285**

# Notice of Annual Meeting of Shareholders

## ITEMS OF BUSINESS

To vote on the following proposals:

**1** | Election of directors proposed by our Board of Directors for a term of one year, as set forth in this proxy statement

**2** | Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019

**3** | Advisory resolution to approve executive compensation

**4** | Three shareholder proposals if properly presented at the meeting

**5** | Such other business that may properly come before the meeting



**WHEN**
Tuesday, May 7, 2019
9:00 a.m. Eastern Time



**WHERE**
American Express Company, 200 Vesey Street, 26th Floor, New York, New York 10285



**RECORD DATE**
March 11, 2019



**ADMISSION**
We do not require tickets for admission to the meeting but do limit attendance to shareholders as of the record date or their proxy holders. Please bring proof of your common share ownership, such as a current brokerage statement, and photo identification.

Detailed information regarding our 2019 annual meeting, including how to cast your vote, can be found in "Other Information" starting on page 91.

*Tangela S. R*

**Tangela S. Richter**
Corporate Secretary and Chief Governance Officer
March 15, 2019

**Important notice regarding the availability of proxy materials for the 2019 annual meeting to be held on May 7, 2019**

Our proxy statement and annual report are available online at http://ir.americanexpress.com.* We will mail to certain shareholders a notice of internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about March 18, 2019.

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this proxy statement.

**Cautionary Note Regarding Forward-Looking Statements**

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "estimate," "predict," "potential," "continue" or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2018 and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

# Table of Contents

# Executive Summary

## Our Strategic Imperatives and 2018 Performance

2018 was a strong year for American Express. We continued the positive momentum from 2017 with broad-based growth across all business lines, anchored in our focus on and investment in the Company's four strategic imperatives:

| **Expand leadership in the premium consumer space** | **Build on our strong position in commercial payments** | **Strengthen our global, integrated network to provide unique value** | **Make American Express an essential part of our customers' digital lives** |

## Business Performance

As our 2018 results show, our investments and strategy for winning in the marketplace are paying off. Our integrated payments model and our unique assets have helped us gain share and scale, which we believe drive sustainable growth. Business performance highlights in 2018 include:

- Added 12 million new Card Members;
- Grew worldwide spending on our cards by 9%, with particular strength among small- and medium-sized businesses and across international regions;
- Increased Card Member loans by 12%;
- Added more than 1.5 million new merchant locations in the U.S. for the second year in a row and posted double-digit growth in our international merchant locations;
- Saw strong, industry-leading credit performance; and
- Continued to control our operating expenses, providing operating leverage and the flexibility to make investments in our brand, customer benefits and digital innovation, with operating expense growth flat year over year.[1]

## Financial Results

2018 financial highlights include:

- Delivered over $40 billion in revenue, an all-time high;
- Total revenue for the year grew by 9%, or 10% after adjusting for foreign exchange translations;[2] the fourth quarter of 2018 marked the sixth consecutive quarter with revenue growth of at least 8%;
- Earnings per share (EPS) for the full year 2018 were $7.91, or $7.33 after adjusting for tax items, a 24% increase over the prior year[3]; and
- Return on equity (ROE) was 33.5% and we increased the dividend by 11% beginning with the third quarter 2018 dividend declaration.

[1] Operating expenses represents salaries and employee benefits, professional services, occupancy and equipment, and other expenses.

[2] Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the year ended December 31, 2018 apply to the period(s) against which such results are being compared). Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

[3] The reported diluted EPS growth rate for 2018 was greater than 100% and therefore not meaningful. Adjusted diluted EPS and the related growth rate, excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018 and, for the growth rate, the impacts of the Tax Cuts and Jobs Act (the Tax Act) in the fourth quarter of 2017, are non-GAAP measures. Management believes adjusted diluted EPS is useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to diluted EPS on a GAAP basis.

# Key 2018 Performance Results

| | | |
|---|---|---|
| **TOTAL REVENUE** | **WORLDWIDE BILLED BUSINESS GROWTH**[6] | **SHARE REPURCHASES** |
| $40.3B    ↑9%/10%[4] Reported/FX- adjusted growth | $1.2T    ↑9% | $1.6B |
| **NET INCOME** | **TOTAL LOANS** | **DIVIDEND** |
| $6.9B    ↑20%[5] Adjusted growth | $85.7B    ↑13% | $1.3B |
| **EPS** | **OPERATING EXPENSES** | **CAPITAL RETURN TO STOCKHOLDERS** |
| $7.91/$7.33[5] Reported/Adjusted    ↑24%[5] Adjusted growth | $10.9B    0% | $2.9B |

# How our Compensation Program Supports our Business Strategy

Our compensation program supports our business strategy through program design as well as aggressive financial and business growth goals. As a result, our compensation programs are closely aligned with Company performance and are sensitive to the Company's stock performance. Most senior executives' compensation is variable and covers annual and multi-year performance periods. For example, our Long-Term Incentive Award is granted in two forms: performance shares (80% of award) and stock options (20% of award). Each of these incentives aligns executives' interests with those of shareholders, including through the use of multi-year, performance-based vesting periods.

Our compensation program, including our executive compensation principles and strategy, is discussed in detail under the Compensation Discussion and Analysis section of this proxy statement.

# Say on Pay, Shareholder Engagement and Feedback

We actively seek feedback from our shareholders and other stakeholders throughout the year. In 2018, we met with shareholders representing approximately half of our outstanding shares to discuss executive compensation, corporate governance and related matters. In order to establish a direct line of communication between shareholders and our Board, our Lead Independent Director, Mr. Williams, actively participated in several of these meetings. In light of the disappointing level of support for our 2018 say on pay vote (69.9%), we sought detailed input from shareholders and other stakeholders regarding specific aspects of our compensation programs and certain investor suggestions for program enhancement were

[4] Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 2 on page 5 for an explanation of FX-adjusted information.

[5] The reported growth rates for net income and diluted EPS were greater than 100% and therefore not meaningful. Adjusted net income, adjusted diluted EPS and the related growth rates, each excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018 and, for the growth rates, the impacts of the Tax Act in the fourth quarter of 2017, are non-GAAP measures. Management believes adjusted net income and adjusted diluted EPS are useful in evaluating the ongoing operating performance of the Company. See Annex A for a reconciliation to net income and diluted EPS on a GAAP basis.

[6] Billed business represents transaction volumes (including cash advances) on cards and other payment products issued by American Express (proprietary billed business) and cards issued under network partnership agreements with banks and other institutions, including joint ventures (Global Network Services billed business). In-store spending activity within Global Network Services retail cobrand portfolios, from which we earn no revenue, is not included in billed business.

discussed with the Compensation and Benefits Committee and the Board of Directors (Board). The Compensation and Benefits Committee approved a number of changes to our compensation program considering this feedback, including the elimination of our Portfolio Grant (long-term cash) program and adding relative measures to our performance share program.

Our shareholder engagement and response to shareholder feedback are discussed in detail under the Shareholder Engagement and Compensation Discussion and Analysis sections of this proxy statement.

# Our Board of Directors

We believe that our Board has assembled the right mix of members to provide effective oversight and insightful strategic guidance. We continually review our Board's composition to identify the skills needed for our Company both in the near term and into the future.

## Our Director Nominees

| Name | Director Since | Board Committees | | | | | | Other Public Boards |
|---|---|---|---|---|---|---|---|---|
| | | AC | CB | IT | NG | PR | R | |
| **Charlene Barshefsky, 68**<br>*Senior International Partner, WilmerHale* | 2001 | | | C | | ● | ● | The Estée Lauder Companies Inc. |
| **John J. Brennan, 64**<br>*Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc.* | 2017 | ● | ● | | | | C | |
| **Peter Chernin, 67**<br>*Founder and CEO, Chernin Entertainment, LLC* | 2006 | | ● | | C | | | |
| **Ralph de la Vega, 67**<br>*Former Vice Chairman, AT&T Inc.* | 2016 | ● | ● | ● | | | | Amdocs |
| **Anne Lauvergeon, 59**<br>*Chairman and CEO, A.L.P.* | 2013 | ● | | | | ● | | Suez<br>Koç Holding<br>Sigfox |
| **Michael O. Leavitt, 68**<br>*Founder and Chairman, Leavitt Partners, LLC* | 2015 | ● | | | | C | | Medtronic, Inc. |
| **Theodore J. Leonsis, 63**<br>*Chairman and CEO, Monumental Sports & Entertainment, LLC* | 2010 | | | ● | ● | ● | | Groupon, Inc. |
| **Stephen J. Squeri, 60** C<br>*Chairman and CEO, American Express Company* | 2018 | | | | | | | |
| **Daniel L. Vasella, 65**<br>*Honorary Chairman and Former Chairman and CEO, Novartis AG* | 2012 | C | | | ● | | ● | PepsiCo, Inc. |
| **Ronald A. Williams, 69** L<br>*Former Chairman and CEO, Aetna, Inc.* | 2007 | | C | | ● | | | The Boeing Company<br>Johnson & Johnson |
| **Christopher D. Young, 47**<br>*CEO of McAfee, LLC* | 2018 | | | ● | | | ● | Snap, Inc. |

C Chairman
L Lead Independent Director
● Member

**AC** Audit and Compliance
**CB** Compensation and Benefits
**IT** Innovation and Technology

**NG** Nominating and Governance
**PR** Public Responsibility
**R** Risk

# Director Nominee Highlights

## Gender

**2** female

● ● ○ ○ ○ ○ ○ ○ ○ ○ ○ ○

## Geographic Location

**2** reside outside the U.S.

● ● ○ ○ ○ ○ ○ ○ ○ ○ ○ ○

## Ethnicity

**3** minorities

● ● ● ○ ○ ○ ○ ○ ○ ○ ○ ○

## Director Independence

**10** independent

● ● ● ● ● ● ● ● ● ● ● ○

## Diversity of Tenure (Non-Management Directors)

| **Average Age** | **Average Tenure** | **Years** | | | |
|---|---|---|---|---|---|
| **63.7** years | **7.0** years | 1-3 ● ● ● ● | | 7-10 ● | |
| | | 4-6 ● ● | | >10 ● ● ● | |

## Diversity of Viewpoints and Experience

 Core Business, Operations and Management Expertise

 Public Company Governance Experience

 Senior Management and Leadership Skills

 Risk and Audit Oversight Experience

 Technology and Cybersecurity Experience

 Brand and Marketing Expertise

 Government, Legal and Public Policy Experience

 Global Business Experience

 Financial, Investment and M&A Experience

 Financial Literacy

# Corporate Governance Highlights

## Board Structure and Independence

✓ Strong Lead Independent Director with explicit duties and responsibilities

✓ All directors are independent except the Chairman

✓ Diverse and highly skilled Board that provides a range of viewpoints

✓ Executive sessions led by the Lead Independent Director at each regular in-person board meeting without management present

✓ Executive sessions at committee meetings led by independent committee chairs without management present

## Shareholder Rights

✓ Proxy access rights

✓ Annual election of all directors

✓ Majority voting for directors (in uncontested elections)

✓ Shareholders representing at least 25% of outstanding shares are able to call special meetings

## Board Oversight

✓ Oversees the Company's annual business plan and corporate strategy, succession planning and risk management

✓ Monitors the Company's culture, Code of Conduct and values

✓ Well-executed Chief Executive Officer (CEO) succession plan in 2017-2018 and ongoing Board and senior management succession planning

✓ Annual off-site Board meeting focused on Company strategy

✓ Key management and rising talent reviewed at an annual talent review

✓ Risk-aware culture overseen by a separate Risk Committee of the Board

✓ Director access to experts and advisors, both internal and external

## Sound Corporate Governance Practices

✓ Responsive, active and ongoing shareholder engagement

✓ Regular Board and committee refreshment with a range of tenures

✓ Robust Director Code of Conduct

✓ Mandatory retirement age policy for all directors

✓ Annual Board and committee performance evaluations

✓ Comprehensive clawback policy for senior executives

✓ Significant share ownership requirements for senior executives and directors

✓ Strong commitment to Corporate Social Responsibility

✓ Director orientation and continuing education programs

For a detailed discussion of our corporate governance and our directors, please see "Corporate Governance at American Express" beginning on page 9.

# Corporate Governance at American Express

<table>
<tr><td>ITEM<br>**1**</td><td>Election of Directors for a Term of One Year<br><br> Our Board recommends a vote **FOR** the election of the nominees listed on pages 10-15.</td></tr>
</table>

Our Board currently has 13 members. Eleven of our directors are standing for re-election to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Two of our current directors are retiring and not standing for reelection. Our Board has appointed Laureen Seeger, Tangela S. Richter and Kristina V. Fink as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 11 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

## Our Director Nominees

Our director nominees have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant and complex policy and operational objectives at the highest levels. Many of our nominees have been chief executives or chief operating officers of large, global businesses through which they have developed expertise in core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as skills to respond to rapidly evolving business environments and foster innovation and business transformation. In addition, our nominees' experiences serving on other boards bring valuable knowledge and expertise in the areas of governance, talent management and compensation, financial reporting, risk management and controls and compliance.

Detailed biographical information for each director nominee follows. We have included career highlights, other public directorships and select professional and community contributions along with the top qualifications, experience, skills and expertise that we believe each director brings to our Board. Our Board considered all of the aforementioned attributes and the results of our annual board evaluations when deciding to re-nominate the following directors.



## Charlene Barshefsky
**Senior International Partner, WilmerHale**

Director since **2001**
**Independent**
Age **68**

**American Express Committees**
- Innovation and Technology **(Chair)**
- Public Responsibility
- Risk

**Other Public Directorships**
- The Estée Lauder Companies Inc.

**Other Public Directorships in the past five years**
- Starwood Hotels & Resorts Worldwide, Inc.
- Intel Corporation

### Career Highlights
- Senior International Partner at WilmerHale, where she advises U.S. and international companies on international business transactions, government relations, market access, and foreign government regulation of business and investment
- Former U.S. Trade Representative and member of President Clinton's Cabinet, where she served as chief trade negotiator and principal trade policymaker for the United States, negotiating complex market access, regulatory, and investment agreements with virtually every major country in the world

### Specific qualifications, experience, skills and expertise:
- High-level government service
- Expertise negotiating with foreign governments
- Advisor to firms on doing business in international markets
- Broad legal and public policy experience
- Public company governance

### Select Professional and Community Contributions
- Trustee, Howard Hughes Medical Institute
- Member, Council on Foreign Relations



## John J. Brennan
**Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc.**

Director since **2017**
**Independent**
Age **64**

**American Express Committees**
- Audit and Compliance
- Compensation and Benefits
- Risk **(Chair)**

**Other Public Directorships in the past five years**
- General Electric Company
- LPL Financial Holdings, Inc.

### Career Highlights
- Chairman emeritus and senior advisor of The Vanguard Group, Inc., a global investment management company
- Former CEO, CFO and Chairman of the Board of The Vanguard Group, Inc.
- Former Chairman of the Board of Governors of The Financial Industry Regulatory Authority (FINRA), a U.S. financial services industry regulator
- Former Chairman of the Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards

### Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- CFO and financial accounting expertise
- Risk and audit oversight
- Financial industry operations and regulation
- Institutional investor perspective

### Select Professional and Community Contributions
- Chairman, Board of Trustees of the University of Notre Dame
- Chairman, Vanguard Charitable Endowment Program
- Founding Trustee, King Abdullah University of Science and Technology



**American Express Committees**
- Compensation and Benefits
- Nominating and Governance **(Chair)**

**Other Public Directorships in the past five years**
- Pandora Media, Inc.
- Twitter, Inc.

# Peter Chernin
**Founder and CEO, Chernin Entertainment, LLC**

Director since **2006**
**Independent**
Age **67**

### Career Highlights
- Founder and CEO of Chernin Entertainment, LLC, a film and television production company, and The Chernin Group, LLC, which focuses on strategic opportunities in media, technology and entertainment
- Former President, Chief Operating Officer and director of News Corporation
- Former Chairman and CEO of the Fox Group, where he oversaw the global operations of the company's film, television, satellite cable and digital media businesses

### Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- Experience building global media businesses
- Digital business development
- Brand and marketing expertise
- Public company governance

### Select Professional and Community Contributions
- Co-Chairman and Co-Founder, Malaria No More
- Director and Co-chair, Board of Visitors of the University of California, Berkeley
- Former Director, Harvard AIDS Initiative



**American Express Committees**
- Audit and Compliance
- Compensation and Benefits
- Innovation and Technology

**Other Public Directorships**
- Amdocs

# Ralph de la Vega
**Former Vice Chairman, AT&T Inc.**

Director since **2016**
**Independent**
Age **67**

### Career Highlights
- Former Vice Chairman of AT&T Inc. and CEO of Business Solutions and International, where he led AT&T's Integrated Business Solutions group (both mobile and IP services), which served nearly all of the Fortune 1000 firms globally, and AT&T's Mexican wireless business and DIRECTV Latin America
- Former President and CEO of AT&T Mobile and Business Solutions
- Former Chief Operating Officer of Cingular Wireless

### Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- Global business leader
- Deep experience in Latin America
- Digital and mobile technology expertise
- Risk and audit oversight

### Select Professional and Community Contributions
- Board Member, Junior Achievement Worldwide
- Former Executive Board Member, Boy Scouts of America
- Board Member, Latino Donor Collaborative



## Anne Lauvergeon
**Chairman and CEO, A.L.P.**

Director since **2013**
**Independent**
Age **59**

**American Express Committees**
• Audit and Compliance
• Public Responsibility

**Other Public Directorships**
• Suez
• Koç Holding
• Sigfox

**Other Public Directorships in the past five years**
• Airbus Group
• Rio Tinto plc
• Total S.A.
• Vodafone Group Plc.

### Career Highlights
• Chairman and CEO of A.L.P., a private French advisory company
• Chairman of Sigfox, a French start-up that operates a network dedicated exclusively to the internet of things
• Former Partner and Managing Director of Efficiency Capital, an advisory firm that funds technology and natural resources investments
• Former Advisor for Economic International Affairs to the French Presidency and Deputy Chief of Staff

### Specific qualifications, experience, skills and expertise:
• Core business, operations and management
• Deep business experience in Europe
• Government experience
• Public policy experience in sustainability
• Public company governance

### Select Professional and Community Contributions
• Member, United Nations Global Compact Board
• Executive Committee Member, World Business Council for Sustainable Development
• Chair, Innovation 2030 Commission (France)



## Michael O. Leavitt
**Founder and Chairman, Leavitt Partners, LLC**

Director since **2015**
**Independent**
Age **68**

**American Express Committees**
• Audit and Compliance
• Public Responsibility
  **(Chair)**

**Other Public Directorships**
• Medtronic, Inc.

**Other Public Directorships in the past five years**
• HealthEquity, Inc.

### Career Highlights
• Founder and Chairman of Leavitt Partners, LLC, a health care consulting firm, and Chairman of Leavitt Equity Partners, a private equity fund
• Former U.S. Secretary of Health and Human Services
• Former Administrator of the U.S. Environmental Protection Agency
• Former Governor of Utah

### Specific qualifications, experience, skills and expertise:
• Deep government experience
• Senior executive and administrative experience
• Public policy experience
• Regulatory experience
• Public company governance

### Select Professional and Community Contributions
• Former Board Member, Cancer Treatment Centers of America



# Theodore J. Leonsis
**Chairman and CEO, Monumental Sports & Entertainment, LLC**

Director since **2010**
**Independent**
Age **63**

**American Express Committees**
- Innovation and Technology
- Nominating and Governance
- Public Responsibility

**Other Public Directorships**
- Groupon, Inc.

### Career Highlights
- Chairman and CEO of Monumental Sports & Entertainment, LLC, a sports, entertainment, media and technology company that owns the NBA's Washington Wizards, NHL's Washington Capitals, the WNBA's Washington Mystics and the Capital One Arena in Washington, D.C.
- Former Vice Chairman Emeritus of AOL LLC, a leading global ad-supported Web company
- Former Chairman of Revolution Money, Inc., acquired by American Express in January 2010

### Specific qualifications, experience, skills and expertise:
- Successful innovator and entrepreneur
- Core business, operations and management
- Expertise in social media and digital trends
- Brand and marketing expertise
- Public company governance

### Select Professional and Community Contributions
- Director, College Success Foundation
- Chairman, D.C. College Access Program, Inc.
- Director, Greater Washington Partnership



# Stephen J. Squeri
**Chairman and CEO, American Express Company**

Director since **2018**
**Chairman of the Board since 2018**
Age **60**

### Career Highlights
- Chairman and CEO of American Express
- Mr. Squeri has held many positions during his 33 years at American Express, including Vice Chairman, Leader of the Business-to-Business group, Group President of Global Corporate Services, Group President of Global Services and Executive Vice President and Chief Information Officer

### Specific qualifications, experience, skills and expertise:
- Unique perspective as Company CEO
- Core business, operations and management
- Payments and network industry expertise
- Expertise in digital and mobile innovation
- Brand and marketing expertise

### Select Professional and Community Contributions
- Trustee, Valerie Fund
- Trustee, Manhattan College
- Member, Board of Governors of Monsignor McClancy Memorial High School

Corporate Governance



**American Express Committees**
- Audit and Compliance **(Chair)**
- Nominating and Governance
- Risk

**Other Public Directorships**
- PepsiCo, Inc.

# Daniel L. Vasella
**Honorary Chairman and Former Chairman and CEO, Novartis AG**

Director since **2012**
**Independent**
Age **65**

### Career Highlights
- Honorary Chairman and former Chairman and CEO of Novartis AG, a company that engages in the research, development, manufacture and marketing of health care products worldwide
- Former Chief Operating Officer, Senior Vice President, Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd.

### Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- Finance, investment and M&A experience
- Global business leader
- Led a highly regulated business
- Public company governance

### Other Professional and Community Contributions
- Member, International Business Leaders Advisory Council for the Mayor of Shanghai
- Foreign Honorary Member, American Academy of Arts and Sciences
- Trustee, Carnegie Endowment for International Peace



**American Express Committees**
- Compensation and Benefits **(Chair)**
- Nominating and Governance

**Other Public Directorships**
- The Boeing Company
- Johnson & Johnson

**Other Public Directorships in the past five years**
- Envision Healthcare

# Ronald A. Williams
**Former Chairman and CEO, Aetna, Inc.**

Director since **2007**
**Lead Independent Director since 2018**
Age **69**

### Career Highlights
- Chairman and CEO, RW2 Enterprises, LLC, where he advises senior corporate executives on the development of strategy and how to achieve transformational leadership grounded in core values
- Former Chairman and CEO of Aetna, Inc., a leading diversified health care benefits company
- Operating advisor to Clayton, Dubilier & Rice, LLC, a private equity firm

### Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- Finance, risk management and investment expertise
- Led a highly regulated business
- Experience innovating through information technology
- Public company governance

### Select Professional and Community Contributions
- Trustee, Massachusetts Institute of Technology
- Trustee, Committee for Economic Development
- Vice Chair, Board of Trustees of the Conference Board
- Advisory Board Member, John Hopkins Carey Business School



## Christopher D. Young
**CEO, McAfee, LLC**

**American Express Committees**
• Innovation and Technology
• Risk

**Other Public Directorships**
• Snap Inc.

**Other Public Directorships in the past five years**
• Rapid7

### Career Highlights
• CEO of McAfee, LLC, one of the world's leading independent cybersecurity companies
• Former Senior Vice President and General Manager at Intel Security Group where he led the initiative to spin out McAfee
• Former Senior Vice President, Security and Government Group at Cisco Systems, Inc. a technology networking company

### Specific qualifications, experience, skills and expertise:
• Cybersecurity expert
• Core business, operations and management
• Experience in national security and emergency preparedness
• Product development and marketing experience
• Public company governance

### Select Professional and Community Contributions
• Member, President's National Security Telecommunications Advisory Committee
• Director, Cyber Threat Alliance
• Former Member, Board of Trustees of Princeton University

Corporate Governance

## Our Retiring Directors

Richard C. Levin and Samuel J. Palmisano are retiring from our Board at the end of their current terms and, therefore, will not stand for reelection at our annual meeting. We thank Rick and Sam for their dedicated service and wish each of them continued success.

# Our Board's Composition

As illustrated by the above director biographies, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Ongoing board succession planning along with our mandatory retirement age for directors, assures that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors.

The Nominating and Governance Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they also bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and diverse experiences that will contribute to the effective functioning of the Board. While we do not have a specific policy on board diversity, our Corporate Governance Principles provide that the Board should be diverse, engaged and independent. When reviewing potential board nominees, the Nominating and Governance Committee considers the diversity of the Board, including gender and race, and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality.

## Attributes of Director Nominees: What We Look For

- Individuals who have established records of significant accomplishment in leading global businesses and large, complex organizations
- Individuals who have achieved prominence in their fields and possess skills or significant experience in areas of strategic importance to our business
- Individuals who possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs
- Individuals who demonstrate they have the ability to challenge and stimulate management and exercise sound judgment
- Individuals who demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all shareholders rather than those of a specific constituency

## Process for Identifying and Adding New Directors

The Nominating and Governance Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a search firm allows the committee to make sure it is conducting a broad search and looking at a diverse pool of potential candidates. The committee also maintains an ongoing list of potential candidates.

The Nominating and Governance Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the committee in care of the Company's Corporate Secretary, whose contact information is on page 30. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 95.

The Nominating and Governance Committee identifies and adds new directors using the following process:

STEP

1

## Collect Candidate Pool
- ✔ Independent search firms
- ✔ Independent Director recommendations
- ✔ Shareholder recommendations

STEP

2

## Comprehensive Candidate Review
Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating and Governance Committee meetings and Board meetings.

The candidates that emerge from this process are interviewed by members of the Nominating and Governance Committee and other Board members, including the Chairman and Lead Independent Director.

- During these meetings, directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the current mix of competencies and diversity on the Board.
- Simultaneous due diligence is conducted, including soliciting feedback from other directors and persons outside the Company.

STEP

3

## Recommendation to the Board
The Nominating and Governance Committee presents qualified candidates to the Board for review and approval.

## Outcome
Four new directors added since 2014:

- ✔ Ethnic and gender diversity
- ✔ Technology and cybersecurity expertise
- ✔ Current and former CEOs
- ✔ Former CFO

- ✔ Senior government and regulatory experience
- ✔ Global business leaders
- ✔ M&A experience
- ✔ Financial and investment experience

We believe the composition of our Board appropriately reflects a diversity of viewpoints, skills, professional and personal backgrounds and experiences to effectively lead our Company.



# Our Board Evaluation Process

Our Board continually seeks to improve its performance. Throughout the year our Lead Independent Director has regular one-on-one discussions with our Board members and conveys their feedback on an ongoing basis to our Chairman. Separately, our Chairman, Chief Legal Officer and Corporate Secretary each routinely communicate with our Board members to obtain real-time feedback.

Our Nominating and Governance Committee oversees the formal annual evaluation process of the effectiveness of our Board and its standing committees. Conducting a robust annual evaluation allows the Board to assess its performance and practices and identify areas for improvement. As part of the evaluation process, our Board analyzes and assesses the performance of both the Chairman and the Lead Independent Director, as well as the overall leadership structure of the Company.

We believe that this continuous feedback cycle along with our formal annual evaluation process helps to ensure the continued effectiveness of our Board.

 **Our Board evaluations cover the following areas:**

- ✔ Board efficiency and overall effectiveness
- ✔ Board and committee structure
- ✔ Satisfaction with the performance of the Chairman
- ✔ Satisfaction with the performance of the Lead Independent Director
- ✔ Access to the Lead Independent Director, CEO and other members of senior management
- ✔ Quality of Board discussions and balance between presentations and discussion

- ✔ Quality and clarity of materials presented to directors
- ✔ Board and committee information needs
- ✔ Satisfaction with Board agendas and the frequency and format of meetings and time allocations
- ✔ Areas where directors want to increase their focus
- ✔ Board dynamics and culture
- ✔ Director access to experts and advisors
- ✔ Satisfaction with the format of the evaluation

The below summarizes our Board Evaluation process:

## 1
## Annual Board and Committee Evaluations

The process, including evaluation method, is reviewed annually by the Nominating and Governance Committee.

We currently use a written questionnaire for the Board and each standing committee that is updated and tailored to address the significant processes that drive board effectiveness.

Each director completes the written questionnaire on an unattributed basis for the Board and for each committee on which they serve.

The questionnaire includes open-ended questions and space for candid commentary.

## 2
## Summary of the Written Evaluations

The Company's Corporate Secretary collates the responses, highlighting trends since the prior year.

All written comments are unattributed, included verbatim and shared with the full Board and each applicable committee.

## 3
## Board and Committee Review

The Chair of the Nominating and Governance Committee leads the discussion of the Board and committee evaluations at the Board level using the responses to the written questionnaire as a guide. Separately, each committee chair leads a discussion of the applicable committee evaluation at each committee meeting and reports on their discussions to the full Board.

Directors deliver feedback to the Lead Independent Director and Chairman of the Board and suggest changes and areas for improvement.

## 4
## Actions

Actions taken in response to this process over the years include:

- Director orientation program was modified and enhanced;
- Management with varying degrees of seniority present to the Board and its committees;
- Information and materials regularly provided to directors have been enhanced and evolved to alleviate "information overload" and to enable directors to focus on the key data;
- Format of board meetings has been altered to enable more time for director discussion with and without the CEO present;
- Number of informal meetings between directors and key executives has been increased;
- Director education and presentations on emerging risk areas, industry disruptors and competitors are provided;
- Board members with specific subject matter expertise have been added; and
- International board members have been added.

# Our Board Leadership Structure

We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions.

Our Board is led by a combination of Mr. Williams, our Lead Independent Director, and Mr. Squeri, our Chairman and CEO, supplemented by engaged committee chairs and independent-minded, skilled and committed directors. Messrs. Squeri and Williams assumed their roles in February and March of 2018, respectively, and have forged a strong and productive working relationship. The Board's succession planning discussions surrounding their initial appointments included extensive discussions of the Board's leadership structure. Through that process, the Board determined that continuing with the combined Chairman and CEO structure, in combination with a strong Lead Independent Director, provides the best leadership structure for our Company and creates an environment in which the Board can work effectively and appropriately challenge management.

Our Board recently undertook its annual review of our leadership structure in conjunction with the Nominating and Governance Committee. This review included consideration of the sound and effective leadership provided by Mr. Williams during his tenure as Lead Independent Director as well as the tangible benefits of having a Chairman and CEO with an operational focus and extensive company experience given the global and complex nature of our business. Following thoughtful review and discussion, our Board continues to believe that our current leadership structure allows the Board to focus on key policy and operational issues, provides critical and effective leadership, both internally and externally, and benefits the long-term interests of our shareholders.

## Strong Lead Independent Director with Defined Role and Responsibilities

The Board recognizes that in circumstances like ours where the positions of Chairman and CEO are combined, a strong Lead Independent Director with a clearly defined role and set of responsibilities is paramount for constructive and effective leadership.

Therefore, the position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities which are detailed in our Board-approved Corporate Governance Principles.

Our Corporate Governance Principles provide that the Lead Independent Director will:

- ✔ Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions;
- ✔ Call additional meetings of independent directors as needed;
- ✔ Lead the Board in putting forth its expectations for "tone at the top";
- ✔ Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors;
- ✔ Facilitate effective and candid communication to optimize Board performance;
- ✔ Advise the Chairman of the Board's informational needs and review and approve the types of information sent to the Board and Board meeting agendas;
- ✔ Review and approve the schedule of Board meetings to ensure there is sufficient time for discussion of all agenda items;
- ✔ Monitor and coordinate with the Chairman on appropriate governance issues and developments; and
- ✔ Be available as appropriate for consultation and direct communication with major shareholders.

# Our Board's Primary Role and Responsibilities, Structure and Processes

## Our Board's Primary Role and Responsibilities

Our Board bears the responsibility for the oversight of management on behalf of our shareholders in order to ensure long-term value creation. In that regard, the primary responsibilities of our Board include (i) oversight of the Company's annual business plan and corporate strategy, (ii) ongoing succession planning and (iii) risk management.

## How our Board Oversees our Annual Business Plan and Corporate Strategy

Our Board oversees our strategic direction and business activities. At the beginning of each year, our Chief Financial Officer presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. Each year, the Board engages in a two-day offsite strategy meeting with management where it conducts a comprehensive review and discussion of the Company's strategic goals over the short-, medium- and long-term, as well as management's plans to achieve such goals. In addition, at least once a year, each of the global business groups presents an in-depth review of their business to the Board, which includes a review of the strategic goals of the business and business performance relative to the businesses strategy.



**1** In-depth review by global business groups

**2** Comprehensive review of Company's strategic goals

**3** Consolidation of annual business plan

**4** Discussion of Company results relative to the annual business plan

## How our Board Engages in Ongoing CEO and Key Executive Succession Planning

Our Board ensures that we have the right management talent to pursue our strategies successfully.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key management succession decisions. Succession is regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO successors to address identified gaps in skills and attributes. This occurs through various means, including informal meetings, Board dinners, presentations to the Board and committees, attendance at Board meetings and the comprehensive annual talent review. In addition, the Board has developed an emergency CEO succession plan.

The Board also oversees management's succession planning for other key executive positions. Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review which includes a review of the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

Additionally, the results of the Company's Annual Culture (Pulse) Survey are reviewed each year in detail with the Board. The insights provided by this survey help to ensure that the Company is developing future leaders who will positively impact Company culture. We believe that maintaining our strong culture and adhering to our Blue Box Values will ensure that we attract, retain and develop the right talent to lead the Company and successfully execute our corporate strategy.

## How our Board Oversees Risk Management

We are committed to Board-level risk management. Our Board monitors our "tone at the top" and risk culture and oversees emerging strategic risks. Risk management is overseen by our Board through three Board committees: Risk, Audit and Compliance, and Compensation and Benefits. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at their committee. The committees meet regularly in private executive sessions with our Chief Risk Officer, Chief Compliance & Ethics Officer, Chief Audit Executive and other senior management with regard to our risk management processes, controls, talent and capabilities.

## Board of Directors

Monitors our "tone at the top" and risk culture and oversees emerging strategic risks. Committee-specific oversight areas are set forth below:

## 1
### Risk Committee

- ✔ Provides oversight of our enterprise-wide risk management framework, processes and methodologies. Approves our Enterprise Risk Management (ERM) policy, which covers risk governance, risk oversight and risk appetite, including credit risk, market risk, liquidity risk, operational risk, reputational risk, country risk, model risk, asset-liability management risk and strategic and business risk. Our ERM policy:
  - Defines the authorized risk limits to control exposures within our risk capacity and risk tolerance, including stressed forward-looking scenarios
  - Establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system for monitoring limits, escalation triggers and assessing control programs
- ✔ Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Risk Officer
- ✔ Receives regular updates from the Chief Risk Officer on key risks, transactions and exposures
- ✔ Receives reports on cybersecurity and related risks at least twice a year
- ✔ Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios and major risk concentrations
- ✔ Provides oversight of management's execution of capital management, liquidity planning and resolution planning
- ✔ Monitors the quality and effectiveness of the Company's technology security, data privacy and disaster recovery capabilities

## 2
### Audit and Compliance Committee

- ✔ Assists the Board in its oversight responsibilities relating to the integrity of our annual and quarterly consolidated financial statements and financial reporting process, internal and external auditing, including the qualifications and independence of the independent registered public accounting firm and the performance of our internal audit services function, and the integrity of our systems of internal control over financial reporting and legal and regulatory compliance
- ✔ Provides oversight of our Internal Audit Group
- ✔ Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves Internal Audit's annual audit plan, charter, policies, budget and overall risk assessment methodology
- ✔ Receives regular updates on the status of the audit plan and results including significant reports issued by Internal Audit and the status of our corrective actions
- ✔ Reviews and approves our compliance policies, which includes our Compliance Risk Tolerance Statement
- ✔ Reviews the effectiveness of our Corporate-wide Compliance Risk Management Program
- ✔ Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm

## 3
### Compensation and Benefits Committee

- ✔ Works with the Chief Human Resources Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk
  - Our Chief Risk Officer is actively involved in setting goals, including for our business units
  - Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into performance evaluations
  - Our Chief Risk Officer meets with the committee and attests whether performance goals and results have been achieved without taking imprudent risks
- ✔ Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives

## Board Oversight of Information and Cyber Security

We are a global financial services company and understand the substantial operational risks for companies in our industry as well as the importance of preserving the trust of our customers and securing their personal information. To that end, we have an extensive cybersecurity governance framework in place. Our Board receives reports on cybersecurity at least once a year and our Risk Committee receives reports on cybersecurity at least twice a year, one of which is joint with the Audit and Compliance Committee, and all receive ad hoc updates as needed. In addition, the Risk Committee annually approves the Company's information security program.

We have a very experienced information security team and we actively develop and recruit leadership and specialists from both the government and private sector. We have implemented an Information Security Program and Operating Model that is designed to protect the confidentiality, integrity and availability of information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. Our Information Security Program and Operating Model are based on the National Institute of Standards and Technology (NIST) Cybersecurity Common Standards Framework, which consist of controls designed to identify, protect, detect, respond to and recover from information and cyber security incidents. The framework defines risks and associated controls which are embedded in our processes and technology. Those controls are measured and monitored by a combination of subject matter experts and a security operations center with our integrated cyber detection, response and recovery capabilities.

**Governance Highlights**

- ✓ **We have a robust Cyber Crisis Response Plan in place which provides a documented framework for handling high severity security incidents and facilitates coordination across multiple parts of the Company.**
- ✓ **We deploy a defense-in-depth strategy with multiple layers of controls including embedding security into our technology investments.**
- ✓ **We invest in threat intelligence and are active participants in industry and government forums to improve sector cybersecurity defense.**
- ✓ **We collaborate with our peers in the areas of threat intelligence, vulnerability management and response and drills.**
- ✓ **We perform simulations and drills at both a technical and management level.**
- ✓ **We incorporate external expertise and reviews in all aspects of our program.**

We continuously assess the risks and changes in the cyber environment and dynamically adjust our program and investments as required.

## How our Management Oversees Risk

We use our comprehensive ERM program to identify, aggregate, monitor and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

There are several internal risk management committees, including the Enterprise-wide Risk Management Committee (ERMC), chaired by our Chief Risk Officer. The ERMC is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. It maintains the enterprise-wide risk appetite framework and monitors compliance with limits and escalations defined in it. The ERMC oversees implementation of risk policies Company-wide. The ERMC reviews key risk exposures, trends and concentrations, significant compliance matters, and provides guidance on the steps to monitor, control and report major risks.

## Our Board Committees

Our Board's current standing committee membership information is listed below. Standing committee membership for 2018 can be found in our 2018 proxy statement filed with the SEC on March 19, 2018. Each member of our standing committees in 2018, including our retiring directors, Messrs. Levin and Palmisano, were independent and fulfilled the requirements applicable to each committee on which they served.

# Board Committee Responsibilities

## Audit and Compliance Committee

### Role and Responsibilities

- Assists the Board in its oversight of the integrity of our consolidated financial statements and related financial reporting processes, and internal and external auditing, including the qualifications and the independence of the independent registered public accounting firm, the performance of the Company's internal audit services function, the integrity of our systems of internal control over financial reporting, and legal and regulatory compliance. See page 41 under Report of the Audit and Compliance Committee for additional information regarding the duties of the Committee with respect to oversight of our financial reporting process
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm
- Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters
- Reviews and discusses reports from management regarding significant reported ethics violations under our Code of Conduct and other corporate governance policies
- Meets regularly in executive session with management, including with the Company's Chief Compliance & Ethics Officer, the Company's Chief Audit Executive and the Company's independent registered public accounting firm

## 10 Meetings in 2018

### Members
John J. Brennan
Ralph de la Vega
Anne L. Lauvergeon
Michael O. Leavitt
Daniel L. Vasella **(Chair)**

### Independence
Each member of the committee is independent and financially literate.

### Audit Committee Financial Expert
Mr. Brennan meets the requirements as defined by SEC rules.

## Compensation and Benefits Committee

### Role and Responsibilities

- Oversees the compensation of our executive officers and designated key employees
- Oversees our employee compensation plans and arrangements and employee benefit plans
- Approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures that appropriately balance risk with business objectives and the review of our compensation practices so business performance is achieved without taking imprudent or excessive risk
- Evaluates potential conflicts of interest with respect to its advisors
- The committee may delegate certain of its responsibilities to one or more of its members or to executive officers or designated senior executives, to the extent permissible under its charter, the Company's bylaws, the terms of the applicable plans, laws, rules, regulations and listing standards, and subject to any limitations imposed by our Board from time to time

### Compensation and Benefits Committee Interlocks and Insider Participation
Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.

## 6 Meetings in 2018

### Members
John J. Brennan
Peter Chernin
Ralph de la Vega
Ronald A. Williams **(Chair)**

### Independence
Each member of the committee is independent.

# Innovation and Technology Committee

**Role and Responsibilities**
- Assists the Board in its oversight of strategic innovation and technology initiatives
- Facilitates the Board's review, discussion and understanding of our digital and technology strategy, our transformation initiatives and our digital product innovations
- Reviews metrics on innovation and digital and technology developments and technology progress

3 Meetings in 2018

**Members**
Charlene Barshefsky **(Chair)**
Ralph de la Vega
Theodore J. Leonsis
Christopher D. Young

**Independence**
Each member of the committee is independent.

# Nominating and Governance Committee

**Role and Responsibilities**
- Considers and recommends candidates for election to the Board
- Provides oversight of corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders
- Advises the Board on director compensation
- Oversees the annual performance evaluation process for the Board and Board committees, including establishing criteria for evaluating their performance
- Advises the Board on corporate governance and Board leadership
- Discusses feedback from shareholders regarding governance practices and advises on shareholder engagement practices
- Administers the Related Person Transaction Policy
- Supports the Board with respect to management succession planning

7 Meetings in 2018

**Members**
Peter Chernin **(Chair)**
Theodore J. Leonsis
Daniel L. Vasella
Ronald A. Williams

**Independence**
Each member of the committee is independent.

# Public Responsibility Committee

**Role and Responsibilities**
- Reviews legislation, regulations and policies affecting us, our philanthropic programs, our political action committee, our corporate political contributions and our government relations activities
- Reviews legislation, regulations and policies affecting the communities we serve and our environmental and social programs and practices

**Political Engagement Activities**
We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible to do so. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and management regularly reports to the committee regarding its engagement in the public policy arena and its political contributions. Information regarding our Company's political activities, including U.S. political contributions, may be found at https://ir.americanexpress.com/CustomPage/Index?KeyGenPage=430313

3 Meetings in 2018

**Members**
Charlene Barshefsky
Anne L. Lauvergeon
Michael O. Leavitt **(Chair)**
Theodore J. Leonsis

**Independence**
Each member of the committee is independent.

# Risk Committee

## Role and Responsibilities

- Assists the Board in its oversight of the Company's enterprise-wide risk management framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by management to identify, assess, measure and manage key risks facing the Company
- Assists the Board in its oversight of management's execution of capital management, liquidity planning and resolution planning
- Monitors the quality and effectiveness of the Company's information security program
- Meets regularly in executive session with the Company's Chief Risk Officer

Please see How our Board Oversees Risk Management on page 21 for additional information regarding the activities of the committee.

**5** Meetings in 2018

### Members
Charlene Barshefsky
John J. Brennan **(Chair)**
Daniel L. Vasella
Christopher D. Young

### Independence
Each member of the committee is independent.

# Our Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with the charters of the six standing committees of the Board (Audit and Compliance, Compensation and Benefits, Innovation and Technology, Nominating and Governance, Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for employees) and the Code of Business Conduct for Directors, provide our governance framework. Key governance policies and processes also include our whistleblower policy, our comprehensive enterprise-wide risk management program, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the board level, guide the Company's operations.

Our Board, along with management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and Blue Box Values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating and Governance Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available discourse on governance.

You may view the following documents by clicking on the "Corporate Governance" link found on our investor relations webpage at http://ir.americanexpress.com and then selecting "Governance Framework." You may also access our Investor Relations webpage through our main website at americanexpress.com by clicking on the "About American Express" link, which is located at the bottom of the Company's homepage. You may also obtain free copies of the following materials by writing to our Company's Corporate Secretary:

- Corporate Governance Principles
- Charters for each of the six standing Board committees
- Code of Conduct for Employees (which constitutes our code of ethics)
- Code of Business Conduct for Members of our Board

## Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. (A non-contested election is an election where the number of nominees is the same as the number of directors to be elected.) If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Form 8-K filed with the Securities and Exchange Commission (SEC).

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our certificate of incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the fourteenth day prior to the date on which we file our definitive proxy statement with the SEC.

## Proxy Access

A shareholder or group of no more than 20 shareholders that has owned at least 3% of our common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our annual shareholder meeting. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such annual meeting is the greater of (i) two or (ii) 20% of directors to be elected. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary under the terms of our bylaws.

## Director Attendance

During 2018, our Board met six times and our committees met 34 times (in the aggregate). All directors attended 75% or more of the meetings of the Board and Board committees on which they served in 2018.

All of our directors serving on our Board at the time of our 2018 annual meeting attended the meeting. Our Board strongly encourages all of its members to attend the annual meeting but understands there may be exigent circumstances.

Our meeting attendance policy is set forth in our Corporate Governance Principles.

## Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to discuss matters such as strategy, CEO and senior management performance and compensation, succession planning and board effectiveness without management present. Our independent directors meet in executive session at each regularly scheduled in-person board meeting. Any director may request additional executive sessions of independent directors. During 2018, our independent directors met in executive session at six board meetings.

## Our Board's Size

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a board of 12—14 directors offers a sufficiently large and diverse group to address the important issues facing the Company and provide a wide range of perspectives while being small enough to encourage personal involvement and discussion.

Due to the retirements of Messrs. Levin and Palmisano, 11 of our directors are standing for re-election. We continue to believe that a board of 12-14 directors is the right size for our Company and plan to add new directors to our Board as candidates possessing the attributes we look for are identified.

## Our Board's Independence

# 10/11 Director Nominees are Independent

Our Corporate Governance Principles provide that a substantial majority of our directors will meet the criteria for independence required by the New York Stock Exchange (NYSE). A director is considered independent if the Board determines that he or she does not have a material relationship with the Company. In making its annual independence determinations, the Board considers transactions between each director nominee and the Company. Our Board has established guidelines to assist it in determining director independence. These guidelines can be found within our Corporate Governance Principles and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships, and contributions to nonprofit organizations.

Based on our guidelines, the Board determined in March 2019 that all of its members in 2018 other than Messrs. Chenault and Squeri, and all of the Board's director nominees for election at the 2019 annual meeting, other than Mr. Squeri, are independent.

Ambassador Barshefsky is a partner at the law firm of WilmerHale, an international law firm based in Washington, D.C. From time to time and in the ordinary course of its business, WilmerHale provides legal services to American Express that we consider to be de minimus in nature. Ambassador Barshefsky does not provide any such legal services, and she does not receive any compensation from the firm that is generated by or related to our payments to WilmerHale for such services. The Nominating and Governance Committee determined, based on fees paid to the firm over the past three years, that WilmerHale does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to WilmerHale represented less than 1% of the firm's annual revenue in each of the past three years and represented less than 0.1% of American Express' revenues in each such year. Further, the Nominating and Governance Committee reviewed the nature of American Express' engagement of WilmerHale and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Ambassador Barshefsky's service on American Express' Board should not impair American Express' ability to engage WilmerHale when American Express determines such engagements to be appropriate and in our best interests. The committee is satisfied that WilmerHale, when engaged for legal work, is chosen by American Express' legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the foregoing, the committee determined and recommended to the Board that American Express' professional engagement of WilmerHale does not impair Ambassador Barshefsky's independence.

# Shareholder Engagement

## Our Board's Commitment to Shareholder Engagement

### Why We Engage

Our directors and management recognize the benefits that come from robust dialogue with shareholders and we have embraced an active shareholder engagement strategy for many years. We engage with shareholders throughout the year in order to:

• Provide visibility and transparency into our business, our performance and our governance and compensation practices

• Discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views

• Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices

Following our 2018 annual meeting, we engaged with shareholders representing approximately half of our outstanding shares on corporate governance, executive compensation and related matters. During these meetings, depending on the investor's priorities, we discussed and sought direct feedback on a broad number of issues including our CEO transition, company strategy and performance, board composition, and the results of our 2018 Say on Pay Vote. Please see "Shareholder Engagement and Responsiveness to 2018 Say on Pay Vote" starting on page 45, for a detailed discussion of the changes we have made to our executive compensation program in response to this shareholder feedback.

## How We Engage

### BOARD INVOLVEMENT

Our Lead Independent Director and Compensation and Benefits Committee Chair is available for engagement with large shareholders, including participating in joint corporate governance and investor relations meetings. We deliver feedback to our Board regarding shareholder meetings.



### INVESTOR RELATIONS AND SENIOR MANAGEMENT

We provide institutional investors with many opportunities to provide feedback to our Board and senior management. We participate in:

- Formal events
- One-on-one meetings
- Group meetings throughout the year

To learn more about our engagement, you may visit our investor relations website at http://ir.americanexpress.com.



### CORPORATE SECRETARY AND CHIEF GOVERNANCE OFFICER

We engage with governance representatives of our major shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the corporate governance, investor relations and executive compensation groups discuss, among other matters, company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior meetings, our executive compensation practices and our corporate social responsibility practices.



### OUTCOMES FROM SHAREHOLDER ENGAGEMENT

Shareholder feedback is thoughtfully considered and has led to modifications in our governance practices, executive compensation program and disclosure. Some of the actions we have taken that are informed by shareholder feedback over the last several years include:

- Will not provide office support to future retiring CEOs
- Redesigned performance shares to include relative ROE comparison and relative TSR modifier
- Eliminated Portfolio Grant (long-term cash) program in 2019 and transitioned target award values to 100% equity tied to Company and stock performance
- Enhanced disclosure of goal setting process
- Continue to align compensation program with the Company's strategic priorities
- Adopted proxy access
- Adopted shareholder right to call special meetings
- Made changes to our executive compensation peer group
- Simplified our Annual Incentive Award program to be more formulaic and focused on Company performance
- Enhanced our website disclosures on political contributions and diversity
- Continue to enhance our proxy disclosures
- Amended our Corporate Governance Principles to limit the number of public company boards on which our directors may serve
- Published the results of the review of our pay programs which found that our U.S. colleagues are compensated equitably, regardless of gender
- Updated our Corporate Social Responsibility Report and posted it on our website
- Added directors with financial services, cybersecurity and digital backgrounds

**The following page provides additional details regarding our ongoing engagement process.**

## Corporate Governance Engagement Cycle



**SUMMER**
Review feedback and results from the Annual Meeting and plan for fall engagement

**FALL**
Comprehensive engagement with institutional shareholders to gather feedback following the Annual Meeting and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation and priorities for the year

**SPRING**
Pre-Annual Meeting engagement to update shareholders and gather feedback on compensation and governance changes and to discuss items on the Annual Meeting agenda

**WINTER**
Review of shareholder feedback and board consideration of potential changes to corporate governance and executive compensation program and proxy disclosures

## How to Communicate with our Board

You may communicate with the Board or an individual director by letter, email or telephone, directed in care of the Company's Corporate Secretary, who will forward your communication to the intended recipient. However, at the discretion of the Corporate Secretary, materials considered to be inappropriate or harassing, unsolicited advertisements, or promotional materials and invitations to conferences may not be forwarded.

If you have an inquiry about our financial statements, accounting practices or internal controls, please direct your concern to the Chair of the Audit and Compliance Committee. If the inquiry relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating and Governance Committee or the Lead Independent Director. Matters relating to executive compensation may be directed to the Chair of the Compensation and Benefits Committee. If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Corporate Secretary as follows:

**Tangela S. Richter**
Corporate Secretary and Chief Governance Officer
American Express Company
200 Vesey Street
New York, NY 10285
(212) 640-2000
corporatesecretarysoffice@aexp.com

Corporate Governance

# Compensation of Directors

The Nominating and Governance Committee reviews director compensation and seeks to compensate our directors in a manner that attracts and retains highly qualified directors and aligns the interests of our directors with those of our long-term shareholders. In 2018, the Committee engaged an independent compensation advisory firm, Semler Brossy Consulting Group, to assist the committee in its review of the competitiveness and structure of the Company's non-management director compensation. This review included a competitive benchmarking of our director compensation against the 20 companies that our Compensation and Benefits Committee examines as a reference when examining the competitiveness of our executive compensation practices, as well as the S&P 100 and certain financial institutions. After completing its review, the Nominating and Governance Committee recommended modest increases to our program effective January 1, 2018, in order to better position our program from a competitive standpoint going forward, as described below.

The following table provides information on the 2018 compensation of non-management directors who served for all or a part of 2018. We reimburse directors for reasonable out-of-pocket expenses attendant to their board service.

| Name | Fees Earned or Paid in Cash[1] | Stock Awards[2] | All Other Compensation[3] | Total |
|---|---|---|---|---|
| Charlene Barshefsky | $141,055 | $190,000 | $88,948 | $420,003 |
| John J. Brennan | $159,083 | $190,000 | $ 7,709 | $356,792 |
| Ursula M. Burns[4] | $ 39,323 | $ — | $49,063 | $ 88,386 |
| Peter Chernin | $135,000 | $190,000 | $55,013 | $380,013 |
| Ralph de la Vega | $128,028 | $190,000 | $19,130 | $337,158 |
| Anne L. Lauvergeon | $120,000 | $190,000 | $27,779 | $337,779 |
| Michael O. Leavitt | $136,055 | $190,000 | $26,935 | $352,990 |
| Theodore J. Leonsis | $112,958 | $190,000 | $39,084 | $342,042 |
| Richard C. Levin[5] | $120,000 | $190,000 | $57,116 | $367,116 |
| Samuel J. Palmisano[5] | $110,000 | $190,000 | $21,674 | $321,674 |
| Daniel L. Vasella | $160,000 | $190,000 | $34,777 | $384,777 |
| Robert D. Walter[4] | $ 45,240 | $ 14,792 | $76,872 | $136,904 |
| Ronald A. Williams | $154,014 | $250,208 | $98,011 | $502,233 |
| Christopher D. Young[6] | $ 96,333 | $190,000 | $ 1,869 | $288,202 |

[1] **Annual Retainers.** For service in 2018, we paid non-management directors an annual retainer of $95,000 for board service and an additional annual retainer of $20,000 to members of the Audit and Compliance and Risk Committees, $10,000 to members of the Compensation and Benefits Committee and $5,000 to members of the Innovation and Technology, Nominating and Governance, and Public Responsibility Committees. We also paid an annual retainer to the Chair of each of the Board committees as follows: Audit and Compliance, Compensation and Benefits, Innovation and Technology, Public Responsibility and Risk, $20,000; Nominating and Governance, $25,000. We pay no fees for attending meetings, but the annual retainer for board service of $95,000 is reduced by $20,000 if a director does not attend at least 75% of his or her aggregate board and committee meetings. Effective March 13, 2018, our Board approved several revisions to the leadership and membership of our standing committees. Each director affected by these changes (Charlene Barshefsky, John J. Brennan, Ralph de la Vega, Michael O. Leavitt, Theodore J. Leonsis, Ronald A. Williams and Christopher D. Young) received corresponding pro-rated fees. In addition, each of our Lead Independent Directors during 2018, Robert D. Walter and Ronald A. Williams received a pro-rated annual retainer of $4,931 and $20,069, respectively.

All non-management directors, except Ursula M. Burns, deferred all or a portion of their 2018 retainers into a cash account, a share equivalent unit (SEU) account, or both, under the deferred compensation plan described below in footnote 2.

[2] **Share Equivalent Unit Plan.** To align our non-management directors' annual compensation with shareholder interests, each non-management director is credited with common SEUs upon election or reelection at each annual meeting of shareholders. Each SEU reflects the value of one common share.

Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then value of one common share at the time of distribution to the director. On May 7, 2018, the date of last year's annual meeting, each non-management director elected to the Board was credited with SEUs having a value of $190,000, which consisted of 1,931 SEUs, based on the market price of our common shares for the average of the 15 trading days immediately preceding such date. In addition, each of our Lead Independent Directors during 2018, Robert D. Walter and Ronald A. Williams, received an annual SEU retainer of $14,792 and $60,208, respectively, which consisted of 159 and 603 SEUs, respectively, for the portion of the year when each was in the role, based on the market price of our common shares for the average of the last 10 trading days of such calendar quarter. We report in this column the aggregate grant date fair value of these SEUs in accordance with FASB ASC Topic 718, Compensation – Stock Compensation.

**Deferred Compensation Plan for Directors.** Non-management directors may defer the receipt of up to 100% of their annual cash retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120% of the applicable federal long-term rate for December of the prior year or (2) their SEU account. Under either alternative, directors will receive cash payments and will not receive shares upon payout of their deferrals.

The balances in directors' SEU accounts at December 31, 2018 are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director, additional units credited as a result of the reinvestment of dividend equivalents and, for directors who participated in the SEU option under our deferred compensation plan for directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

| Name | Number of SEUs |
|---|---|
| **C. Barshefsky** | 63,213 |
| **J. Brennan** | 7,311 |
| **U.M. Burns** | — |
| **P. Chernin** | 39,441 |
| **R. de la Vega** | 9,501 |
| **A.L. Lauvergeon** | 21,107 |
| **M.O. Leavitt** | 15,025 |
| **T.J. Leonsis** | 28,972 |
| **R.C. Levin** | 35,310 |
| **S.J. Palmisano** | 16,087 |
| **D.L. Vasella** | 26,257 |
| **R.D. Walter** | 42,491 |
| **R.A. Williams** | 65,341 |
| **C.D. Young** | 2,909 |

(3) **Insurance.** We provide our non-management directors with group term life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all company employees. This column includes the premium paid for such coverage.

**Dividend Equivalents.** Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held at the time of company quarterly dividend payment dates. This column includes the fair market value of the dividend equivalents received by the directors during 2018 in these amounts: Amb. Barshefsky $88,894, Mr. Brennan $7,655, Ms. Burns $49,063, Mr. Chernin $54,959, Mr. de la Vega $11,076, Ms. Lauvergeon $27,725, Gov. Leavitt $18,881, Mr. Leonsis $39,030, Mr. Levin $49,062, Mr. Palmisano $21,620, Dr. Vasella $34,723, Mr. Walter $68,872, Mr. Williams $89,957, and Mr. Young $1,815.

**Directors' Charitable Award Program.** We maintain a Directors' Charitable Award Program for directors elected prior to July 1, 2004. To fund this program, we purchased joint life insurance on the lives of participating directors. The death benefit of $500,000 funds a donation to a charitable organization that the director recommends. The Company paid no premiums for the policies of non-management directors who served for all or part of 2018.

**Matching Gift Program.** Directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to approved charitable organizations up to $8,000 per calendar year. This column includes the amounts matched with respect to calendar year 2018.

(4) Ms. Burns and Mr. Walter retired from our Board on May 7, 2018.

(5) Messrs. Levin and Palmisano will retire from our Board on May 7, 2019.

(6) Mr. Young was elected to our Board effective March 13, 2018.

# Director Stock Ownership

Our Corporate Governance Principles provide that non-management directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board.

# Director Trading in Company Securities

As set forth in the Company's Code of Business Conduct for Members of the Board, directors must pre-clear every transaction in Company securities for themselves, immediate family members, or any family trust with the Corporate Secretary. This includes gifts, transactions in discretionary accounts and non-routine transactions such as optional cash purchases in the Dividend Reinvestment Plan. Additionally, Directors may not engage in short sales or put or call or other hedge transactions in Company shares. Directors may not pledge Company shares (which includes holding shares in a margin account) without prior pre-clearance.

# Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability and for fiduciary liability arising from employee benefit plans we sponsor. The coverage for director and officer liability provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. The fiduciary liability portion of the program covers: us; our employee benefit plans; and the directors, trustees and employees who serve as fiduciaries for our employee benefit plans. Subject to the policy terms and conditions, it covers losses from alleged breaches of fiduciary or administrative duties, as defined in the Employee Retirement Income Security Act of 1974 or similar laws or regulations. A portion of the program is blended with certain other insurances covering the company.

Effective from November 30, 2018 to November 30, 2019, this insurance is provided by a consortium of insurers. ACE American Insurance Company is the lead insurer. XL Specialty Insurance Company, Illinois National Insurance Company, Allied World Assurance Company Ltd., Freedom Specialty Insurance Company, Markel Bermuda Ltd., American International Reinsurance Company Ltd., Allianz Insurance Company, Starr Indemnity and Liability Company, Everest National Insurance Company, Continental Casualty Company, and Atlantic Specialty Insurance Company provide excess coverage. The program also includes supplemental layers dedicated exclusively to providing coverage for directors and officers when we cannot indemnify them. The supplemental layers are provided by XL Specialty Insurance Company, ACE American Insurance Company, Zurich American Insurance Company, Illinois National Insurance Company, Continental Casualty Company, U.S. Specialty Insurance Company, American International Reinsurance Company Ltd., Freedom Specialty Insurance Company, Everest National Insurance Company, Allianz Insurance Company, Atlantic Specialty Insurance Company, Allied World Assurance Company, Chubb Bermuda Insurance Ltd., and certain Lloyd's of London syndicates. We expect to obtain similar coverage upon expiration of the current program. The annual premium for the program is approximately $4.4 million.

# Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than 5% shareholders, and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2018, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described below.

## Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, Related Person Transactions must be approved by the Nominating and Governance Committee, other than certain pre-approved transactions (described below). The Committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not approved under the policy, the Committee will consider the options available, including ratification, revision or termination of the transaction. The policy does not supersede any other company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary is responsible for assisting the Nominating and Governance Committee in carrying out its responsibilities, and management is required to present to the committee the material facts of any transaction that it believes may require review. In cases when it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Nominating and Governance Committee, the Chair may review and approve the transaction and then report any approval to the full committee at its next regularly scheduled meeting. If a matter before the Nominating and Governance Committee involves a member of the committee, the member must be recused and may not participate in deliberations or vote on the matter.

## Pre-Approved Categories of Related Person Transactions

The Nominating and Governance Committee has pre-approved certain categories of transactions as being consistent with the best interests of the Company. These categories, which may exceed the proscribed threshold for Related Person Transactions, include but are not limited to director and executive officer compensation, use of Company products and services, transactions involving indebtedness to the Company, certain banking-related transactions, immaterial ordinary course transactions with other entities, charitable contributions and indemnification payments.

## Related Party Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our U.S. card-issuing bank may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with other people. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also have transactions with us involving other goods and services, such as travel services and investments in deposit products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally. Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister-in-law of Mr. Squeri, our Chairman and CEO, is employed by the Company in a non-executive position and received compensation in 2018 of between $260,000 and $290,000. The compensation and other terms of employment of Mr. Squeri's sister-in-law are determined on a basis consistent with the Company's human resources policies.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We also may provide ordinary course commercial card and bill payments services or business insights to some of these companies, for which these companies pay fees to us. We may engage in other commercial transactions with these companies, and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms.

# The Powerful Backing of American Express: Corporate Social Responsibility

We provide powerful backing to the communities where our customers and colleagues live and work.

## Our Approach to Corporate Social Responsibility

Our approach to Corporate Social Responsibility (CSR) is a natural extension of both our mission—to become essential to our customers by providing differentiated products and services to help them achieve their aspirations—and our commitment to doing what is right.

We deliver value for both our business and our communities by investing financial and human resources in ways that address the social, environmental, and economic needs of our communities, customers, colleagues, shareholders, and partners.

We view service through many lenses:

      

| Delivering exceptional products, services, and experiences | Enabling commerce and helping businesses grow | Promoting a culture of respect—one that fosters inclusion and trust | Upholding the highest standard of integrity | Safeguarding our customers' privacy and data | Making a difference in the communities where we work and live | Helping preserve treasures of the past for future generations to enjoy |
|---|---|---|---|---|---|---|

All of this is underscored by disciplined risk management that ensures we are building a Company that will endure as a place where people want to work, invest, and do business.

## Strategic CSR Engagement

Our strategy begins by identifying our key stakeholders, then engaging with them to understand the Environmental Social and Governance (ESG) issues that matter to them, and the impact those issues have on our business. We have identified eight key stakeholder groups based on their impact on our business activities:

1 Shareholders (including socially responsible investors);

2 Colleagues;

3 Customers: Card Members, Businesses and Merchants;

4 Government and regulators;

5 Suppliers;

6 Community and nongovernmental organizations;

7 Sustainability research firms; and

8 Other financial institutions

Our continued engagement with these stakeholders helps ensure we are meeting their expectations and advancing our efforts to operate responsibly.

# Our CSR Governance Structure

Our executive management holds the ultimate responsibility for our CSR progress and success; these leaders review and evaluate ESG key performance indicators and long-term goals within their business units. We have a robust program in place to assess and manage human capital priorities, which we define as talent-related opportunities linked to outcomes. We prioritize employee recruitment and retention, while promoting equal opportunity and ensuring we have a diverse workforce. Information regarding the colleague metric portion of our Company scorecard, which guides us in reporting across talent retention and diversity and inclusion efforts and which are included as metrics in our annual incentive program, is included on page 46. Further, we have mapped the United Nations Sustainable Development Goals to our business initiatives and programs and actively track our progress against these global goals.

At the Board level, the Public Responsibility Committee reviews our CSR program, monitors progress against our goals, and provides guidance on our efforts. Day-to-day, our CSR team works with colleagues throughout the Company to shape our efforts and monitor progress on key ESG issues.

# 2018 CSR Highlights

 ## Promoting Responsible Business Practices:

 ### Maintain the highest standards of ethics and integrity

**24/7**
the Amex Ethics Hotline provides a channel in over 200 languages for colleagues, contractors, vendors, and suppliers to **raise ethical or compliance concerns.**

**Each colleague is personally accountable** for fulfilling our company's mission and receives Global Regulatory Learning Enterprise Essential Training.

 ## Serving Our Colleagues:

 ### Foster a diverse and inclusive culture

**100%**
**on the Human Rights Campaign's Corporate Equality Index** score since 2004, based on our policies and practices that support LGBTQ inclusion.

Named to **Bloomberg's Financial Services Gender-Equality Index,** based on our efforts to create a work environment that supports gender equality.

 ### Support our colleagues' professional and personal goals

**20** WEEKS
**paid parental leave** for male and female U.S.-based regular full-time and part-time salaried colleagues.

**86%**
**of our colleagues participated in** either a personal or a professional **development experience through trainings we offer**.

**30%**
of colleagues had a **flexible work** arrangement.

 ## Delivering for Our Customers and Partners:

 ### Meet the evolving needs of our customer base

**Customer satisfaction** with our service has increased **20** PERCENT since 2011 based on Card Member feedback.

 ### Support small business growth

**9th** YEAR
**Small Business Saturday's celebration,** a day we created to support local businesses.

 ### Make our products and services better for society

**$93M+**
donated from 2010 to 2018 by U.S. Card Members through our Members Give<sup>SM</sup> program **to benefit charitable causes.**

**Launched SafeKey® 2.0,** our next generation online authentication tool that **provides an extra layer of security when an American Express Card Member** makes an online purchase at a participating merchant.

 Caring for Our Communities:

 **Strengthen the communities in which we operate**

## $42M

**in charitable giving globally,** including grants provided by the Company, The American Express Foundation, our Center for Community Development, and gift matching programs.

 **Empower emerging nonprofit and social leaders**

## $80M

since 2008 **to develop more than 100,000 social purpose leaders** who are tackling some of society's most complex issues.

 **Engage citizen volunteership**

## 70

**nonprofits** supported by our grants in 2018 **engaged 7 million volunteers in about 30 million hours of service.**

 **Promote stewardship of historic places**

## $70M+

since 1974 **in support of historic preservation efforts** around the world, helping to **preserve more than 620 sites.**

 Managing Our Operations Responsibly:

 **Reduce our environmental footprint**

## 50%

**carbon emissions reduction for scope 1 and 2 emissions in 2017 compared to** 2011.

 **Commit to responsible sourcing and operations**

## 100% OF PAPER

used in our U.S. direct marketing was certified **from sustainably managed forests.**

**Committed to limiting single-use plastic** in our operations.

## ZERO NET

**carbon emissions for our employee business travel** (third-party air, rail, and rental cars) through carbon offsets in 2017.

 **Engage our colleagues in sustainability**

## 25,000

**colleagues** participated in our Earth Month activities.

## Learn More about CSR at American Express

Please visit our corporate website at http://about.americanexpress.com/corporate-responsibility-reports to learn how we, together with our customers, colleagues and shareholders, are making a difference in our communities.

# Audit Committee Matters



## ITEM 2

## Ratification of Appointment of Independent Registered Public Accounting Firm

✓ Our Board recommends that you vote **FOR** the following resolution:

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which reports directly to the Committee, and is directly responsible for its compensation and oversight of its work. The Audit and Compliance Committee conducted its annual evaluation of PricewaterhouseCoopers LLP (PwC) and, after assessing the performance and independence of PwC, the Committee believes that retaining PwC is in the best interests of the Company. The Audit and Compliance Committee reappointed PwC as our independent registered public accounting firm for 2019.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a directive to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

**RESOLVED**, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the financial statements of the Company and its subsidiaries for 2019, is hereby ratified and approved.

# Actions Taken by the Audit and Compliance Committee to Support its Recommendation

| Areas of Focus | | Actions |
| --- | --- | --- |
| **Audit and Compliance Committee charter requires a detailed review of the independent audit firm including as compared to other firms at least every 10 years** | → | PwC has been our independent auditor since 2005. This review, conducted in 2014, assessed PwC's performance across the following criteria: professional expertise, audit engagement team performance, communications, independence and objectivity, and fees. A wide range of internal stakeholders were surveyed and asked to comment generally, identify areas for recognition and improvement, and indicate how PwC's performance was trending over time. PwC's audit fees were benchmarked against other firms based on publicly available data. The positive results of the review resulted in the decision to continue to engage PwC and also identified several areas with opportunity for improvement that were discussed with PwC. |
| **PwC's objectivity and independence** | → | Reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual affirmation of independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a management policy governing the provision of services by PwC. |
| **Quality of PwC's auditing practices and PwC's commitment to quality, efficiency and adding value** | → | Reviews issues raised by the Public Company Accounting Oversight Board (PCAOB) reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations, if any. Discusses PwC's quality initiatives and the steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner and with the PwC senior relationship partner assigned to American Express. |
| **PwC's performance as auditor** | → | Discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm, and the Audit and Compliance Committee's expectations. Receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC. |
| **Performance of lead engagement partner** | → | The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee chair is involved in selecting the lead engagement partner. In preparation for the current lead engagement partner mandatory rotation, which takes effect in 2019, a new lead engagement partner has been selected. During the year, the Audit and Compliance Committee chair meets one-on-one with the lead engagement partner to promote a candid dialogue and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters. |
| **PwC's communications with the Audit and Compliance Committee** | → | Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee. |
| **Terms of the engagement and audit fees** | → | Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees. |

# PricewaterhouseCoopers LLP Fees and Services

## Fees for 2018 and 2017

The following table sets forth the aggregate fees billed or to be billed by PwC for each of the last two fiscal years (in thousands):

| Types of Fees | 2018 | 2017 |
|---|---|---|
| Audit Fees | $ 23,704 | $ 23,415 |
| Audit-Related Fees[1] | 5,181 | 4,210 |
| Tax Fees | 1,002 | 30 |
| All Other Fees | 148 | 148 |
| **TOTAL** | **$ 30,035** | **$27,803** |

PwC performs the audit of the Company's pension plans for Switzerland and Hong Kong where the fees are paid by the respective plan. These fees are not included in Audit-Related Fees since they were not paid by the Company. The total fees for these two audits in each of 2018 and 2017 were $8K and $31K for each year, respectively.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included employee benefit plan audits, internal control reviews, attest services not required by statute or regulation, and consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" are fees for any services not included in the first three categories.

## Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC.

The Audit and Compliance Committee specifically pre-approves the terms and fees of the planned annual audit and permitted non-audit services that are to be performed by PwC. Other proposed engagements may be pre-approved up to an aggregate fee threshold, pursuant to procedures established by the Audit and Compliance Committee that are detailed as to the particular and defined classes of services without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "general pre-approval" and the Company's Controller reports such pre-approved engagements to the Audit and Compliance Committee at least quarterly.

The procedures also require all proposed engagements of PwC for services of any kind that have not received specific or general pre-approval as described above be approved by the Audit and Compliance Committee (or, should a time-sensitive need arise, its Chair) prior to the beginning of any such services. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures. The Audit and Compliance Committee has reviewed that the services performed by PwC and the related fees were consistent with the maintenance of PwC's independence.

## Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business, and we provide them pursuant to arrangements that we offer to other similar clients.

# Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee is to assist the Board in its oversight of the company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with management and PwC the Company's audited financial statements. The Audit and Compliance Committee also has discussed with PwC the matters required to be discussed by Auditing Standard No. 1301, as adopted by the PCAOB, relating to communications with audit committees. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letters required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the company's financial reporting. In addition, the Audit and Compliance Committee met with the CEO and Chief Financial Officer of the Company to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC.

**AUDIT AND COMPLIANCE COMMITTEE**

Daniel L. Vasella, Chair
John J. Brennan
Ralph de la Vega
Anne L. Lauvergeon
Michael O. Leavitt

# Executive Compensation

| ITEM | |
|---|---|
| **3** | **Advisory Resolution to Approve Executive Compensation (Say on Pay)**<br> The Board recommends a vote **FOR** this item. |

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's NEOs disclosed in the CD&A, the compensation tables, notes and narrative in this proxy statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price, appropriately motivates and retains our executives and is a competitive advantage in attracting and retaining the high caliber of executive talent necessary to drive our business forward and build sustainable value for our shareholders. We believe our executive compensation program delivers pay which is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual say on pay vote. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the Compensation and Benefits Committee's future decisions about our executive compensation.

**RESOLVED**, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables and narrative discussion, is hereby approved.

# Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions in 2018 for our NEOs, who for 2018 were:

**Stephen J. Squeri**
Chairman and CEO[7]

**Kenneth I. Chenault**
Retired Chairman and CEO[8]

**Jeffrey C. Campbell**
Chief Financial Officer

**Douglas E. Buckminster**
Group President, Global Consumer Services Group[9]

**Anna E. Marrs**
President, Global Commercial Services[10]

**Anré D. Williams**
Group President, Global Merchant and Network Services[11]

## Section Table of Contents

[7]   Mr. Squeri succeeded Mr. Chenault as the Chairman and CEO of the Company on February 1, 2018.

[8]   Mr. Chenault is included as an NEO because he was the Chairman and CEO of the Company until his retirement on February 1, 2018.

[9]   Mr. Buckminster was promoted to Group President, Global Consumer Services Group on February 1, 2018.

[10]   Ms. Marrs joined the Company on September 10, 2018.

[11]   Mr. Williams was promoted to Group President, Global Merchant and Network Services on February 1, 2018.

# Business, Strategic and Financial Performance

2018 was a strong year. Our results reflected strong performance from our focus on, and investment in, our four strategic imperatives – expand our presence in the premium consumer space, build on our position in commercial payments, strengthen our global, integrated network and make American Express an essential part of our customers' digital lives. Billings and loan growth reflected momentum across our business and we continued to accelerate revenue growth. We continued to invest in new services and Card Member benefits, new card acquisitions and expanding our merchant network, and we returned a significant amount of capital to our shareholders through our share buyback program and an increase in our dividend. The Compensation and Benefits Committee (CBC) determined the Company's performance to be significantly above the target levels established in the Company's performance scorecard, and took this into consideration in assigning annual bonuses for 2018 (see pages 52–53 for additional details).

## Performance Highlights

- **Revenue:** $40.3 billion represents an all-time high for the Company. Revenues grew by 9% and FX-adjusted revenues grew 10%[12] for the full year. The fourth quarter of 2018 marked the sixth consecutive quarter with revenue growth of at least 8%.
- **EPS:** Reported earnings per share of $7.91 ($7.33 excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018) are an all-time high for the Company, a 24% year-over-year increase on an adjusted basis.[13]
- **ROE:** Reported ROE of 33.5% (30.9% excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018) reflects strong performance for the Company.[13]
- **TSR:** Our shareholder returns in 2018 outpaced both the S&P Financials and the median of our 20-company compensation peer group.[14]
- **New Cards:** We added 12 million new cards in 2018, up 18% from 2017.
- **Worldwide Spending:** Worldwide spending on our cards increased 9% to a record $1.2 trillion and was strong across business segments and geographies.
- **Loan Growth:** Card Member loans rose 12%.
- **Merchant Network Growth:** We added over 1.5 million new merchant locations in the U.S. for the second year in a row and posted double-digit growth in our international merchant locations.

# Executive Compensation Principles and Strategy

Our executive pay program is thoughtful, consistent and continues to align with our Company's business strategy.

- ✔ We align pay with Company performance and support a long-term, high performance business model.
- ✔ We link most of the pay for senior executives to long-term business strategies and key priorities. The CEO's pay has added emphasis on performance-based incentives (92% of CEO's target pay), with a substantial stockholding requirement.
- ✔ We measure performance against challenging goals established before each performance cycle that are aligned with our key business priorities.
- ✔ We discourage imprudent risk taking by avoiding undue emphasis on any one metric or short-term goal.

These principles have served us well for many years, and we have continued to refine them in response to input from shareholders and regulators, including the Board of Governors of the Federal Reserve System (Federal Reserve).

---

[12] Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 2 on page 5 for an explanation of FX-adjusted information.

[13] The reported diluted EPS growth rate for 2018 was greater than 100% and therefore not meaningful. Adjusted diluted EPS and the related growth rate and adjusted return on average equity, each excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018 and, for the adjusted diluted EPS growth rate, the impacts of the Tax Act in the fourth quarter of 2017, are non-GAAP measures. Management believes adjusted diluted EPS and adjusted ROE are useful in evaluating the ongoing operating performance of the company. See Annex A for reconciliations to diluted EPS and ROE on a GAAP basis.

[14] TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Source: Bloomberg (returns compounded daily).

# Shareholder Engagement and Responsiveness to 2018 Say on Pay Vote

Important to executing our principles outlined above, we actively seek feedback from our shareholders and other stakeholders. In 2018, we met with shareholders and constituents representing approximately half of our outstanding shares to discuss executive compensation, corporate governance and related matters. In order to establish a direct line of communication between shareholders and our Board, our Lead Independent Director, Mr. Williams, actively participated in several of these meetings with key constituents. In light of the disappointing level of support for our 2018 say on pay vote (69.9%), we sought detailed input from shareholders and other stakeholders regarding specific aspects of our compensation programs. The table below summarizes what we heard and the actions taken by the Company in response.

| What we heard | What we did |
|---|---|
| **Support for formulaic Annual Incentive Award (AIA), but some shareholders noted complexity of AIA due to use of multiple scorecards** | ✓ We simplified our AIA design such that all executives' annual incentives are now based on a single Company scorecard (as opposed to multiple scorecards as in prior years) to solidify enterprise-wide focus. This change was effective with our January 2018 AIA. |
| **Support for ROE as a Performance Share metric, but questioned rigor of ROE goals under Performance Share plan and preference for relative performance comparison; a few shareholders also suggested use of TSR to further align management and shareholders' interests** | ✓ Redesigned Performance Shares to include relative ROE comparison along with a relative TSR modifier that provides target payout when the Company's ROE outperforms peers' ROE (see page 48 for more information on Performance Shares). This change was effective with our January 2019 grant cycle. |
| **Portfolio Grant (long-term cash) program is cash-based, complex and not fully formulaic** | ✓ Eliminated Portfolio Grant program beginning in 2019 and transitioned target award values to 100% equity with three-year vesting tied to Company and stock performance to strengthen alignment with shareholder interests. This simplified the overall program structure and eliminated discretion while continuing to tie compensation to three-year performance. This change was effective with our January 2019 grant cycle. |
| **Preference for disclosure of goals under incentive plans at the start of each performance cycle** | ✓ Enhanced disclosure of our goal setting process and disclosure of goals at the end of each performance cycle |
| **Interest in role of Human Capital Management metrics under incentive plan** | ✓ Enhanced disclosure of Human Capital metrics under incentive plan |
| **Concerns with outgoing CEO office support** | ✓ The CBC has determined that the Company will not provide similar office support to future retiring CEOs. This change is effective for CEOs retiring after 2018. The outgoing CEO compensation reported in this CD&A became payable in connection with Mr. Chenault's retirement in early 2018 |
| **Interest in our process to evaluate Gender Pay Equity** | ✓ We recently published the results of an independent third-party review of our pay practices on our website, which found that our colleagues in the U.S. are compensated equitably with no evidence of bias, regardless of gender |

# Compensation Programs

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance:

| Base Salary | Annual Incentive Award (AIA) | Long-Term Incentive Award (LTIA) | |
|---|---|---|---|
| Base salaries correspond to experience and job scope and provide competitive fixed pay. | **Performance Measures**<br><br>• Shareholder (55%) (e.g., EPS, Revenue Growth)<br>• Customer (15%) (e.g., Net Promoter Score, Active Locations in Force)<br>• Colleague (15%) (e.g., Diversity and Inclusion Goals)<br>• Strategic Imperatives (15%) (e.g., Expand leadership in the premium consumer space) | **Performance Shares (80% of Long-Term Incentive)**<br><br>Payout range 0-120% of target<br>Vests in 3 years<br><br>↓<br><br>**Relative ROE and Relative TSR*** | **Stock Options (20% of Long-Term Incentive)**<br><br>Vests in 3 years<br><br>↓<br><br>**Stock Price Appreciation; Net Income**** |

\* Details of the applicable payout grid are available on page 48.

\*\* Subject to positive cumulative net income over the vesting period. This performance condition was added considering guidance from the Federal Reserve and is not intended to add an additional performance condition to stock options from a shareholder's point of view.

## Target Pay Mix

The current target pay mix applicable to our NEOs demonstrates alignment with long-term shareholder value creation. CEO compensation is linked to the financial, strategic and operational performance of the Company. The CEO's target compensation is 92% performance-based, and on average, 89% of NEO compensation is performance-based:

**2019 CEO Target Total Direct Compensation Mix**



| 8% Base salary | 25% Annual Incentive Award | 54% Performance Shares | 13% Stock Options |

**92%** Total Performance-Based Compensation

**2019 Average NEO Target Total Direct Compensation Mix**



| 11% Base salary | 33% Annual Incentive Award | 45% Performance Shares | 11% Stock Options |

**89%** Total Performance-Based Compensation

Compensation Discussion and Analysis

# Annual Incentive Award

The AIA is an annual cash-denominated performance-based component of executive compensation designed to recognize Company performance as well as exceptional individual performance. Performance is assessed against measurable goals reviewed and approved by the CBC at the beginning of the year.

The AIA is structured to reflect specific and measureable Company goals, including key objectives in four categories: Shareholder, Customer, Colleague and Strategic Imperatives. The CBC believes each performance metric is a clear driver of annual Company performance and aligns with the Company's focus on continued long-term value creation.

For 2018, the CBC determined that all executives' annual incentives would be measured based on the same broad Company scorecard, in contrast to multiple scorecards as in prior years, to solidify an enterprise-wide focus and simplify our program. The Company scorecard is based on the following metrics:

| | Company Performance | Weighting | Key Metrics Considered |
|---|---|---|---|
| **Annual Incentive Award** | • Shareholder | 55% | • Revenue Growth, EPS, ROE |
| | • Customer | 15% | • Net Promoter Score, Billings Growth, New Accounts Acquired, Active Locations in Force |
| | • Colleague | 15% | • Talent Retention and Diversity Representation |
| | • Strategic Imperatives | 15% | • Expand leadership in the premium consumer space<br>• Build on our strong position in commercial payments<br>• Strengthen our global, integrated network to provide unique value<br>• Make AXP an essential part of our customers' digital lives |

The AIA is a formulaic program that considers quantitative goals set at the beginning of the fiscal year, along with individual performance, to determine the final payout. The design works as follows for each NEO:



**Individual NEO Target Amount** X [ **Company Performance Multiplier (0-150%)** ] X **Individual Performance Multiplier (0-125%)** = **Annual AIA Payout (Payout Range: 0-187.5%)**

| Performance | Multiplier |
|---|---|
| Maximum; Significantly Outperform | 150% |
| Target; Meets Expectations | 100% |
| Significantly Underperform | <100%; CBC judgment |

# Long-Term Incentive Award

Our updated LTIA program is intended to be formulaic and link compensation to the achievement of long-term financial objectives. LTIA is awarded in two forms: Performance Shares (80% of award) and Stock Options (20% of award). Each of these incentives aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. The elements of the Company's LTIA and their respective features are described in the table below:

| Element | Key Metrics | Features |
|---|---|---|
| **Performance Shares** | • 3-year average ROE as compared to performance peers<br>• Relative TSR compared to the same performance peers as ROE | • 3-year vesting period<br>• Payout tied to 3-year relative performance and stock price performance<br>• 0-120% of target shares awarded |
| **Stock Options** | • Stock price appreciation | • 3-year vesting period<br>• Must meet net income threshold to be exercisable<br>• 10-year term |

## Performance Shares – Going Forward (January 2019 onward grants)

The new LTIA program aligns with our business objectives and reflects shareholder feedback. Among the feedback we received from investors, we heard support for the use of ROE as a performance measure under our long-term incentives. In addition, some shareholders suggested that the CBC could consider use of relative TSR and relative ROE, to measure both operational and shareholder-based results. The CBC considered this feedback and decided to modify our Performance Share program. Accordingly, the revised program requires top-quartile ROE to be earned at target, and above-target payouts are contingent on TSR performance being in the top third of our peer group. Median ROE performance results in an 80% payout.

| AXP Relative ROE Rank | Payout %[1] |
|---|---|
| ≥ 90th | 120% |
| 75th | 100% |
| 50th | 80% |
| 25th | 50% |
| < 25th | 0% |

**+**

| AXP TSR Positioning | Adjust Payout |
|---|---|
| **67th Percentile or better of Performance Peer Group** | No |
| **< 67th Percentile of Performance Peer Group** | Cap at 100% |

[1] Straight line interpolation applies if performance is between two points.

**Relative ROE performance:** As a financial institution with a lending book and considerable fee income, we consider effective returns on capital to be a validation of high performance. Our ROE performance must be at the 75th percentile of our performance peers to provide the target number of shares.

**Relative TSR performance:** Our TSR performance must be in the top third of our performance peer group for payouts above target, regardless of our ROE performance.

**Performance Peers:** Our comparators include the largest financial companies in the lending and payments business, and reflect strong alignment with the Company's business. Our peer group for this revised LTIA program includes the Company's key competitors as well as a subset of S&P 500 Financials within similar industries as the Company and with ROEs subject to Comprehensive Capital Analysis and Review (CCAR) and other similar macroeconomic conditions as the Company, including global credit, lending and regulatory trends:

- Bank of America
- BB&T Corporation
- BNY Mellon
- Capital One Financial
- Citigroup
- Citizens Financial Group
- Discover
- Fifth Third Bancorp
- Goldman Sachs
- Huntington Bancshares
- JPMorgan Chase
- KeyCorp
- MasterCard
- M&T Bank
- Morgan Stanley
- Northern Trust
- PayPal
- PNC Financial Services Group
- Regions Financial
- State Street
- SunTrust Banks
- U.S. Bancorp
- Visa
- Wells Fargo

# Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. For example, we provide a $30,000 local travel allowance for NEOs other than our CEO. For the CEO, the Company's security policy requires him to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company for business travel. We also provide an annual cash perquisite allowance of $35,000 for executive officers of the Company.

# Post-Employment Compensation

## Retirement Benefits

NEOs receive retirement benefits through the following plans:

- **Retirement Savings Plan (RSP):** A qualified 401(k) savings plan available to all eligible U.S. colleagues.
- **Retirement Restoration Plan (RRP):** A U.S. nonqualified savings plan that makes up for 401(k) benefits that would otherwise be lost as a result of contribution limits for qualified plans under U.S. law.
- **Deferral Plan:** Allows U.S. NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times their base salary.
- **U.K. Stakeholder Pension Plan:** Allows eligible colleagues in the United Kingdom to receive a Company contribution up to a capped percentage of base salary.

NEO retirement benefits are more fully described under Retirement Plan Benefits on page 73 and under Nonqualified Deferred Compensation on pages 74 and 75.

## Severance: Senior Executive Severance Policy

The CBC must pre-approve severance for an executive officer. Under the Senior Executive Severance Policy, NEOs who are terminated involuntarily (except in cases of misconduct) are eligible to receive cash severance benefits. In 2018, the CBC reduced executive severance benefits from two years of base salary and AIA to one and a half years of base salary and target AIA in consideration of market practices. The Company also provides pro rata AIA payment for the year of termination. LTIAs continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S.-based NEOs who are age 65 or older are not eligible for severance unless the CBC specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance policy helps to avoid special treatment and provides an important enforcement mechanism for these protections.

## Change in Control Benefits

The Company provides change in control benefits to encourage executives to consider the best interests of shareholders by addressing any concerns about their own personal financial well-being in the face of a potential change in control of the Company. Detailed information is provided under Potential Payments Upon Termination or Change in Control on pages 75–78.

# Compensation Process, Program Governance and Administration

The Company's compensation governance and administration practices conform with market practices and reinforce our compensation principles.

## Compensation Governance Practices

The Company's executive compensation program is governed independently by the CBC with the advice and support of the Company's independent compensation consultant as well as the Company's management team. The following are key characteristics of the Company's executive compensation program, which we believe promote good governance and best serve the interests of our shareholders:

✓ Employ robust goal-setting process to align goals with Company strategy

✓ Cash incentives and equity awards subject to recoupment and forfeiture provisions

✓ Clawback provision for cash portion of the CEO's AIA when AIA is paid in cash

✓ Discourages imprudent risk taking, including Chief Risk Officer's review of goals and results to confirm that actual results were achieved within the Company's risk appetite

✓ Maintain significant NEO stock ownership requirements

✓ Cap on NEO AIA payments (187.5% of target for extraordinary performance)

✓ Prohibit executive officers from hedging or pledging company stock

✓ Double-trigger change-in-control provisions

✓ No payment of dividends or dividend equivalents on Performance Shares granted to NEOs until they vest

✓ No excise tax gross-ups upon a change-in-control

✓ No individual change-in-control arrangements

✓ No repricing of options

## Evaluating Performance: Selecting Metrics and Setting Targets

The CBC reviews and approves comprehensive performance goals annually and remains actively engaged throughout the year to monitor Company strategy and performance toward goals. The following describes the Company's process for selecting incentive program metrics and setting challenging yet achievable targets that are aligned with the Company's strategic direction.

### Key Steps in Selecting Incentive Metrics and Setting Targets



**1** Our Board reviews the competitive environment and our business strategy throughout the year, and keeps abreast of regulatory, competitive and technological developments.

**2** The CBC reviews and approves final incentive plan metrics and goals early each year.

**3** The CBC remains engaged throughout the year, evaluates annual performance and determines final payout amounts based on the achievement of goals.

## Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The CBC periodically examines pay practices and pay data for a group of 20 companies as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions.

## How We Select the Company's Compensation Peers

In selecting the current compensation peer group, the CBC identified prominent S&P 500 companies, generally with revenue levels similar to ours, falling into the following categories: (1) financial institutions; (2) iconic global consumer brands; and (3) payments and technology businesses.

## Comparator Group for 2018

| Financial Institutions | | Iconic Global Consumer Brands | | Payments & Technology Businesses | |
|---|---|---|---|---|---|
| Bank of America | Goldman Sachs | Coca-Cola | PepsiCo | Cisco | PayPal |
| BNY Mellon | JPMorgan Chase | Colgate-Palmolive | Starbucks | Discover | Visa |
| BlackRock | Morgan Stanley | Nike | | MasterCard | |
| Capital One Financial | U.S. Bancorp | | | | |
| Citigroup | Wells Fargo | | | | |

# Compensation Outcomes for 2018

## NEOs' Total Direct Compensation Decisions for 2018 Made in January 2019

The 2018 Compensation Decisions table below reflects the CBC's compensation decisions with regard to the NEOs' 2018 performance-based compensation including AIA, Performance Shares and stock options, based on the CBC's January 2019 assessment of the Company's and each executive's performance during 2018. Since the CBC's pay decisions were made based on these assessments that were conducted after the end of the 2018 fiscal year, some of these values differ from amounts listed in the Summary Compensation Table (on page 66) which shows compensation awarded during 2018.[15]

| | S.J. Squeri | K.I. Chenault | J.C. Campbell | D.E. Buckminster | A.E. Marrs | A.D. Williams |
|---|---|---|---|---|---|---|
| **2018 Summary Compensation Table** | | | | | | |
| Base Salary | $ 1,500 | $ 167 | $ 1,000 | $ 1,000 | $ 757[16] | $ 850 |
| AIA | $ 5,850 | $ 552 | $ 5,500[17] | $ 4,500 | $ 1,501[18] | $ 3,700 |
| *Total* | *$ 7,350* | *$ 719* | *$ 6,500* | *$ 5,500* | *$ 2,258* | *$ 4,550* |
| **2019 Summary Compensation Table** | | | | | | |
| Performance Shares | $ 9,760 | N/A[19] | $ 3,600 | $ 3,840 | $ 3,080 | $ 3,280 |
| Stock Options | $ 2,440 | N/A[19] | $ 900 | $ 960 | $ 770 | $ 820 |
| *Total* | *$ 12,200* | — | *$ 4,500* | *$ 4,800* | *$ 3,850* | *$ 4,100* |
| **TDC** | **$19,550** | **$ 719** | **$11,000** | **$10,300** | **$6,108** | **$8,650** |

[15] A reconciliation of this table to the Summary Compensation Table is shown on page 65. The amounts shown in this table also differ from those shown in the Pay Decisions table on pages 60-61 because that table reflects changes to NEO target compensation levels used to make pay decisions. In April 2018, Messrs. Campbell, Buckminster and Williams received additional equity awards ($500,000, $1 million, and $1 million, respectively) considering a number of factors, such as a change in role, additional responsibilities, and the level of compensation provided by our peers for similar roles. These amounts are not included in the table above because they are adjustments to their target compensation level, as shown on pages 60-61.

[16] Ms. Marrs is based in our London office and is paid in pounds sterling. Her base salary is £580,000. This amount was converted into U.S. dollars using an exchange rate of 0.766, the average daily rate from August 2018 through October 2018 as published by AIRINC, a third-party data provider. This conversion rate is also used for converting other compensation paid to Ms. Marrs and reported in the Summary Compensation Table.

[17] To comply with regulatory guidance that at least 50% of incentive compensation be deferred, $600,000 of Mr. Campbell's 2018 AIA was paid in the form of RSUs granted in January 2019. Mr. Campbell's AIA figure in the above table does not reflect this adjustment. These RSUs are payable three years after the grant date and continued employment through the end of the three-year period is not required to receive these RSUs. Further, to satisfy regulatory guidance, the payout of these RSUs is subject to the Company achieving positive cumulative net income in 2019-2021.

[18] Ms. Marrs received her target AIA of £1,150,000 in February 2019 for performance year 2018 under the terms of her offer letter. This award was converted into U.S. dollars using the 0.766 exchange rate described above. Under the Company's Detrimental Conduct Policy, this amount is subject to clawback if Ms. Marrs leaves the Company within two years of payments to join a competitor or engages in conduct that is detrimental to the Company. The same clawback feature applies to all other NEOs and is discussed further on page 63.

[19] The CBC did not grant Mr. Chenault any long-term incentive specifically in relation to his retirement or service in 2018. See pages 59-60 for additional information.

# 2018 Annual Incentive Awards

## 2018 Company Performance Outcomes

For 2018, the CBC reviewed Company performance and determined that performance was significantly above target, and approved the Company performance multiplier at 130% of target above target but below the maximum multiplier of 150% under the Company's formulaic plan.

### PERFORMANCE MULTIPLIER – COMPANY

In determining the Company portion of the Performance Multiplier at 130%, the CBC evaluated the following results against the performance objectives approved for all NEOs by the CBC at the beginning of 2018. Goals approved by the CBC at the start of the year were consistent with the full-year guidance that the Company provided publicly in January 2018. The Company's four strategic imperatives, first shared in October 2017 and reiterated during the Company's March 2018 Investor Day presentation, also formed the basis for the AIA compensation. For 2018, achieving CBC-approved goals would result in a 100% payout. For each metric, the goals serve as a midpoint for a range of outcomes that could result in a higher or lower payout. The high end of the range represents challenging growth levels set by the CBC. In 2018, actual results exceeded the high end of the range, resulting in a 130% payout.

| Shareholder (55%) | 2018 Target | 2018 Actual Performance | 2017 Actual Performance |
|---|---|---|---|
| Revenue Growth (FX-adjusted) | 8% | 10%[20] | 4%[20] |
| EPS | $7.10 | $7.33[21] | $5.89[22] |
| ROE | 25% | 31%[21] | 25%[22] |
| **Customer (15%)** | | | |
| • Net Promotor Score | | Above target; 280 basis points above 2017 | |
| • Billings Growth (FX-adjusted) | 6% | 9% | 4% |
| • New Accounts Acquired | | Goal achieved above target level | |
| • Active Locations in Force | | Added more than 1.5 million new merchant locations in the U.S. for the second year in a row and posted double-digit growth in our international merchant locations | |
| **Colleague (15%)** | | | |
| • Talent Retention and Diversity Representation Goals to globally increase minority and women representation at management levels and retain our key talent (High Potential or High Performers) | | Goals achieved at or above target levels | |

| Strategic Imperatives (15%) | 2018 Results |
|---|---|
| • **Leading in the Premium Consumer Space** | ✓ **10% U.S. billings growth**<br>✓ **17% International Proprietary Consumer billings growth**<br>✓ **Increase in U.S. billings share[23] and U.S. lending share[24]**<br><br>Our 2018 results reinforce our view that Card Members appreciate the unique benefits and services we provide. We took the following actions in 2018 to further support Card Member spending and borrowing needs going forward:<br><br>• Further enhanced our range of benefits for Gold and Platinum Card Members across a number of regions in the world, including the U.S., India, Mexico, Hong Kong, Australia, Singapore and Japan.<br>• Grew and expanded our key strategic partnerships with Delta Airlines, Marriott and Hilton. |

[20] Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See footnote 2 on page 5 for an explanation of FX-adjusted information. Reported revenue growth was 9% and 4% for fiscal years 2018 and 2017, respectively.

[21] 2018 adjusted diluted EPS and 2018 adjusted ROE, both excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018, are non-GAAP measures. See Annex A for reconciliations to diluted EPS and ROE on a GAAP basis.

[22] 2017 adjusted diluted EPS and 2017 adjusted ROE, both excluding the impacts of the Tax Act charge of $2.6 billion in the fourth quarter of 2017, are non-GAAP measures. See Annex A for reconciliations to diluted EPS and ROE on a GAAP basis.

[23] Source: AXP internal data and The Nilson Report, Issue 1147 "Market Shares of Purchase Volume on U.S. General Purpose Cards 2018" with Change in Basis Points vs. 2018, Credit Cards Only.

[24] Source: AXP internal data and NY Fed Q4' 18 Household Debt and Credit Report, Credit Card Debt Balance.

| | |
|---|---|
| • **Powering Commercial Payments** | ✓ **#1 U.S. Small Business Issuer by volume**[25] |
| | ✓ **AXP is largest global commercial card issuer**[26] |
| | ✓ **American Express Global Commercial Services serves 63% of the 2018 FORTUNE Global 500®**[27] |
| | ✓ **10% U.S. Small & Medium Enterprise (SME) billings growth** |
| | ✓ **21% International SME billings growth** |

Our continued investments in commercial payments are one of the key reasons that small and medium-sized businesses continue to be one of our fastest-growing customer segments worldwide. Actions in 2018 include:

- Added customized benefits on our Business Gold and Platinum Cards
- Formed a partnership with Amazon that includes a new cobranded small business card and gives our mutual customers greater control and line-by-line visibility into their online purchases

| | |
|---|---|
| • **Strengthening Our Network** | ✓ **More than 1.5 million new merchant locations added in U.S.** |
| | ✓ **Double-digit growth in international merchant locations** |

We have furthered our progress toward achieving virtual parity in merchant coverage with Visa and Mastercard in the U.S. and expanding our merchant network internationally. Key contributing factors toward goals include:

- Our continued targeted marketing efforts, including our Small Business Saturday and Shop Small Campaigns
- Our ongoing pursuit of future opportunities, which for 2018 notably includes our preparatory approval from the People's Bank of China to begin building a network to process domestic currency transactions through a joint venture in mainland China

| | |
|---|---|
| • **Becoming Digitally Essential** | ✓ **70% of new Consumer and SME Card Members acquired through digital channels** |
| | ✓ **82% of active Card Members engage with us digitally**[28] |

More customers are engaging with us through mobile channels, and our app – ranked highest in customer satisfaction among mobile credit card apps in the U.S., according to a 2018 study by J.D. Power – gives us new ways to serve our customers in a world that is becoming digital at an accelerated pace.

We have taken further action in 2018 to ensure we continue to provide our customers with innovative tools:

- Expanded our partnership with PayPal
- Experimented with blockchain, artificial intelligence and other advanced technologies in many areas of our business
- Drove innovation through partnerships, acquisitions and enhancements to our own digital platforms

| **Company Performance Multiplier Score** | **130%** |
|---|---|

> ### Based on strong 2018 performance, the CBC approved the 130% performance multiplier under the Company score portion of the plan.

[25] Source: AXP internal data and The Nilson Report, Issue 1134 "Top U.S. Commercial Card Issuers, Table: Small Business Credit Cards, 2017 Purchase Volume."

[26] Source: Euromonitor International Limited; Consumer Finance 2019ed, by commercial credit and charge card payment value, 2017 data.

[27] As determined by an analysis conducted by American Express Global Commercial Services. FORTUNE® and FORTUNE Global 500® are registered trademarks of Time Inc. and are used under license. FORTUNE® and Time Inc. are not affiliated with, and do not endorse products or services of, American Express.

[28] Card Members with spend >0 and at least one website or mobile app visit for the month of December 2018.

## PERFORMANCE MULTIPLIER – INDIVIDUAL

In determining the Individual portion of the AIA multiplier for the NEOs, the CBC has discretion to modify awards downward or upward to differentiate and reward leadership performance. For 2018, factors considered in determining the appropriate individual multiplier for the NEOs included leadership through the Company's CEO transition and demonstrating the Company's enumerated leadership behaviors (Setting the Agenda, Bringing Others With You and Doing It the Right Way). The maximum individual performance multiplier for leadership performance is 125%.

### Summary of NEO AIA for 2018

The following table summarizes the actual AIA earned by each NEO for the 2018 performance year based on the achievement of goals detailed above (in thousands).

| Name | Target AIA | x | Company Multiplier | x | Individual Multiplier | Actual AIA |
|---|---|---|---|---|---|---|
| S.J. Squeri | $4,500 | | 130% | | —[29] | $5,850 |
| K.I. Chenault | $6,625 | | —[30] | | —[30] | $ 552[30] |
| J.C. Campbell | $3,500 | | 130% | | 120% | $5,500[31] |
| D.E. Buckminster | $2,812[32] | | 130% | | 125% | $4,500 |
| A.E. Marrs | $1,501[33] | | —[34] | | —[34] | $1,501 |
| A.D. Williams | $2,430[32] | | 130% | | 115% | $3,700 |

## Settlement of LTIA granted in January 2016

### Portfolio Grant Awarded in January 2016 (Vesting Based on 2016-2018 Performance)

The Portfolio Grant (PG) is a program with three-year performance cycles. Under the program, management is assessed and rewarded for performance against a combination of financial objectives (three-year EPS and three-year Revenue) and results against specific strategic milestones that indicate success in positioning the Company for the future. The CBC selected the three-year EPS and three-year Revenue metrics because management believes a strong correlation exists between performance on these financial measures and increases in total shareholder value.

[29] The CBC decided not to apply an individual multiplier to Mr. Squeri's AIA but instead reward his 2018 performance through long-term incentive awards.

[30] The Company provided our retired CEO, Mr. Chenault, with an AIA of $552,083 for 2018, which represents his pro-rated target AIA for January 2018 while he was still the Company's Chairman and CEO. This amount was paid in February 2019.

[31] To comply with regulatory guidance that at least 50% of incentive compensation be deferred, $600,000 of Mr. Campbell's 2018 AIA was paid in the form of RSUs granted in January 2019. Mr. Campbell's AIA figure in the above table does not reflect this adjustment. These RSUs are payable three years after the grant date and continued employment is not required to receive these RSUs. Further, to satisfy regulatory guidance, the payout of these RSUs is subject to the Company achieving positive cumulative net income in 2019-21.

[32] Messrs. Buckminster's and Williams' AIA reflect the increase in their target AIA as a result of their promotions in February 2018. Mr. Buckminster's target AIA was $2.2 million before promotion and $2.9 million after promotion. Mr. Williams' target AIA was $1.6 million before promotion and $2.55 million after promotion. Per Company policy, each of these 2018 AIAs was pro-rated considering their time in various roles.

[33] Ms. Marrs works out of our London office and is paid in pounds sterling. Ms. Marrs received her target AIA of £1,150,000 in February 2019 for performance year 2018 under the terms of her offer letter. This award was converted into U.S. dollars using the exchange rate of 0.766 described above. Under the Company's Detrimental Conduct Policy, this amount is subject to clawback if Ms. Marrs leaves the Company within two years of payments to join a competitor or engages in conduct that is detrimental to the Company. This same clawback feature applies to all other NEOs and is discussed further on page 63.

[34] Not applicable considering guaranteed payout at target under her offer terms.

PG goals are rigorous and meaningful performance is required for awards to pay out at target levels, as demonstrated by historical payout levels:

## PG Award Payout History (as a % of Target)

| 2012–2014 | 2013–2015 | 2014–2016 | 2015–2017 | 2016–2018 |
|-----------|-----------|-----------|-----------|-----------|
| 105.9% | 58.2% | 60% | 79% | 124% |

Based on its assessment of performance against the targeted metrics as described in the following sections, the CBC determined that 2016-2018 performance targets were achieved at the maximum level for most objectives and set the payout for the 2016-2018 cycle at 124% - above target. The following sections explain the scoring and rationale for this determination:

### THREE-YEAR CUMULATIVE EPS (30% OF PORTFOLIO GRANT)

The target goal established at the beginning of the three-year cycle was cumulative earnings of $17.30 per share, a level of earnings consistent with the Company's business plan and management expectations at the start of the performance period. The goal is based on a Plan that reflected the end of the Costco relationship and related sale of the Costco cobrand portfolio in June 2016, and plans for the management team to identify new sources of earnings. The Plan was also the basis for earnings guidance provided for 2016 and 2017 during the fourth quarter 2015 earnings call in January 2016 and for 2017 during the March 2016 Investor Day. Actual performance in both 2016 and 2017 was a positive indicator of performance beyond management's initial expectations.

The EPS targets include share repurchases, given that a primary objective of the Company and the Board is to create shareholder value and optimize long-term financial returns. As part of this, each year management proposes a capital plan that allocates capital to support business growth, both organically and through acquisition, ensures that the Company maintains target capital levels, and returns capital to shareholders in the form of dividends and share repurchases. As a bank holding company, the Company is subject to capital requirements imposed by the Federal Reserve and its capital plan must be compliant with standards prescribed by the Federal Reserve. The capital plan is reviewed by the Company's Board, which has ultimate oversight responsibility for capital planning and is in the best position to make informed decisions regarding the Company's capital adequacy and capital actions, including capital distributions.

On a GAAP basis, cumulative earnings were $16.53 per share; however, the CBC deemed it appropriate to consider adjustments to the Company's reported results when determining the payout for this factor to exclude the following positive and negative amounts to account for the impact of events that were not contemplated when setting goals at the start of 2016. The CBC considered these adjustments appropriate so that management does not benefit or get penalized by one-time events.

- Reduced 2018 reported EPS by $1.55 to exclude the impacts of (1) certain discrete tax benefits in the fourth quarter of 2018, and (2) the lower tax rates as a result of the 2017 Tax Act.
- Increased 2017 reported EPS by $2.90 to exclude the impact of the Tax Act charge of $2.6 billion in the fourth quarter of 2017.
- Increased 2016 reported EPS by $0.28 to exclude the impact of $266 million after-tax restructuring charges ($410 million pre-tax).

On an adjusted basis, the Company earned $18.16 per share over the time period, which would correspond to a 121% payout against target for this factor.[35]

[35] See Annex A for a reconciliation to EPS on a GAAP basis.

| Results Needed for Potential Payout | | Three-Year Outcome | 2018 Achievement |
|---|---|---|---|
| **Three-year EPS** | **% Earned** | | |
| $18.30 | 125% | | |
| $17.30 | 100% | $18.16[36] | 121% |
| $16.46 | 75% | | |
| $13.46 | 0% | | |

Note: If the three-year EPS is between two points, straight-line interpolation will be applied.

## 2018 REVENUE (20% OF PORTFOLIO GRANT)

The target goal established at the beginning of the three-year cycle was to achieve $34 billion revenue in 2018, which incorporates a level of revenue growth consistent with the Company's long-term business plan and management's expectations at the start of the performance period. No payout would be earned on this factor for performance below a 2018 revenue total of $30.12 billion. The maximum payout, 125% of target, was set at a 2018 revenue total $35.02 billion. The business plan and management's expectations for the three-year performance cycle accounted for a changing business environment that included the expected end of the Costco relationship and related sale of the Costco cobrand portfolio in June 2016.

GAAP rules related to revenue recognition changed after the targets were set. As such, the Company adjusted the 2018 revenue goal to be $37.45 billion. This adjustment reflects the same level of growth as under the original targets.

On a GAAP basis, 2018 revenue was $40.34 billion; however, the CBC deemed it appropriate to consider adjustments to the Company's reported results when determining the payout for this factor to exclude FX impacts since these changes are beyond management's control and were not reflected in the original plan. On an adjusted basis, the Company finished 2018 with revenue of $40.46 billion, which would correspond to a 125% payout against target for this factor.[37]

| Results Needed for Potential Payout | | 2018 Outcome | 2018 Achievement |
|---|---|---|---|
| **2018 Revenues (Billions)** | **% Earned** | | |
| $38.57 | 125% | | |
| $37.45 | 100% | $40.46[37] | 125% |
| $36.35 | 75% | | |
| $33.18 | 0% | | |

[36] EPS includes: 2016 $5.93 (adj.), 2017 $5.87 (adj.), and 2018 $6.36 (adj.); See Annex A for a reconciliation to EPS on a GAAP basis.

[37] See Annex A for a reconciliation to revenue net of interest expense on a GAAP basis.

**PROGRESS ON STRATEGIC MILESTONES (50% OF PORTFOLIO GRANT)**

The strategic milestones established for this grant covered a range of initiatives, including merchant coverage and operating expense initiatives. The range of payouts for achievement against strategic milestones, as with the other elements, is from zero to 125% of target. The CBC assesses results and performance for each strategic milestone goal in determining the final score outcome. Strategic milestones goals were:

| | Strategic Milestones | Achievements | Three-Year Outcome |
|---|---|---|---|
| 1. | Remove $1 billion of cost from the business by the end of 2017 | Over the last eight years ending 2017, billings have grown more quickly than operating expenses,[38] demonstrating our long history of disciplined expense control to create leverage as we grow the business. That continued in 2018 when operating expense was flat to 2017. | |
| 2. | Acceleration of Merchant Coverage balanced with reducing Discount Rate Erosion | 2018 marked the second year in a row where we acquired at least 1.5 million new merchants in the U.S., further keeping us on track to reach virtual parity coverage with Visa and Mastercard by the end of 2019. We did this while minimizing discount rate erosion and growing discount revenue at 8% for the year. | CBC concluded that milestones were scored at the maximum payout level |
| 3. | Acceleration of Lending Accounts Receivable Growth: 8-10% CAGR over 2015 Accounts Receivable (including non-Card Accounts Receivable) | Lending Accounts Receivable growth of 13% for 2018 was approximately 2x industry growth[39] with the majority of the growth (~60%) coming from our existing customers allowing us to maintain industry leading credit metrics. | |

## Final Scoring for 2016-2018 Portfolio Grant

Based on the above discussions of actual performance against goals, the CBC concluded that the award was earned at significantly above target: **124% of its targeted amount.**

| Performance Measure | Weight | x | Achievement Score | = | Weighted Average Score |
|---|---|---|---|---|---|
| EPS | 30% | | 121% | | 36.5% |
| Revenue | 20% | | 125% | | 25% |
| Strategic Milestones | 50% | | 125% | | 62.5% |
| | | | | | **Payout: 124%** |

The CEO and other NEOs' PG 2016-18 grants resulted in the following payouts ($000s):

| | PG 2016-18 Grant Amount | PG 2016-18 (Q1 2019) Payout |
|---|---|---|
| **S.J. Squeri** | $1,500 | $1,860 |
| **K.I. Chenault** | $5,125 | $6,355 |
| **J.C. Campbell** | $1,500 | $1,860 |
| **D.E. Buckminster** | $1,200 | $1,488 |
| **A.D. Williams** | $ 900 | $1,116 |

See page 60 for additional detail on Mr. Chenault's payout.

[38] Operating expenses represents salaries and employee benefits, professional services, occupancy and equipment, and other expenses.

[39] Source: AXP internal data and NY Fed Q4' 18 Household Debt and Credit Report, Credit Card Debt Balance.

## RSUs Awarded in January 2016-Vesting Based on 2016-2018 Performance

Performance RSUs were awarded in January 2016 for the three-year performance period ending December 2018. The awards vest based on the Company's three-year average ROE performance. Our ROE results during the three-year period were strong. For example, we were able to increase our Common Equity Tier 1 capital by 200 basis points in 2018. We did this while increasing our dividend by 11% and returning capital to shareholders in the form of share repurchases.

| Results Needed for Potential Payout | | Three-Year Outcome | | 2016-2018 Achievement |
|---|---|---|---|---|
| Three-Year Average ROE | % Target Shares Granted | | | |
| >=30% | 125% | 26.3% (average) | | |
| 28% | 108.3% | Year | ROE | |
| 23 – 27% | 100% | 2018 | 27.5%[40] | 100% |
| 22% | 95% | 2017 | 25.4%[41] | |
| 20% | 75% | 2016 | 26.0% | |
| <=5% | 0% | | | |

This resulted in the vesting of the following shares for the CEO and other NEOs:

| | Target Number of Shares | Shares Vested |
|---|---|---|
| **S.J. Squeri** | 68,312 | 68,312 |
| **K.I. Chenault** | 106,223 | 106,223 |
| **J.C. Campbell** | 36,726 | 36,726 |
| **D.E. Buckminster** | 23,505 | 23,505 |
| **A.D. Williams** | 21,668 | 21,668 |

# Other Compensation Decisions

## Offer Letter — Ms. Marrs

In March 2018, we hired Ms. Anna Marrs as our President of Global Commercial Services. Ms. Marrs has extensive, relevant experience to our Company having been CEO of Commercial & Private Banking and Regional CEO ASEAN & South Asia for Standard Chartered Bank (SCB) and a partner in the banking practice at McKinsey & Co.

In order to provide a strong long-term incentive, to induce her to relocate from Singapore to London and to reimburse Ms. Marrs for compensation forfeited as a result of leaving SCB, the CBC negotiated an incentive-based compensation package commensurate with the compensation levels and target pay structures of similarly situated executives at peer companies. The Board considered the amount of the incentive compensation forfeited by Ms. Marrs upon joining our Company and the vesting/payment timing of the forfeited amounts, as well as the CBC's intent to provide a pay opportunity that promotes long-term Company performance.

[40] 2018 adjusted ROE, excluding the impacts of certain discrete tax benefits in the fourth quarter of 2018 and the lower U.S. federal statutory corporate income tax rate due to the Tax Act, is a non-GAAP measure. See Annex A for a reconciliation to ROE on a GAAP basis.

[41] 2017 adjusted ROE, excluding the impacts of the Tax Act charge of $2.6 billion in the fourth quarter of 2017, is a non-GAAP measure. See Annex A for a reconciliation to ROE on a GAAP basis.

The following awards were provided as 2018 long-term incentive compensation and also in consideration that Ms. Marrs did not receive her 2018 long-term incentive grant from SCB considering her resignation from SCB. The performance terms of these awards are the same as the January 2018 grants to other NEOs to align her goals with those of all executives to drive enterprise-wide growth. These incentive awards are subject to both performance targets and continued employment, as well as subject to clawback under the Company's Detrimental Conduct Policy.

- *2018 Performance Equity Awards:* Ms. Marrs received a $2,750,000 equity grant in October 2018. Approximately 80% of this grant is in the form of Performance RSUs that vest based on the Company's 2018-20 ROE performance. The remaining portion of the grant is in the form of stock options, further incentivizing stock price appreciation. Both of these awards vest in October 2021 subject to her continued employment with the Company.
- *2018 Portfolio Grant:* Ms. Marrs received a $1,100,000 Portfolio Grant that vests in October 2021 based on the Company's performance over 2018-20.

The following awards were provided considering Ms. Marrs' forfeited compensation with SCB:

- *Sign-On Equity Awards:* The Company granted her 9,734 RSUs, with a target value of $1,000,000. The award vests in two equal installments, with 50% of grant vesting two years after the grant date on October 31, 2020, and 50% three years after the grant date on October 31, 2021. These awards tie Ms. Marrs' compensation with shareholders' interests because actual payout is impacted by the Company's stock price performance over the vesting period. Based on guidance from the Federal Reserve, the Company also added a performance condition that requires positive cumulative net income during the respective vesting periods, and continued employment through each of the vesting dates. This incentive award is subject to clawback under the Company's Detrimental Conduct Policy.
- *Sign-On Cash Awards:* The Company granted her a total of $3,000,000 or GBP equivalent in sign-on cash compensation, of which $2,500,000 or GBP equivalent was payable within 45 days from the commencement of her employment, and $500,000 or GBP equivalent is payable at the first anniversary of her employment start date contingent upon continued employment through the respective payment dates. These sign-on cash awards are subject to clawback if she voluntarily resigns or is terminated for "Good Cause" (as defined in the American Express Senior Executive Severance Plan) within 24 months of receipt of payments.

## Compensation for Prior CEO

Mr. Chenault retired from the Company on February 1, 2018. The Summary Compensation Table includes partial year 2018 compensation as well as deferred compensation from prior years (see below for details).

### Compensation Received for 2018 Performance:

Mr. Chenault received 1/12th of his annual 2018 base salary and target AIA for serving as our CEO from 1/1/2018 to 1/31/2018.

**Awarded Compensation (in thousands):**

| Salary | AIA |
|---|---|
| $167 | $552 |

The CBC did not grant Mr. Chenault any additional AIA or LTIA specifically in relation to his retirement or service in 2018.

## Compensation Reported in 2018:

As disclosed in last year's proxy statement, the CBC agreed to provide an annual stipend of $300,000 per year to Mr. Chenault for office space with administrative support for use after retirement (consistent with past Company practice for retiring CEOs) for a period of nine years (the year Mr. Chenault becomes age 75), with an additional one-time setup payment of $500,000 plus appropriate office hardware on a one-time basis, and driver support for security for one year. These values are reported as a lump-sum payment under All Other Compensation in the 2018 Summary Compensation Table. Additionally, the 2018 Summary Compensation Table includes other items reported as 2018 compensation due to SEC reporting rules for deferred compensation, according to the following table:

| Award | Description | Amount |
|---|---|---|
| **2017 AIA** | Annual award for 2017 performance; typically awarded in cash, but provided in RSUs in the first quarter of 2018 in order to emphasize long-term alignment | $8.3 million |
| **2015-2017 PG** | Long-term performance award granted in 2015; deferred in equity when payable so appears in this year's Summary Compensation Table | $4.0 million |
| **2016-2018 PG** | Long-term performance award granted in 2016, settled in cash and paid in the first quarter of 2019 due to post-retirement payout | $6.4 million |

## Pay Decisions

The compensation decisions described under this section reflect changes to target compensation levels that the CBC uses to make pay decisions, including target AIA and LTIA granted each January. These amounts differ from the compensation disclosed under the Summary Compensation Table because these are changes to target compensation levels and do not reflect actual compensation paid except when additional equity was granted (as explained below).

| Executive | Component | Target Direct Compensation - $MM | |
|---|---|---|---|
| | | 2018 | 2019 |
| **Stephen J. Squeri** | Salary | $1.50 | $1.50 |
| *CEO & Chairman* | Target AIA | $4.50 | $4.50 |
| | LTIA | $10.20 | $12.20 |
| | **Total Pay** | **$16.20** | **$18.20** |

- 2018 pay was set in October 2017 in connection with Mr. Squeri's appointment to CEO and Chairman
- The CBC considered 2018 performance, and peer group compensation levels when setting 2019 pay; year-over-year pay increases were delivered entirely in equity, emphasizing long-term performance

| Executive | Component | Target Direct Compensation - $MM | |
|---|---|---|---|
| | | 2018 | 2019 |
| **Jeffrey C. Campbell** | Salary | $1.00 | $1.00 |
| *Chief Financial Officer* | Target AIA | $3.50 | $3.50 |
| | LTIA | $4.50 | $4.50 |
| | **Total Pay** | **$9.00** | **$9.00** |

- The CBC last adjusted Mr. Campbell's compensation in February 2018 considering a number of factors, including level of compensation provided by our peers for similar roles. As a result of the CBC's decisions, Mr. Campbell's target equity compensation increased by $500,000 in 2018 through an additional equity grant awarded in April 2018. This amount is included in the table shown on this page

Compensation Discussion and Analysis

| Executive | Target Direct Compensation - $MM | | |
|---|---|---|---|
| | Component | 2018 | 2019 |

**Douglas E. Buckminster**
*Group President, Global Consumer Services Group*

| | | | |
|---|---|---|---|
| Salary | $0.90 | $1.00 |
| Target AIA | $2.90 | $3.70 |
| LTIA | $4.30 | $4.80 |
| **Total Pay** | **$8.10** | **$9.50** |

- The CBC increased Mr. Buckminster's target compensation in February 2018 considering a number of factors, including his promotion to Group President, Global Consumer Services and the level of compensation provided by our peers for similar roles. As a result of the CBC's decisions, Mr. Buckminster's target compensation increased by $1.85 million ($150,000 salary, $700,000 Target AIA, and $1 million equity grant awarded in April 2018). These amounts are included in the table shown on this page
- In this expanded role, Mr. Buckminster took on additional responsibility for the credit and fraud risk management and information management teams
- Mr. Buckminster is also responsible for Consumer Lending and enterprise capabilities, such as credit, information management and Amex Digital Labs
- The CBC reviewed Mr. Buckminster's target compensation in January 2019 and considering his performance and external review of pay data, the CBC approved additional total target compensation adjustments

| | Target Direct Compensation - $MM | | |
|---|---|---|---|
| | Component | 2018 | 2019 |

**Anré D. Williams**
*Group President, Global Merchant and Network Services*

| | | | |
|---|---|---|---|
| Salary | $0.80 | $0.85 |
| Target AIA | $2.55 | $3.15 |
| LTIA | $3.75 | $4.10 |
| **Total Pay** | **$7.10** | **$8.10** |

- The CBC increased Mr. Williams' target compensation in February 2018 considering a number of factors, including his promotion to Group President, Global Merchant and Network Services and the level of compensation provided by our peers for similar roles. In this expanded role, Mr. Williams took on additional responsibility for our Global Network Partnerships. Mr. Williams is also responsible for our merchant and loyalty businesses as well as strategic partnerships. As a result of the CBC's decisions, Mr. Williams' target compensation increased by $2.1 million ($150,000 salary, $950,000 Target AIA, and $1 million equity grant awarded in April 2018). These amounts are included in the table shown on this page
- The CBC reviewed Mr. Williams' target compensation in January 2019 and considering his performance and external review of pay data, the Committee approved total target compensation adjustments

These above decisions are changes to target amounts. Actual compensation paid depends on the Company performance, individual performance and the Company's stock price performance. Further, to strengthen our pay for performance link, a significant portion of the compensation is granted using equity awards and subject to sustained performance over a period of time.

# Other Information

## Our Commitment to Diversity & Inclusion

Our commitment to diversity and inclusivity is one of the Company's greatest strengths. The powerful backing of American Express is the brand promise we make to our customers, and we believe that the best way to back our customers is to back our people. That idea is central to our Colleague Value Proposition (CVP), which states our commitment to helping our people become great leaders, providing a world of opportunities to grow their careers, and creating an inclusive culture to help them thrive.

An essential part of delivering on our CVP is providing fair and equitable pay for all colleagues. At our Company, we have a longstanding commitment to offering a pay structure that is equitable, transparent and free from bias. To help us meet that commitment, we regularly review our compensation practices to ensure they support pay equity and transparency, and we are proud of our record. A recent independent third-party review of our pay programs in the U.S. found that our colleagues are compensated equitably with no evidence of bias, regardless of gender. We also recently completed an expanded review that included the top 10 countries where we do business – covering over 90% of our colleague base – and we extended the analysis to include U.S. minorities. The review looked at a number of factors and drivers of compensation, including tenure, role, level, geography and performance. The expanded review found that our female colleagues are paid equitably, earning well over 99 cents for every dollar earned by their male colleagues. In addition, the review found that minority colleagues in the U.S. are paid equitably, also earning well over 99 cents for every dollar earned by their non-minority colleagues in the U.S. We are firmly committed to pay equity globally and will periodically review our processes to ensure we remain equitable.

Attracting and engaging the best colleagues is critical to our success as we continue to work toward realizing our vision of providing the best customer experience every day. For this reason, we remain committed to evolving and enhancing our diversity and inclusion initiatives so that everyone can reach their full potential, and we will continue to hold our senior leaders accountable for elevating our commitment.

## Discouraging Imprudent Risk Taking

Our executive compensation program is structured to provide a balance of cash and stock; annual, medium-term and long-term incentives; and financial and stock performance measures over various time periods. It is designed to encourage the proper level of risk taking consistent with our business model and strategies. Our business and risk profile is different from other financial services firms; for example, we do not generally trade securities, derivatives, mortgages or other financial instruments other than for hedging our risks. Our executive compensation program is designed to be consistent with the Federal Reserve principles for safety and soundness.

The following policies and procedures help discourage imprudent risk taking:

*   **Annual risk goals:** Our Chief Risk Officer reviews business unit and NEO goals in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year.
*   **Monitoring of risk:** We monitor return on economic capital, credit risk metrics and performance against our risk appetite metrics, and we assign control and compliance ratings to each business unit and staff group as part of our annual assessment of performance.
*   **Adjustment of compensation:** At year-end, our Chief Risk Officer meets with the CBC and certifies that actual results were achieved with proper risk governance and oversight, and that the Company executed a broad range of programs that help to avoid imprudent risk taking. Larger losses are analyzed as part of the year-end process, and the Chief Risk Officer issues a year-end memorandum describing changes in the risk profile of the Company. If deemed necessary, risk adjustments are made to company and business unit annual incentive funding levels as well as to individual incentive awards.
*   **Cross-section of metrics:** We assess performance against a cross-section of key metrics over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
*   **Deferred incentive compensation:** At least 50% of incentive compensation for executive officers is deferred for at least three years with performance-based vesting.
*   **Performance-based vesting:** Performance Shares are used in place of time-based RSUs for the Company's senior colleagues.
*   **Stock ownership requirements:** We have robust stock ownership requirements for our CEO and other NEOs (as described below).

# Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other NEOs to own and maintain a substantial stake in the Company. The CEO and our other NEOs are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary, and to retain 50% of the net after-tax shares received upon vesting or exercise of their equity awards until guidelines are met. The specific requirements are as follows:

| Officer | Multiple of Base Salary |
| --- | --- |
| CEO | 10x |
| All Other NEOs | 3x |

All of our NEOs except Ms. Marrs, who was recently hired, own more than the target number of shares. These requirements are reviewed annually and adjusted to consider NEO salary changes or changes in the Company's stock price.

# Clawback Policies

We seek to recover, to the extent practicable, performance-based compensation from any executive officer and certain other members of senior management in the following circumstances:

- The payment of such compensation was based on the achievement of financial results that were subsequently the subject of a financial restatement; and
- In the view of our Board, a colleague engaged in fraud or misconduct that caused or partially caused the need for the restatement, and a smaller amount would have been paid to the colleague based upon the restated financial results.

In addition, the cash portion of the CEO's AIA is subject to clawback at the discretion of the CBC if the Company does not achieve acceptable performance in the following year.

The Company also maintains a detrimental conduct policy covering approximately 475 colleagues, including the CEO. This policy requires an executive to forfeit unvested awards and to repay the proceeds from some or all of his or her compensation issued under our incentive compensation program in the event the executive engages in conduct that is detrimental to the Company.

# Award Timing

Consistent with past practice, annual cycle LTIA awards were granted to NEOs in January after the regularly scheduled January CBC meeting. Our off-cycle LTIA awards (for new hires, mid-year promotions, retention grants, etc.) are granted on pre-established grant dates.

## Hedging and Pledging Restrictions
Executive officers may not hedge Company shares (e.g., no short sales, forwards, options or collars) or margin or pledge shares.

# Role of the Independent Compensation Consultant

The CBC endeavors to follow good governance practices and is composed solely of independent directors. The CBC is responsible for our executive officer compensation decisions. It has retained Semler Brossy Consulting Group (Semler Brossy) as its independent compensation consultant. It held six meetings over the course of 2018, all of which ended with executive sessions without management present. During 2018, Semler Brossy attended CBC meetings, including executive sessions, and provided compensation advice independent of the Company's management. The CBC assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

## Tax Treatment

Tax rules generally limit the deductibility of compensation paid to our NEOs to $1 million per year. Prior to the Tax Act, "performance-based" compensation was excepted from this limit and the Company generally structured its incentive compensation arrangements in a manner that was intended to comply with these tax rules. The CBC maintains the flexibility to pay nondeductible incentive compensation.

# Report of the Compensation and Benefits Committee

The CBC has reviewed and discussed the CD&A with management. Based on such review and discussion, it recommended to the Board, and the Board approved, the inclusion of the CD&A in this proxy statement.

**COMPENSATION AND BENEFITS COMMITTEE\***

John J. Brennan
Peter Chernin
Samuel J. Palmisano
Ralph de la Vega
Ronald A. Williams, Chair

(*reflects 2018 CBC membership)

## Note Regarding 2018 TDC Decisions and Summary Compensation Table

It is important to recognize that the way the CBC presents TDC is different from the SEC-required disclosure in the Summary Compensation Table and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and TDC is the timing of disclosure related to equity awards. The chart below details this methodology.

| | | Summary Compensation Table* | TDC |
|---|---|---|---|
| Concept and Purpose | | Uses SEC methodology, which includes a mix of both cash compensation actually *earned* during 2018 and estimated value of equity *granted* in 2018 <br><br> SEC-mandated compensation disclosure | Includes only pay that is *awarded* based on 2018 performance—reflects the CBC's January 2019 compensation decisions based on 2018 performance |
| Calculated as a sum of: | Base Salary | • Base salary paid in 2018 | • Base salary set for 2019 |
| | Annual bonus | • Annual cash bonus earned for 2018 performance | • Total annual bonus awarded for 2018 performance—regardless of form of payment (i.e., cash or equity) |
| | Portfolio Grant award | • Value of PG earned for 2016-2018 (if paid in cash) | • Not applicable because program eliminated as of 2019 |
| | Equity awards | • Accounting value of equity awards (Stock Options and PRSUs) granted in 2018 | • Grant date value of equity awards (Stock Options and Performance Shares) granted in January 2019 for performance year ending 2018 |

\* The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, above market interest rate on deferred compensation and all other compensation.

# Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2018, using the SEC-required disclosure rules. It is important to recognize that 2018 TDC determined by the CBC is different than the amounts disclosed below using the SEC-required disclosure rules. See page 65 for key differences between the Summary Compensation Table and TDC awarded by the CBC for 2018.

| Name and Principal Position | Year | Salary | Bonus[1] | Stock Awards[2] | Option Awards[2] | Non-Equity Incentive Plan Compensation[4] | Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] | All Other Compensation[6] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **S.J. Squeri** Chairman and CEO* | 2018 | $1,487,500 | $5,850,000 | $ 5,999,903 | $1,499,996 | $1,860,000 | $ 758 | $ 643,285 | $17,341,442 |
| | 2017 | $1,375,962 | $7,000,000 | $ 3,765,808 | $5,384,176 | $1,046,750 | $ 60,075 | $ 520,893 | $19,153,664 |
| | 2016 | $1,350,000 | $5,100,000 | $ 3,763,308 | $ 886,690 | $ 795,000 | $ 50,006 | $ 386,262 | $12,331,266 |
| **K.I. Chenault[7]** Retired Chairman and CEO* | 2018 | $ 166,667 | $ 552,083 | $12,329,901[3] | $ 0 | $6,355,000[3] | $ 432,720 | $ 4,372,290 | $24,208,661 |
| | 2017 | $2,038,462 | $ 0 | $12,209,937 | $3,200,989 | $ 0 | $ 498,949 | $ 663,036 | $18,611,373 |
| | 2016 | $2,000,000 | $ 0 | $12,809,527 | $1,573,150 | $ 0 | $ 518,804 | $ 562,158 | $17,463,639 |
| **J.C. Campbell** Chief Financial Officer | 2018 | $1,000,000 | $4,900,000 | $ 3,120,447 | $ 729,372 | $1,860,000 | $ 0 | $ 254,833 | $11,864,652 |
| | 2017 | $1,019,231 | $4,600,000 | $ 2,024,562 | $ 475,352 | $1,185,000 | $ 0 | $ 312,122 | $ 9,616,267 |
| | 2016 | $1,000,000 | $3,925,000 | $ 2,023,235 | $ 476,703 | $ 900,000 | $ 0 | $ 230,988 | $ 8,555,926 |
| **D.E. Buckminster** Group President, Global Consumer Services Group | 2018 | $ 881,250 | $4,500,000 | $ 2,586,045 | $ 613,855 | $1,488,000 | $ 0 | $ 258,600 | $10,327,750 |
| | 2017 | $ 754,808 | $3,350,000 | $ 1,619,681 | $2,630,276 | $ 711,000 | $ 46,428 | $ 321,717 | $ 9,433,910 |
| | 2016 | $ 700,000 | $2,200,000 | $ 1,294,890 | $ 305,095 | $ 540,000 | $ 37,529 | $ 246,427 | $ 5,323,941 |
| **A.E. Marrs[8]** President, Global Commercial Services | 2018 | $ 236,619 | $4,001,305 | $ 3,216,065 | $ 533,907 | $ 0 | $ 0 | $ 907,797 | $ 8,895,693 |
| **A.D. Williams** Group President, Global Merchant and Network Services | 2018 | $ 781,250 | $3,700,000 | $ 2,220,580 | $ 529,371 | $1,116,000 | $ 0 | $ 192,159 | $ 8,539,360 |

\* Mr. Squeri succeeded Mr. Chenault as Chairman and CEO on February 1, 2018.

[1] The amounts in this column reflect AIA cash payments for annual performance. Mr. Campbell's 2018 amount excludes $600,000 that was made in the form of RSUs granted in January 2019 to comply with FRB guidance that at least 50% of incentive compensation be deferred. Payment of these RSUs is deferred for three years from the grant date, subject to positive net income performance but not to continued employment. For Ms. Marrs, the 2018 amount also includes installments of a sign-on cash payment of $2,500,000 made in accordance with her employment offer letter to replace a portion of long-term incentives forfeited at her prior employer as a result of joining the Company.

[2] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 11, Stock Plans, to our Consolidated Financial Statements contained in our 2018 Annual Report on Form 10-K.

For Mr. Chenault, the 2018 amount in the Stock Awards column includes RSUs granted in lieu of cash incentives (2017 AIA of $8,281,172 and Portfolio Grant 2015-17 of $4,048,730). These RSUs are deferred for one year following grant date.

For Ms. Marrs, the 2018 amount in the Stock Awards column includes a $999,974 new hire equity award granted in accordance with her employment offer letter to replace a portion of long-term incentives forfeited at her prior employer as a result of joining the Company.

For all executives, all other amounts in the Stock Awards column of the Summary Compensation Table reflects only the target value of their annual PRSU awards, assuming that target performance is achieved against the average ROE target during the three-year performance period.

For each executive's annual PRSU award, the maximum value as of the grant date, assuming the highest level of performance will be achieved, is as follows: Messrs. Squeri ($7,499,879), Campbell ($3,900,460), Buckminster ($3,232,507), Ms. Marrs ($2,770,114), and Mr. Williams ($2,775,626).

[3] Amounts reflect grants made before 2018 and disclosed in previously filed proxy statements.

(4) The 2018 amounts in this column reflect the cash payment made to the NEO in respect of a payout under the PG 2016-18 awards granted in 2016, in accordance with award terms.

(5) The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. For Messrs. Buckminster and Williams, their values were negative $4,476 and negative $16,371 respectively as a result of an increase in the 2018 interest rates used to calculate the present value of their benefits.

(6) See the All Other Compensation Table below for additional information.

(7) Mr. Chenault retired on February 1, 2018. Therefore, Salary and Bonus data for Mr. Chenault is for the month of January.

(8) Ms. Marrs was appointed President, Global Commercial Services on September 10, 2018. Ms. Marrs is based in our London office and is paid in pounds sterling. Certain of the amounts for Ms. Marrs have been converted from pounds sterling into U.S. dollars using an exchange rate of 0.766 the average daily rate from August 2018 through October 2018 as published by AIRINC, a third-party data provider.

## All Other Compensation

| Name | Year | Perquisites and Other Personal Benefits[1] | Tax Payments/ Reimbursements[2] | Company Contributions to Defined Contribution Plans[3] | Executive Life Insurance[4] | Post-employment Payments[5] | Total |
|---|---|---|---|---|---|---|---|
| **S.J. Squeri** | 2018 | $384,242 | N/A | $255,375 | $ 3,668 | N/A | $ 643,285 |
| | 2017 | $101,831 | N/A | $415,709 | $ 3,353 | N/A | $ 520,893 |
| | 2016 | $ 79,472 | N/A | $303,750 | $ 3,040 | N/A | $ 386,262 |
| **K.I. Chenault** | 2018 | $ 26,148 | N/A | $ 19,962 | $919,245 | $3,406,935 | $4,372,290 |
| | 2017 | $298,717 | N/A | $356,731 | $ 7,588 | N/A | $ 663,036 |
| | 2016 | $285,310 | N/A | $270,000 | $ 6,848 | N/A | $ 562,158 |
| **J.C. Campbell** | 2018 | $ 67,093 | N/A | $180,000 | $ 7,740 | N/A | $ 254,833 |
| | 2017 | $ 72,170 | N/A | $232,212 | $ 7,740 | N/A | $ 312,122 |
| | 2016 | $ 73,248 | N/A | $150,000 | $ 7,740 | N/A | $ 230,988 |
| **D.E. Buckminster** | 2018 | $108,566 | $ 0 | $146,813 | $ 3,221 | N/A | $ 258,600 |
| | 2017 | $ 96,944 | N/A | $221,858 | $ 2,915 | N/A | $ 321,717 |
| | 2016 | $ 86,303 | N/A | $157,500 | $ 2,624 | N/A | $ 246,427 |
| **A.E. Marrs** | 2018 | $382,358 | $504,617 | $ 20,822 | $ 0 | N/A | $ 907,797 |
| **A.D. Williams** | 2018 | $ 59,206 | N/A | $128,813 | $ 4,140 | N/A | $ 192,159 |

(1) See the Perquisites and Other Personal Benefits table below for additional information regarding the components of this column.

(2) For Ms. Marrs, the amount shown in this column includes tax payments in connection with her relocation to London from Singapore in 2018. These payments and reimbursements are made under a program that applies to all similarly-situated employees and is designed to facilitate moves globally.

For Mr. Buckminster, who was on international assignment in London until June 2014, trailing tax equalization payments or reimbursements have been made and recorded following the termination of his assignment in 2014 in order to address any foreign tax obligations relating to income received, awarded or earned during his assignment. In 2018, Mr. Buckminster received a net foreign tax credit of approximately $325,000 relating to payments made by the Company on his behalf in previous years. This amount was returned to the Company and is not reflected in the table above.

The conversion rate used for reporting mobility benefits in U.S. dollars varied from 0.75 to 0.766 during 2018 for Ms. Buckminster and Ms. Marrs.

(3) This column reflects Company contributions to the U.S.-paid NEOs' accounts under the Company's RSP and RRP-RSP. See pages 73-75 for a further description of the RSP and the RRP-RSP. For Ms. Marrs, amount represents a contribution made to the U.K. Stakeholder Pension Plan, a defined contribution plan, during 2018.

(4) This column reflects income imputed to the NEO under the Company's executive life insurance program. Mr. Chenault's amount also includes the cash surrender value ($339,147) and a lump sum payment ($575,385) under the terms of Key Executive Life Insurance Plan. For Ms. Marrs, no amount has been included, as U.K. Life insurance is provided on a non-discriminatory basis to all U.K. employees.

(5) Post-employment payments include $3,025,000 for post-retirement office support ($500,000 one-time setup fee and $275,000 stipend for office support paid in 2018 as well as $2,250,000 payable over the next 8 years). Post-employment payments also include $105,000 for driver support for security for one year and $276,935 towards accrued vacation under the Company's policy for U.S.-based retirement eligible employees.

# Perquisites and Other Personal Benefits

| Name | Year | Local and Other Travel Benefits[1] | Personal Use of Company Aircraft[2] | Flexible Perquisite Allowance[3] | Home Security System[4] | Security During Personal Trips[4] | International Assignment/ Relocation[5] | Other Benefits[6] | Total |
|---|---|---|---|---|---|---|---|---|---|
| **S.J. Squeri** | 2018 | $19,820 | $198,219 | $35,000 | $81,482 | $31,001 | N/A | $18,720 | $384,242 |
| | 2017 | $30,000 | $ 20,354 | $35,000 | N/A | N/A | N/A | $16,477 | $101,831 |
| | 2016 | $30,000 | $ 0 | $35,000 | N/A | N/A | N/A | $14,472 | $ 79,472 |
| **K.I. Chenault** | 2018 | $ 2,154 | $ 21,771 | $ 0 | $ 1,505 | $ 0 | N/A | $ 718 | $ 26,148 |
| | 2017 | $21,391 | $184,555 | $35,000 | $30,319 | $19,510 | N/A | $ 7,942 | $298,717 |
| | 2016 | $19,731 | $152,538 | $35,000 | $48,715 | $15,111 | N/A | $14,215 | $285,310 |
| **J.C. Campbell** | 2018 | $30,000 | $ 2,093 | $35,000 | N/A | N/A | N/A | $ 0 | $ 67,093 |
| | 2017 | $30,000 | $ 0 | $35,000 | N/A | N/A | N/A | $ 7,170 | $ 72,170 |
| | 2016 | $30,000 | $ 0 | $35,000 | N/A | N/A | N/A | $ 8,248 | $ 73,248 |
| **D.E. Buckminster** | 2018 | $30,000 | $ 8,154 | $35,000 | N/A | N/A | $ 34,693 | $ 719 | $108,566 |
| | 2017 | $30,000 | $ 0 | $35,000 | N/A | N/A | $ 31,225 | $ 719 | $ 96,944 |
| | 2016 | $30,000 | $ 0 | $35,000 | N/A | N/A | $ 19,608 | $ 1,695 | $ 86,303 |
| **A.E. Marrs** | 2018 | $ 3,864 | $ 0 | $ 0 | N/A | N/A | $377,295 | $ 1,199 | $382,358 |
| **A.D. Williams** | 2018 | $ 0 | $ 0 | $35,000 | N/A | N/A | N/A | $24,206 | $ 59,206 |

[1] For 2018, local and other travel benefits include local travel allowance for NEOs other than Messrs. Squeri, Chenault and Williams. The Company's security policy requires the CEO to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company to executives for business travel. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, the cost of trip- related crew hotels and meals, and landing and ground handling fees. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.).

[2] The CEO's personal use of Company aircraft is limited to $200,000 per year and the CEO is required to reimburse the Company any incremental costs in excess of $200,000 per year for travel on Company aircraft that is deemed by the SEC to be personal use. Messrs. Campbell and Buckminster's 2018 amounts are in connection with personal travel in accordance with appropriate approvals.

[3] The amount in this column reflects the perquisite allowance paid to the NEOs.

[4] The amounts in these columns include costs associated with home security and security during personal trips for Messrs. Squeri and Chenault. Mr. Squeri's amounts include $79,989 for security system installation and $1,493 for ongoing services.

[5] The amounts shown include international tax and reporting services (not payments or reimbursements) in connection with Mr. Buckminster's repatriation to the U.S. due to trailing tax liabilities. The services provided to Mr. Buckminster are provided to all employees on international assignment. Ms. Marrs' amount includes relocation reimbursements and payments, excluding tax payments. These payments were made in connection with Ms. Marrs' employment with American Express which required that she relocate her residence from Singapore to London.

[6] This column reflects the aggregate amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of all perquisites and other personal benefits reported for the NEO. These other benefits consist of office parking, reimbursement for certain information technology services, and, on occasion, use of the Company's tickets for sporting and entertainment events for personal rather than business purposes. We incur no incremental cost for the provision of such additional benefits.

# Grants of Plan-Based Awards

The following table provides information on Incentive awards granted to each of our NEOs in 2018 under the 2016 Incentive Compensation Plan.

| Name | Award Type[1] | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Target ($) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Target (#) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Maximum (#) | Exercise Price or Base Price of Option Awards ($/Sh)[3] | Grant Date Fair Value of Stock and Option Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **S.J. Squeri** | *AIA* | | 1/22/2018 | $0 | $4,500,000 | $8,437,500 | | | | | |
| | *PG 2018-20* | 1/23/2018 | 1/22/2018 | $0 | $2,700,000 | $3,375,000 | | | | | |
| | *SO* | 1/23/2018 | 1/22/2018 | | | | | 66,225 | | $ 97.98 | $ 1,499,996 |
| | *PRSU* | 1/23/2018 | 1/22/2018 | | | | 0 | 61,236 | 76,545 | | $ 5,999,903 |
| **K.I. Chenault** | *PG 2018-20* | 1/23/2018 | 1/22/2018 | $0 | $1,500,000 | $1,875,000 | | | | | |
| | *RSU* | 1/23/2018 | 1/22/2018 | | | | | 125,841 | | | $12,329,901 |
| **J.C. Campbell** | *AIA* | | 1/22/2018 | $0 | $3,500,000 | $6,562,500 | | | | | |
| | *PG 2018-20* | 1/23/2018 | 1/22/2018 | $0 | $1,500,000 | $1,875,000 | | | | | |
| | *SO* | 1/23/2018 | 1/22/2018 | | | | | 27,770 | | $ 97.98 | $ 628,991 |
| | *SO* | 4/30/2018 | 2/14/2018 | | | | | 4,046 | | $ 98.75 | $ 100,381 |
| | *PRSU* | 1/23/2018 | 1/22/2018 | | | | 0 | 27,770 | 34,712 | | $ 2,720,905 |
| | *PRSU* | 4/30/2018 | 2/14/2018 | | | | 0 | 4,046 | 5,057 | | $ 399,543 |
| **D.E. Buckminster** | *AIA* | | 1/22/2018 | $0 | $2,811,781 | $5,272,089 | | | | | |
| | *PG 2018-20* | 1/23/2018 | 1/22/2018 | $0 | $1,300,000 | $1,625,000 | | | | | |
| | *SO* | 1/23/2018 | 1/22/2018 | | | | | 18,237 | | $ 97.98 | $ 413,068 |
| | *SO* | 4/30/2018 | 2/14/2018 | | | | | 8,093 | | $ 98.75 | $ 200,787 |
| | *PRSU* | 1/23/2018 | 1/22/2018 | | | | 0 | 18,237 | 22,796 | | $ 1,786,861 |
| | *PRSU* | 4/30/2018 | 2/14/2018 | | | | 0 | 8,093 | 10,116 | | $ 799,184 |
| **A.E. Marrs** | *AIA* | | 3/12/2018 | | $1,501,305 | | | | | | |
| | *PG 2018-20* | 10/31/2018 | 3/12/2018 | $0 | $1,100,000 | $1,375,000 | | | | | |
| | *SO* | 10/31/2018 | 3/12/2018 | | | | | 21,572 | | $102.73 | $ 533,907 |
| | *PRSU* | 10/31/2018 | 3/12/2018 | | | | 0 | 21,572 | 26,965 | | $ 2,216,092 |
| | *RSU* | 10/31/2018 | 3/12/2018 | | | | | 9,734 | | | $ 999,974 |
| **A.D. Williams** | *AIA* | | 1/22/2018 | $0 | $2,430,274 | $4,556,764 | | | | | |
| | *PG 2018-20* | 1/23/2018 | 1/22/2018 | $0 | $1,000,000 | $1,250,000 | | | | | |
| | *SO* | 1/23/2018 | 1/22/2018 | | | | | 14,507 | | $ 97.98 | $ 328,584 |
| | *SO* | 4/30/2018 | 2/14/2018 | | | | | 8,093 | | $ 98.75 | $ 200,787 |
| | *PRSU* | 1/23/2018 | 1/22/2018 | | | | 0 | 14,507 | 18,133 | | $ 1,421,396 |
| | *PRSU* | 4/30/2018 | 2/14/2018 | | | | 0 | 8,093 | 10,116 | | $ 799,184 |

(1) **AIA**. The AIA is an annual cash-denominated performance-based component of executive compensation to recognize Company performance as well as exceptional individual performance. Performance is measured against measurable goals reviewed and approved by the CBC. The actual amounts paid are based on our 2018 performance reported above in the Bonus column in the Summary Compensation Table. Additional information regarding how the payout amounts for these awards are determined is on page 47. See footnote 32 on page 54 for more information on Messrs. Buckminster's and Williams' target amounts.

**PG**. These awards link compensation to our financial and strategic performance over a three-year period. The Company discloses the specific performance metric goals as well as the performance outcomes of each PG award at the end of the performance period so that shareholders can assess the appropriateness thereof. The Company does not disclose the goals at the time of grant due to competitive sensitivity. The potential award payout is determined based on a table of possible performance and earned payout levels, including a cap on the overall earned payout level. The actual payout could be higher or lower than the notional target value based on performance.

**SO**. The SOs have a ten-year term and 100% of these shares become exercisable on the third anniversary of the grant date.

**PRSU**. Except as specified otherwise, RSU awards will be granted with performance-based awards vesting on the third anniversary of the grant date in an amount determined based on performance against the average ROE target during the three-year performance period.

**RSU**. For Mr. Chenault, the 125,841 RSUs granted are in connection with his 2017 AIA and payout of PG 2015-17 and will be payable on the first anniversary of the grant date.

The 9,734 RSUs granted to Ms. Marrs are in connection with her sign-on equity awards. The award vests in two equal installments, with 50% of grant vesting two years after the grant date on October 31, 2020, and 50% three years after the grant date on October 31, 2021.

Based on guidance from the Federal Reserve, the Company also added a performance condition to all SO and RSU awards that requires positive cumulative net income during the respective vesting periods.

[2] The amounts shown under these columns represent potential aggregate threshold, target and maximum payouts for achievement of threshold, target and maximum performance levels for awards granted. The "threshold" payout is zero, since it represents the level of performance for which no award would be earned. The "target" payout is equal to 100% of the NEO's grant value and represents the amount that may be paid for achieving the target level of performance across all performance goals. The "maximum" payout (125% for PG and PRSUs and 187.5% for AIA) represents the amount that may be paid for achieving or exceeding the maximum level of performance across all performance goals, subject to an overall cap on the payout amount. For Ms. Marrs, 2018 AIA was guaranteed under the terms of her offer letter.

[3] The exercise price of the SOs is the closing price of the Company's common shares on the NYSE on the grant date.

[4] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting assumptions for stock-based compensation are referenced in footnote 2 of the Summary Compensation Table.

All awards are subject to continuous employment with the Company (unless specified otherwise), except awards may vest upon death, disability termination, retirement or, in certain circumstances, in connection with a change in control of the Company, as described in the Potential Payments Upon Termination or CIC Table.

# Outstanding Equity Awards at Fiscal Year-End 2018

The following table shows the number of shares outstanding for our NEOs on December 31, 2018.

| Name | Grant Date | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares or Units of Stock that Have Not Vested ($)[a] | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a] |
| **S.J. Squeri** | 1/23/2018 | | | 66,225[1] | $ 97.98 | 1/23/2028 | | | 61,236[c] | $ 5,837,016 |
| | 10/31/2017 | | | 234,619[4] | $ 95.52 | 10/31/2024 | | | | |
| | 1/24/2017 | | | 48,635[1] | $ 77.43 | 1/24/2027 | | | 48,635[c] | $ 4,635,888 |
| | 1/26/2016 | | | 68,312[1] | $ 55.09 | 1/26/2026 | | | 68,312[c] | $ 6,511,500 |
| | 1/26/2015 | 27,777[1] | | | $ 83.30 | 1/26/2025 | | | | |
| | 1/28/2014 | 26,260[1] | — | | $ 86.64 | 1/28/2024 | | | | |
| | 1/29/2013 | 33,652[1] | — | | $ 59.45 | 1/29/2023 | | | | |
| **K.I. Chenault** | 1/23/2018 | | | | | | | | 125,841[b] | $11,995,164 |
| | 1/24/2017 | | | 176,072[1] | $ 77.43 | 1/24/2027 | | | 117,977[c] | $11,245,568 |
| | 1/26/2016 | | | 121,198[1] | $ 55.09 | 1/26/2026 | | | 106,223[c] | $10,125,176 |
| | 1/26/2015 | 87,777[1] | — | | $ 83.30 | 1/26/2025 | | | | |
| | 1/28/2014 | 78,361[1] | — | | $ 86.64 | 1/28/2024 | | | | |
| | 1/29/2013 | 103,786[1] | — | | $ 59.45 | 1/29/2023 | | | | |
| | 1/24/2012 | 123,706[2] | — | | $ 49.23 | 1/24/2022 | | | | |
| | 1/27/2011 | 135,981[2] | — | | $ 44.54 | 1/27/2021 | | | | |
| | 1/26/2010 | 369,584[2] | — | | $ 38.10 | 1/26/2020 | | | | |
| **J.C. Campbell** | 4/30/2018 | | | 4,046[1] | $ 98.75 | 4/30/2028 | | | 4,046[c] | $ 385,665 |
| | 1/23/2018 | | | 27,770[1] | $ 97.98 | 1/23/2028 | | | 27,770[c] | $ 2,647,036 |
| | 1/24/2017 | | | 26,147[1] | $ 77.43 | 1/24/2027 | | | 26,147[c] | $ 2,492,332 |
| | 1/26/2016 | | | 36,726[1] | $ 55.09 | 1/26/2026 | | | 36,726[c] | $ 3,500,722 |
| | 1/26/2015 | 25,777[1] | | | $ 83.30 | 1/26/2025 | | | | |
| | 1/28/2014 | 21,008[1] | — | | $ 86.64 | 1/28/2024 | | | | |
| | 7/31/2013 | 24,892[3] | — | | $ 73.77 | 7/31/2023 | | | | |
| | 7/31/2013 | 49,785[1] | — | | $ 73.77 | 7/31/2023 | | | | |
| **D.E. Buckminster** | 4/30/2018 | | | 8,093[1] | $ 98.75 | 4/30/2028 | | | 8,093[c] | $ 771,425 |
| | 1/23/2018 | | | 18,237[1] | $ 97.98 | 1/23/2028 | | | 18,237[c] | $ 1,738,351 |
| | 10/31/2017 | | | 117,309[4] | $ 95.52 | 10/31/2024 | | | | |
| | 1/24/2017 | | | 20,918[1] | $ 77.43 | 1/24/2027 | | | 20,918[c] | $ 1,993,904 |
| | 1/26/2016 | | | 23,505[1] | $ 55.09 | 1/26/2026 | | | 23,505[c] | $ 2,240,497 |
| | 1/26/2015 | 13,111[1] | | | $ 83.30 | 1/26/2025 | | | | |
| | 1/28/2014 | 11,344[1] | — | | $ 86.64 | 1/28/2024 | | | | |
| | 1/29/2013 | 16,354[1] | — | | $ 59.45 | 1/29/2023 | | | | |
| | 1/24/2012 | 19,493[2] | — | | $ 49.23 | 1/24/2022 | | | | |
| | 1/27/2011 | 19,779[2] | — | | $ 44.54 | 1/27/2021 | | | | |
| | 1/26/2010 | 94,488[2] | — | | $ 38.10 | 1/26/2020 | | | | |
| **A.E. Marrs** | 10/31/2018 | | | 21,572[1] | $102.73 | 10/31/2028 | | | 21,572[c] | $ 2,056,243 |
| | 10/31/2018 | | | | | | | | 9,734[d] | $ 927,845 |
| **A.D. Williams** | 4/30/2018 | | | 8,093[1] | $ 98.75 | 4/30/2028 | | | 8,093[c] | $ 771,425 |
| | 1/23/2018 | | | 14,507[1] | $ 97.98 | 1/23/2028 | | | 14,507[c] | $ 1,382,807 |
| | 10/31/2017 | | | 117,309[4] | $ 95.52 | 10/31/2024 | | | | |
| | 1/24/2017 | | | 18,303[1] | $ 77.43 | 1/24/2027 | | | 18,303[c] | $ 1,744,642 |
| | 1/26/2016 | | | 21,668[1] | $ 55.09 | 1/26/2026 | | | 21,668[c] | $ 2,065,394 |
| | 1/26/2015 | 8,444[1] | | | $ 83.30 | 1/26/2025 | | | | |
| | 1/28/2014 | 7,563[1] | — | | $ 86.64 | 1/28/2024 | | | | |
| | 1/29/2013 | 11,322[1] | — | | $ 59.45 | 1/29/2023 | | | | |
| | 1/24/2012 | 13,495[2] | — | | $ 49.23 | 1/24/2022 | | | | |

Unless specified otherwise, exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except that unvested awards may vest upon death, disability, termination, retirement or change in control of the Company as described on pages 75-78.

**Notes Relating to Option Awards**

(1)    These SOs vest 100% on the third anniversary of the grant date, subject to positive Cumulative Net Income over the three-year performance period starting with the year of grant.

(2)    These SOs vested 25% on the first, second, third and fourth anniversaries of the grant date.

(3)    These SOs vested on January 29, 2016 as a result of satisfaction of the performance criteria, which was positive Cumulative Net Income over the three-year performance period (2013-2015).

(4)    These SOs vest on October 31, 2020 and have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) a stock price goal of 30% above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative GAAP net income for the three-year period and (iii) a three-year service condition. Fifty percent of the net after-tax shares received upon exercise must be held for at least 12 months.

**Notes Relating to Stock Awards**

(a)    The market value of the stock awards is based on the closing price per share of our stock on December 31, 2018, which was $95.32.

(b)    These awards will be payable on the first anniversary of the grant date subject to positive Cumulative Net Income.

(c)    These awards vest on the third anniversary of the grant date, subject to our achieving average annual ROE of 23-27% for the 2018, 2017 and 2016 awards over the vesting period. The number of awards above is based on the trend in performance as of December 31, 2018.

(d)    These awards vests in two equal installments, with 50% of grant vesting two years after the grant date on October 31, 2020, and 50% three years after the grant date on October 31, 2021.

# Option Exercises and Stock Vested in 2018

The following table contains information about exercises of SOs by the NEOs and shares acquired by the NEOs upon the vesting RSUs, in each case during 2018.

| Name | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| S.J. Squeri | — | — | 96,027 | $  9,675,307 |
| K.I. Chenault | 400,222 | $29,911,145 | 127,490 | $12,641,569 |
| J.C. Campbell | — | — | 25,777 | $  2,569,709 |
| D.E. Buckminster | — | — | 13,111 | $  1,307,036 |
| A.E. Marrs | — | — | — | — |
| A.D. Williams | — | — | 21,355 | $  2,127,847 |

(1)    Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

(2)    Amounts reflect the market value of our common stock on the day on which the RSUs vested.

# Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the U.S.-paid NEOs under the American Express Retirement Plan and the American Express RRP-Retirement Plan, a nonqualified plan, except for Mr. Campbell who is not eligible to participate in these plans. Ms. Marrs is not eligible to participate in a pension plan in the U.K. and not eligible for U.S. benefits.

### Pension Benefits 2018

| Name | Plan Name | Number of Years Credited Service (#) | PVAB ($)[1] | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| **S.J. Squeri** | Retirement Plan | 33 | $  358,047 | $  0 |
| | RRP-Retirement Plan | | $  669,573 | $  0 |
| | Total | | $ 1,027,620 | $  0 |
| **K.I. Chenault** | Retirement Plan | 36 | $  800,284 | $14,367 |
| | RRP-Retirement Plan | | $ 9,625,256 | $  0 |
| | Total | | $10,425,540 | $14,367 |
| **D.E. Buckminster** | Retirement Plan | 32 | $  323,110 | $  0 |
| | RRP-Retirement Plan | | $  419,682 | $  0 |
| | Total | | $  742,792 | $  0 |
| **A.D. Williams** | Retirement Plan | 28 | $  230,526 | $  0 |
| | RRP-Retirement Plan | | $  173,438 | $  0 |
| | Total | | $  403,964 | $  0 |

[1] PVAB was determined using the same measurement date (December 31, 2018) and assumptions as used for financial reporting purposes:

- Discount rate equal to 4.15%
- RP-2018 Mortality Table projected with MP-2018 longevity improvements
- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)
- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement
- PVAB includes the value of the MetLife benefit described below, if applicable

**Retirement Plan.** The U.S.-paid NEOs (except for Mr. Campbell) participate in the Retirement Plan, which is a defined benefit cash balance retirement plan for eligible U.S. employees. As a result of amendments made to the Retirement Plan in 2007, benefit accruals were discontinued, although the Retirement Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5%. The maximum interest rate is the lower of 10% or the applicable interest rate specified in the Retirement Plan. For 2018 and 2019, the interest rate is 5%. In addition, benefits from the prior retirement plan, which was terminated in 1985, are payable through an insurance contract with MetLife Company and are included in the table above.

**RRP-Retirement Plan.** Each RRP participant who participated in the Retirement Plan has a Retirement Plan related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. Compensation for RRP-Retirement Plan account purposes included the same components of compensation as for the Retirement Plan. RRP-Retirement Plan benefits accrue and vest in a similar manner to benefits under the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. Lump sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

As a result of amendments made to the Retirement Plan and RRP in 2007, benefit accruals were discontinued, however, like the Retirement Plan, the RRP- Retirement Plan continues to credit participants with interest on their outstanding balances in accordance with the Retirement Plan provision as described above.

# Nonqualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the U.S.-paid NEOs in the RRP-RSP accounts and the deferred compensation programs. These programs are unfunded, unsecured deferred compensation programs for eligible U.S. executives. There is no nonqualified deferred compensation program in the U.K.

## Nonqualified Deferred Compensation 2018

| Name | Plan Name | Executive Contributions in Last FY | Company Contributions in Last FY[1] | Aggregate Earnings in Last FY[2] | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE[3] |
|---|---|---|---|---|---|---|
| **S.J. Squeri** | RRP-RSP | N/A | $246,375 | $ (209,763) | $ 0 | $ 3,871,199 |
| | Deferral Plan | $583,625 | N/A | $ (63,333) | $ 926,703 | $ 4,305,469 |
| | Total | $583,625 | $246,375 | $ (273,096) | $ 926,703 | $ 8,176,668 |
| **K.I. Chenault** | RRP-RSP | N/A | $ 13,308 | $ 91,524 | $ 0 | $ 6,843,799 |
| | Deferral Plan | $221,801 | N/A | $ 933,067 | $5,107,632 | $27,617,305 |
| | Total | $221,801 | $ 13,308 | $1,024,591 | $5,107,632 | $34,461,104 |
| **J.C. Campbell** | RRP-RSP | N/A | $155,250 | $ (41,468) | $ 0 | $ 784,397 |
| | Deferral Plan | $319,500 | N/A | $ (94,604) | $ 0 | $ 1,173,101 |
| | Total | $319,500 | $155,250 | $ (136,072) | $ 0 | $ 1,957,498 |
| **D.E. Buckminster** | RRP-RSP | N/A | $122,063 | $ 12,767 | $ 0 | $ 1,503,646 |
| | Deferral Plan | $281,750 | N/A | $ (198,312) | $ 200,810 | $ 8,378,803 |
| | Total | $281,750 | $122,063 | $ (185,545) | $ 200,810 | $ 9,882,449 |
| **A.D. Williams** | RRP-RSP | N/A | $104,063 | $ (193,695) | $ 0 | $ 1,393,693 |
| | Deferral Plan | $180,375 | N/A | $ (91,591) | $ 0 | $ 772,382 |
| | Total | $180,375 | $104,063 | $ (285,286) | $ 0 | $ 2,166,075 |

[1] The amounts in this column are also included in the Summary Compensation Table on page 66 under "All Other Compensation."

[2] Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the Self-Directed Brokerage Account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120% of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the deferral plan; therefore, no earnings are reported in the Summary Compensation Table.

[3] Of the total amounts shown in this column, the following amounts have been reported as "Salary," "Bonus" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in this proxy statement and prior years' proxy statements: for Mr. Squeri, $3,352,221; for Mr. Chenault, $8,685,878; for Mr. Campbell, $1,113,077; for Mr. Buckminster, $1,616,740 and for Mr. Williams, $180,375. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO; and 2) amounts reported in prior years' proxy statements as above-market earnings on deferred compensation.

**RSP.** Effective January 2010, all U.S. active participants, including the NEOs, were immediately 100% vested in the Company matching contribution, which is generally up to 5% of total pay (base pay and eligible incentive pay capped at one times base pay). The RSP was amended effective January 1, 2017 to increase the Company matching contribution from 5% to 6% of total pay.

The Company may also contribute an annual discretionary profit sharing amount for eligible U.S. employees based on the Company's annual performance. As a result of the Company's 2018 performance, the Board approved a profit sharing contribution of 3% of total pay for eligible U.S. employees (including NEOs). Company profit sharing contributions generally vest on the third anniversary of an employee's service with the Company.

For Company employees who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8% of total pay is generally also contributed. The percentage varies by individual based on their projected age and service as of December 31, 2008. As a result of the amendments to the RSP effective January 1, 2017, conversion contributions stopped at the end of 2017 for certain executives including the NEOs and stopped at the end of 2018 for all other employees.

**RRP-RSP.** Each RRP participant has a RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on U.S. tax-qualified plans. The RRP was amended effective January 1, 2011, such that the Company matches employee contributions in the RRP-RSP account up to a maximum of 5% of total pay in excess of IRS compensation limits, only to the extent the employee voluntarily defers compensation under the Company's nonqualified Deferral Plan. All other Company contributions to the RRP-RSP were not impacted by this amendment. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the nonqualified Deferral Plan. The RRP was amended effective January 1, 2017 to be consistent with the changes taking effect in the RSP for the Company matching contribution (increasing from 5% of total pay to 6% of total pay) and conversion contributions. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. The payment election applies to both the RRP-Retirement Plan and RRP-RSP balances. New participants will have a default lump sum election for contributions attributable to the first year.

**Deferral Plan.** As part of planning for retirement or other long-term financial needs, the Company provides the U.S. NEOs and certain other senior-level U.S.- paid employees with an annual opportunity to defer receipt of a portion of their base salary or annual cash incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

**Deferral Plan Earnings.** Starting January 1, 2011, earnings for U.S.-paid NEOs on deferral balances are based on investment options similar to those offered under the RSP (other than the Company Stock Fund and the Self-Directed Brokerage Account). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan was amended to allow for an additional investment option that provides a market interest rate based on 120% of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules.

## Potential Payments Upon Termination or CIC

The tables below show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2018, under various scenarios, including a CIC. The tables do not include the pension benefits nor nonqualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2018 and Nonqualified Deferred Compensation 2018 tables above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2018. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation and certain other provisions during any period of time they receive severance.

### Potential Payments Upon Termination of Employment/CIC as of December 31, 2018

**S. J. Squeri**

| | Death[a] | Disability[a] | Retirement[b] | Termination w/o Cause not in Connection with CIC[c] | Termination w/o Cause or Constructive Term. in Connection with CIC[d] |
|---|---|---|---|---|---|
| *Incremental Benefits Due to Termination Event*[1] | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 9,000,000 | $ 9,000,000 |
| Value of Accelerated LTIA[2] | $ 8,888,016 | $ 8,888,016 | $16,265,660 | $ 8,537,016 | $ 6,462,516 |
| Deferred Compensation | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Retirement Savings Plan | $ 0 | $ 123,303 | $ 0 | $ 0 | $ 0 |
| Other Benefits | $ 0 | $ 0 | $ 430,842 | $ 159,618 | $ 124,618 |
| *Total Value of Incremental Benefits* | $ 8,888,016 | $ 9,011,319 | $16,696,502 | $17,696,634 | $15,587,134 |

## J.C. Campbell

| | Death[a] | Disability[a] | Voluntary Resignation[b] | Termination w/o Cause not in Connection with CIC[c] | Termination w/o Cause or Constructive Term. in Connection with CIC[d] |
|---|---|---|---|---|---|
| *Incremental Benefits Due to Termination Event[1]* | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 6,750,000 | $ 6,750,000 |
| Value of Accelerated LTIA[2] | $14,361,012 | $14,361,012 | $ 0 | $ 9,438,311 | $12,013,512 |
| Deferred Compensation | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Retirement Savings Plan | $ 0 | $ 154,898 | $ 0 | $ 0 | $ 0 |
| Other Benefits | $ 0 | $ 0 | $ 0 | $ 165,252 | $ 130,252 |
| *Total Value of Incremental Benefits* | $14,361,012 | $14,515,910 | $ 0 | $16,353,563 | $18,893,764 |

## D.E. Buckminster

| | Death[a] | Disability[a] | Retirement[b] | Termination w/o Cause not in Connection with CIC[c] | Termination w/o Cause or Constructive Term. in Connection with CIC[d] |
|---|---|---|---|---|---|
| *Incremental Benefits Due to Termination Event[1]* | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $5,700,000 | $5,700,000 |
| Value of Accelerated LTIA[2] | $3,978,776 | $3,978,776 | $6,854,230 | $3,809,776 | $2,810,942 |
| Deferred Compensation | $ 0 | $ 0 | $ 0 | $ 19,293 | $ 19,293 |
| Retirement Savings Plan | $ 0 | $ 156,610 | $ 0 | $ 0 | $ 0 |
| Other Benefits | $ 0 | $ 0 | $ 393,813 | $ 161,109 | $ 126,109 |
| *Total Value of Incremental Benefits* | $3,978,776 | $4,135,386 | $7,248,043 | $9,690,178 | $8,656,344 |

## A.E. Marrs

| | Death[a] | Disability[a] | Voluntary Resignation[b] | Termination w/o Cause not in Connection with CIC[c] | Termination w/o Cause or Constructive Term. in Connection with CIC[d] |
|---|---|---|---|---|---|
| *Incremental Benefits Due to Termination Event[1]* | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $3,387,728 | $3,387,728 |
| Value of Accelerated LTIA[2] | $4,227,088 | $4,227,088 | $ 0 | $ 0 | $3,026,561 |
| Deferred Compensation | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Retirement Savings Plan | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Other Benefits | $ 500,000 | $ 500,000 | $ 0 | $ 786,622 | $ 751,622 |
| *Total Value of Incremental Benefits* | $4,727,088 | $4,727,088 | $ 0 | $4,174,350 | $7,165,911 |

## A.D. Williams

| | Death[a] | Disability[a] | Voluntary Resignation[b] | Termination w/o Cause not in Connection with CIC[c] | Termination w/o Cause or Constructive Term. in Connection with CIC[d] |
|---|---|---|---|---|---|
| *Incremental Benefits Due to Termination Event[1]* | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 5,025,000 | $ 5,025,000 |
| Value of Accelerated LTIA[2] | $9,423,412 | $9,423,412 | $ 0 | $ 6,009,180 | $ 7,858,412 |
| Deferred Compensation | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Retirement Savings Plan | $ 0 | $ 285,422 | $ 0 | $ 0 | $ 0 |
| Other Benefits | $ 0 | $ 0 | $ 0 | $ 164,960 | $ 129,960 |
| *Total Value of Incremental Benefits* | $9,423,412 | $9,708,834 | $ 0 | $11,199,140 | $13,013,372 |

[1] An NEO in the U.S. is "retirement eligible" if he/she is at least age 55 with ten or more actual or deemed years of service to the Company prior to termination of service. In the U.K., an NEO is "retirement eligible" if he/she has 15 or more actual or deemed years of service. With respect to LTIA granted, once retirement eligible, all LTIA outstanding for more than one year will vest in full upon retirement, subject to applicable performance, and once a NEO in the U.S. is at least age 62 with ten or more actual or deemed years of service to the Company, all outstanding LTIA will vest in full upon retirement, subject to applicable performance.

For Messrs. Squeri and Buckminster, the scenarios shown that are noted with columns (a), (c) and (d) include the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement.

For Ms. Marrs, the amounts in each column except Voluntary Resignation include a sign-on cash payment of $500,000 that will be made to her in each scenario in accordance with her employment offer letter. In the event of Voluntary Resignation, the portion of the sign-on cash payment ($2,500,000) that has already been paid to her is required to be repaid to the Company. Some of the amounts for Ms. Marrs have been converted from pounds sterling into U.S. dollars using an exchange rate of 0.766, the average daily rate from August 2018 through October 2018 as published by AIRINC, a third-party data provider.

[2] Value of Accelerated LTIA. For all LTIA (other than SOs and other than PGs in the event of Death and Disability), the value reflects the target value as the actual value is subject to applicable performance. RSU and SO values are based on a share price of $95.32, the closing price per share of our stock as of December 31, 2018. For SOs, the value reflects the "in the money" value of SOs that vest upon termination of employment or termination following CIC. With respect to PGs, the values in Death and Disability reflects the PG's target value adjusted by the applicable payout percentage. PG 2016-18 is excluded from these values because payout under this grant is included under the Summary Compensation Table as 2018 compensation.

    a. **Death and Disability**. An NEO or his/her designated beneficiary or estate would receive:

        i. Pro Rata Bonus: A pro rata AIA for the year of termination at the end of the performance period, subject to the CBC's discretion.

        ii. Value of Accelerated LTIA: Vesting of 100% of outstanding SOs, RSUs and PG awards. For Messrs. Squeri, Buckminster and Williams awards granted on October 31, 2017 will be delivered subject to award terms.

        iii. RSP and RRP-RSP: Immediate vesting of any unvested account balances related to Company contributions. Upon disability, future Company contributions in the RSP through age 65.

    b. **Retirement/Voluntary Resignation.** For non-retirement eligible NEOs, 100% of AIA bonus and 100% of unvested LTIA will be forfeited. Mr. Squeri and Mr. Buckminster are retirement eligible, they would receive:

        i. Pro Rata Bonus: A pro rata AIA for the year of termination, subject to CBC discretion.

        ii. Value of Accelerated LTIA:

          • SOs: For Messrs. Squeri and Buckminster, all unvested SOs outstanding for more than one year continue to vest, subject to performance at the end of the performance period. For Messrs. Squeri, Buckminster and Williams unvested awards granted on October 31, 2017 are forfeited.

          • PG: For Messrs. Squeri and Buckminster 100% of the grants continue to vest in full if outstanding more than one year, subject to performance at the end of the performance period.

          • RSUs: For Messrs. Squeri and Buckminster, all unvested RSUs outstanding for more than one year continue to vest, subject to performance.

        iii. Other Benefits: For retirement eligible NEOs, this section also includes the payment of accrued but not used vacation, and the cash surrender value and projected lump-sum payment related to the life insurance under our Key Executive Life Insurance Plan. For Messrs. Squeri and Buckminster, approximately $22,000 and $16,000, respectively, is for the cash surrender value and approximately $363,000 and $288,000 is the projected lump-sum payment, respectively.

c. **Termination without Cause Not in Connection with a CIC**. In the event of termination without cause not in connection with a CIC, an NEO would receive:

i. Severance: One and a half years of annual compensation, which includes most recent base salary and target AIA.

ii. Pro Rata Bonus: A pro rata portion of the target AIA for the year of termination is paid out at the end of the performance period, subject to CBC negative discretion.

iii. Value of Accelerated LTIA:

- Non-retirement eligible employees: All LTIA continue to vest and are canceled upon the earlier of the end of the severance period or commencement of full-time outside employment. SOs remain exercisable during the severance period and are canceled on the earlier of their expiration date, the end of the severance period or the commencement of full-time outside employment.

- Retirement eligible employees: LTIA will vest as described in footnote (1) above. As a result, Messrs. Squeri and Buckminster will vest partially in unvested LTIAs.

- PSO: For Messrs. Squeri, Buckminster and Williams, awards granted on October 31, 2017 are forfeited if outstanding less than 18 months and pro-rata vesting subject to award terms.

iv. Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 3.98% for 1994–2004 programs) on the grandfathered amounts (amounts that were earned and vested prior to December 31, 2004).

- Non-retirement eligible: Account balance is paid in a lump sum. Grandfathered amounts are paid at the end of the one and a half years severance period and all other amounts are paid on a date at least six months following the date of termination.

- Retirement eligible: Amounts are paid at the time and in the form (lump sum or installments) elected by the NEO; otherwise, the NEO's account balance is paid in a lump sum. Grandfathered amounts are paid at the end of the one and a half years severance period and all other amounts are paid on a date at least six months following the date of termination.

v. Other Benefits: One and a half years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and post-2003 Key Executive Life Insurance Plans; perquisite allowance for the year of termination; and outplacement services. For Ms. Marrs, other benefits includes one and half years of contributions to the stakeholder pension plan, car allowance, healthcare plan, dental plan, life assurance and other flexible benefits in addition to perquisite allowance, outplacement services and sign-on cash payment of $500,000.

d. **Termination without Cause or Constructive Termination in Connection with a CIC.** In the event of termination without cause or constructive termination in connection with a CIC, an NEO would receive:

i. Severance: One and a half years of annual compensation, which includes most recent base salary and target AIA.

ii. Pro Rata Bonus: A pro rata portion of the target AIA for the year of termination is paid out at the end of the performance period, subject to the CBC negative discretion.

iii. Value of Accelerated LTIA: For all awards granted upon employment termination ("double trigger"), 100% vesting of SOs and RSUs upon CIC and a pro rata portion of outstanding PG awards based on the average of the payout percentages for the last two PG programs paid out before the CIC. For Messrs. Squeri, Buckminster and Williams awards granted on October 31, 2017 will vest in full subject to performance condition being met.

iv. Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 3.98% for 1994-2004 programs) on the grandfathered amounts (amounts that were earned and vested prior to December 31, 2004). Grandfathered amounts are paid in a lump sum on a date that is at least six months following the date of termination. If the NEO is retirement eligible, all other account balances are paid at the time and in the form (lump sum or installments) elected by the NEO. If the NEO is not retirement eligible, all other account balances are paid in a lump sum on a date that is at least six months following the date of termination.

v. Other Benefits: One and a half years of contribution to U.S. medical, dental and health savings accounts, premiums toward basic life insurance and post-2003 Key Executive Life Insurance Plans, outplacement services. For Ms. Marrs, other benefits includes one and half years of contributions to the stakeholder pension plan, car allowance, healthcare plan, dental plan, life assurance and other flexible benefits in addition to, outplacement services and sign-on cash payment of $500,000.

# Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued to employees or non-employees (such as consultants or advisors) as of December 31, 2018, each of which was approved by shareholders. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans which have been approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

**Equity Compensation Plan Information**

| Plan Category | (A)<br>Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(#) | (B)<br>Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (C)<br>Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))(#) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 5,484,040 | $ 64.73 | 11,884,897 |
| Equity compensation plans not approved by shareholders | 0 | 0 | 0 |
| **TOTAL** | **5,484,040** | **$64.73** | **11,884,897** |

# Pay Ratio

Our CEO to median compensated employee pay ratio is 306:1, with the 2018 Total Compensation number for Mr. Squeri being $17,353,942 and the equivalent number for the identified median employee being $56,756. Since the Company had two CEOs in 2018, we annualized the compensation of Mr. Squeri, who was CEO on November 30, 2018, which results in a 2018 total compensation number that is $12,500 higher than the total compensation for Mr. Squeri in the Summary Compensation Table. To calculate the annual total compensation for the identified median employee, we used the same methodology as set forth in the 2018 Summary Compensation Table in this proxy statement and did not make any assumptions, adjustments or estimates with respect to their total compensation.

We used the same median employee in our pay ratio calculation for 2018 as we used in 2017 because there has been no change in our employee population or compensation arrangements that we believe would significantly impact our pay ratio disclosure.

# Shareholder Proposals

## ITEM 4

### Shareholder Proposal Relating to Action by Written Consent

 Our Board recommends that you vote **AGAINST** this proposal.

Kenneth Steiner, 14 Stoner Ave, 2M Great Neck, NY 11021, has advised that he is the owner of not less than 100 common shares and that he intends for Mr. John Chevedden to introduce the following proposal on his behalf:

## Item 4 — Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Hundreds of major companies enable shareholder action by written consent. Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic would have received a vote still higher than 67% at Allstate and Sprint if all shareholders at Allstate and Sprint had access to independent proxy voting advice.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

Written consent is a means to elect a director who could focus on the wisdom of stock repurchases:

Announcement of share repurchase authorization of up to $3.4 Billion in common shares
July 2018

There is a concern about share repurchases like the above. Stock buybacks can be a sign of short—termism for executives—sometimes boosting share price without boosting the underlying value, profitability, or ingenuity of the company. A dollar spent repurchasing a share is a dollar that cannot be spent on new equipment, an acquisition, entry into a new market or anything else.

Written consent is a means to elect a director who could focus on avoiding reoccurrences of events like these:

FBI Investigation over alleged misrepresentation of foreign exchange rates
September 2018

Criticism over alleged role in offshore tax havens
January 2018

$2.6 billion charge announced
January 2018

The expectation is that, once this proposal is adopted, shareholders would not need to make use of this right of written consent because its mere existence will act as a guardrail to help ensue that our company is well supervised by the Board of Directors and management. Our Directors and management will want to avoid shareholder action by written consent and will thus be more alert in avoiding poor performance.

Please vote yes:
**Right to Act by Written Consent—Proposal 4**

# Board of Directors Statement in Opposition

Our Board recommends a vote **AGAINST** this proposal because:

- Our shareholders may effect change by calling a special meeting to raise matters for the review and approval of all shareholders.
- Permitting action at a meeting (whether the annual meeting or a special meeting) is a more transparent and equitable process for shareholders than the written consent process, as it provides all shareholders the opportunity to participate, deliberate and vote.
- Our Board believes that we have a robust corporate governance framework in place that renders this proposal unnecessary.

Our Board has carefully reviewed this proposal and continues to believe that implementation of this proposal is unnecessary, given the ability of shareholders to call special meetings which allow for shareholder action between annual meetings in an orderly and equitable manner. As permitted by New York State law, the Company's bylaws provide that shareholders holding 25% or more of the Company's outstanding common shares may call a special meeting. The right to call a special meeting is a fair and transparent mechanism for shareholders to consider important matters. Our Board continues to believe that the 25% ownership requirement for the right of shareholders to call special meetings is a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders could initiate actions that are not in the best interests of the majority of our shareholders.

Currently, shareholders may propose any proper matter for a vote either through a special meeting or at our annual meeting. Implementation of this proposal, by contrast, could permit fundamental corporate changes to occur outside of a meeting and without advance notice to all shareholders or time for thoughtful consideration and deliberation. Our Board believes that permitting action at a meeting (whether the annual meeting or a special meeting) is a more transparent and equitable process than the action by written consent process as it provides all shareholders the opportunity to participate and vote. Meetings are held at a time, date and venue announced publicly in advance, and all shareholders receive prior notice of the meeting and are invited to attend, vote in person or by proxy, and make their views known. To the contrary, the shareholder proposal would allow shareholders owning slightly over 50% of the Company's outstanding shares to act on a significant matter without prior notice of the meeting to all shareholders and without affording all shareholders the opportunity to have a meaningful and structured exchange of views. This would disenfranchise shareholders who are not given the chance to participate. In addition, the action by written consent process could create substantial confusion and inefficiency for a widely held public company like American Express. Under the proposal, multiple shareholders could circulate duplicative or contradictory written consents at the same time, creating substantial confusion and disruption among shareholders. Such a disjointed process would not permit orderly debates on the merits of proposed actions. This disordered state of corporate affairs would impose significant administrative and financial burdens on the Company, while providing little or no corresponding benefit to shareholders.

Additionally, our Board believes that the strong corporate governance processes in place at the Company make the adoption of this shareholder proposal unnecessary. In addition to the special meeting right highlighted above, certain of our corporate governance practices and policies that serve to enhance Board accountability include:

- Our adoption in 2016 of bylaw amendments that implement "proxy access," allowing eligible shareholders to include their own nominees for director in our proxy materials along with the Board-nominated candidates;
- Annual election of all directors;
- Majority vote standard to elect directors;
- Annual advisory vote to approve executive compensation;
- No supermajority voting provisions;
- Election of the Lead Independent Director by the independent directors with a clearly defined and robust role;
- Our director share ownership requirement;
- Our shareholders' right to directly communicate with and raise concerns to the Board or an individual director; and
- Our robust and ongoing shareholder engagement process that allows shareholders to bring matters to the attention of the Board and management outside of the annual meeting process.

Shareholder Proposals

## Board Recommendation

In summary, our Board believes that the implementation of this shareholder proposal is not in the best interests of shareholders or the Company and is unnecessary, given the ability of shareholders to call special meetings and the Company's strong corporate governance practices and policies. Further, this shareholder proposal would circumvent the protections, procedural safeguards and advantages provided to all shareholders by shareholder meetings.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

Shareholder Proposal Relating to Deducting the Stock Buyback Impact from Executive Pay

 Our Board recommends that you vote **AGAINST** this proposal.

Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, has advised that she is the owner of 50 common shares and that she intends for Mr. John Chevedden to introduce the following proposal on her behalf:

## Item 5 — Deduct Stock Buyback Impact from Executive Pay

Resolved: Shareholders of American Express Company ("Company") ask the Board of Directors to adopt a policy that it will not utilize "earnings per share" ("EPS") in determining senior executive incentive compensation or eligibility for such compensation, unless the Board utilizes the number of outstanding shares on the beginning date of the performance period and excludes the effect of stock buybacks that occur between that date and the end of the performance period. The policy shall be implemented without violating existing contractual obligations in existence on the date this proposal is adopted.

Supporting Statement: According to last year's proxy statement, a substantial proportion of compensation to executives was based on performance targets, including earnings per share (EPS). https://www.sec.gov/Archives/edgar/data/4962/000120677418000866/amex3289431-def14a.htm#exec_compensation

Alignment of senior executive pay with long-term sustainable growth may not exist if a company is using earnings per share or certain financial return ratios to calculate incentive pay awards when the company is aggressively repurchasing its shares or if senior executives use the jump in stock price resulting from a buyback announcement as a chance to sell stock intended to incentivize long-term performance.

Research by Robert Ayres and Michael Olenick of INSEAD found "the more capital a business invests in buying its own stock, expressed as a ratio of capital invested in buybacks to current market capitalization, the less likely that company is to experience long-term growth in overall market value. [*Secular Stagnation (Or Corporate Suicide?)* https://ruayres.wordpress.com/2017/07/11/secular-stagnation-or-corporate-suicide]

"Twice as many companies have insiders selling in the eight days after a buyback announcement as sell on an ordinary day." [*Stock Buyouts and Corporate Cashouts* https://corpgov.law.harvard.edu/2018/06/13/stock-buyouts-and-corporate-cashouts/#23b] Commissioner Jackson advises that rules should be amended, "*at a minimum*, to deny the safe harbor to companies that choose to allow executives to cash out during a buyback."

Read *Stock Buybacks: What Corporations Are Not Telling You* by Arne Alsin https://static1.squarespace.com/static/5af2028eee175963b8d8c0ff/t/5b4bdd8c352f534ffb7a63ca/1531698582690/Buybacks%2B11-3-17.pdf, *The Curse of Stock Buybacks* http://prospect.org/article/curse-stock-buybacks-0, and *Q&A: Economist William Lazonick On Stock Buyback Mania That Threatens The American Economy* https://www.wormcapital.com/insights/stock-buybacks-bill-lazonick.

- Buybacks are a wash. Cash is withdrawn (reducing the value of the corporation), which is offset by the purchase and subsequent retirement of shares. For mergers, acquisitions, expansion, new products, innovation, etc.—there is at least the possibility of a payback. Not for buybacks.

- Prior to Rule 10b-18 in 1982, allowing buybacks, corporations reinvested about 50% of income back into the business. Dow 30 companies spent, on average, 126% of their income on buybacks and dividends during 2014-2016.

- Executives aggressively pursue buybacks because of personal incentives tied to short-term metrics, such as earnings per share (EPS), at the cost of long-term value creation.

**Vote For Proposal 5 - Deduct Impact of Stock Buybacks from Executive Pay**

# Board of Directors Statement in Opposition

The Board recommends a vote **AGAINST** this proposal because:

- Our annual capital plan, including any plan to buy back shares, is reviewed carefully by the Board of Directors and our regulator, the Board of Governors of the Federal Reserve System (Federal Reserve);
- Share buybacks are an effective tool to deliver value to shareholders and ensure excess capital is deployed effectively; and
- The Company's senior executive compensation program is set by the Compensation and Benefits Committee in conjunction with an independent compensation consultant, aligns pay with performance, and takes share buybacks into account.

A primary objective of the Company and the Board is to create shareholder value and optimize long-term financial returns. In pursuit of this objective, each year management proposes a capital plan that allocates capital to support business growth, both organically and through acquisition, ensures that the Company maintains target capital levels, and returns capital to shareholders in the form of dividends and share buybacks. As a bank holding company, the Company is subject to capital requirements imposed by the Federal Reserve and its capital plan must be compliant with standards prescribed by the Federal Reserve. This capital plan is reviewed by the Company's Board, which has ultimate oversight responsibility for capital planning and is in the best position to make informed decisions regarding the Company's capital adequacy and capital actions, including capital distributions.

The Company's most recent capital plan, as approved by the Board and not objected to by the Federal Reserve, included, beginning in the third quarter 2018, a $0.04 increase to the Company's quarterly dividend (to $0.39 cents per share) and plans to return up to $3.4 billion of capital to shareholders over four quarters in the form of share buybacks. During this same period, management expects to allocate significant capital to support organic business growth and acquisitions. The Board believes that it is in the best position to approve a comprehensive capital plan for the Company, including determining when share buybacks are appropriate. And, as noted above, the additional oversight by the Federal Reserve ensures that the Company's capital plan is consistent with the Company's long-term health, stability and performance.

Our Board firmly believes that share buybacks, as part of a comprehensive capital program, are an effective tool for delivering value to shareholders. Rather than eroding long-term value, share buybacks create value by ensuring that excess capital is deployed effectively. By their very nature, share buybacks reduce the assets on a company's balance sheet and increase a company's return on assets. For shareholders, share buybacks increase their percentage ownership of the company's shares. For these reasons, it is consistent with shareholders' interests to maintain compensation metrics that do not disincentivize, or deduct the impact of, share buybacks executed as part of a comprehensive capital program.

Further, the Compensation and Benefits Committee (CBC) of the Board approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures aligned with the Company's business strategy. The CBC regularly reviews the mix of executive compensation with its independent compensation consultant to ensure that executive incentives are closely aligned with shareholder interests and that the Company's financial performance metrics are within market norms for peer companies. As disclosed in the Company's 2018 proxy statement, the Company's executive compensation program includes various components and performance metrics. For example, payout of the annual incentive award for 2017 performance took into account performance relative to the metrics of revenue growth, net promoter score, diversity and inclusions goals, and merchant and lending growth, in addition to earnings per share. Also, 2017 metrics for the long-term incentive award include three-year cumulative EPS, strategic milestones and three-year average ROE. The same holds true for the 2018 executive compensation program. The metric of EPS is only one part of a comprehensive compensation program that is designed to link executives' pay to the Company's performance over the long term. The CBC and the Board strongly believe that any limitation on its ability to utilize the most appropriate performance metrics for a given point in time would not be in the best interests of the Company or its shareholders.

Finally, the CBC considers the Company's capital plan, including planned share buybacks, when designing the Company's executive compensation program and setting EPS performance targets, and the impact of potential share buybacks is taken into account.

## Board Recommendation

Our Board believes that given that (i) the capital plan, including share buybacks, is approved by the Board and regulated by the Federal Reserve and (ii) the potential impact of share buybacks on EPS is considered by the CBC when setting EPS performance targets, there is no ability for executives to implement or carry out a share buyback program for personal incentive reasons.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

## ITEM
# 6
### Shareholder Proposal Relating to Gender Pay Equity

 Our Board recommends that you vote **AGAINST** this proposal.

Arjuna Capital, 1 Elm Street, Manchester, MA 01944, on behalf of its client Lauren Jane McMahon, has advised that their client is the owner of 66 common shares and that she intends for Arjuna Capital to introduce the following proposal on her behalf:

## Item 6 — Gender Pay Equity

### Gender Pay Equity

**Whereas**: The World Economic Forum estimates the gender pay gap costs the economy 1.2 trillion dollars annually. The median income for women working full time in the United States is 80 percent of that of their male counterparts. This disparity can equal nearly half a million dollars over a career. The gap for African American and Latina women is 60 percent and 55 percent. At the current rate, women will not reach pay parity until 2059.

United States companies have begun reporting statistically adjusted equal pay for equal work numbers, assessing the pay of men and women performing similar jobs, but mostly ignore *median* pay gaps. The United Kingdom now mandates disclosure of median gender pay gaps. And while American Express reported a 19.1 percent median pay gap for its United Kingdom operations, it has not published median information for its global operations.

American Express has committed to report compensation received by women compared to men on a statistically adjusted equal pay basis. Yet, that statistically adjusted number alone fails to consider how discrimination affects differences in opportunity. In contrast, median pay gap disclosures address the structural bias that affects the jobs women hold, particularly when men hold most higher paying jobs.

Women account for 51 percent of our company's global workforce, but only 24 percent of executive leadership. *Mercer* finds female executives are 20 to 30 percent more likely to leave financial services careers than other careers. Actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation."

Research from *Morgan Stanley*, *McKinsey*, and *Robeco Sam* suggests gender diverse leadership leads to superior stock price performance and return on equity. McKinsey states, "the business case for the advancement and promotion of women is compelling." Best practices include "tracking and eliminating gender pay gaps."

Public policy risk is of concern, not only in the United Kingdom where our Company has stated "we fully support the Government's efforts to highlight and address any gender equality issues." In the United States, the Paycheck Fairness Act pends before Congress. California, Massachusetts, New York, and Maryland have strengthened equal pay legislation. The Congressional Joint Economic Committee reports 40 percent of the wage gap may be attributed to discrimination.

**Resolved**: Shareholders request American Express report on the risks to the company associated with emerging public policies addressing the gender pay gap, including associated reputational, competitive, and operational risks, and risks related to recruiting and retaining female talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

The gender pay gap is defined as the difference between male and female *median* earnings expressed as a percentage of male earnings (Organization for Economic Cooperation and Development).

**Supporting Statement**: A report adequate for investors to assess company strategy and performance would include the percentage *global median* pay gap between male and female employees across race and ethnicity, including base, bonus and equity compensation.

*Shareholder Proposals*

# Board of Directors Statement in Opposition

The Board recommends a vote **AGAINST** this proposal because the information the Company releases on pay equity and diversity of workforce representation as well as our programs and initiatives, taken together, are more informative to our stakeholders than the statistics requested in the proposal and because our ongoing pay equity reviews, programs and practices protect the Company from material risks associated with emerging public policies addressing the gender pay gap.

The Company is and has long been committed to helping our people become great leaders, providing a world of opportunities to grow their careers, and creating an inclusive and diverse culture to help them thrive. We foster a workplace culture where differences are valued and expressed freely and all employees have the support they need to take risks, learn, and collaborate. To achieve this:

- We remain firmly committed to ensuring that our pay and reward structure is equitable, transparent and free of any bias (https://about.americanexpress.com/files/doc_library/file/American-Express-Committment-to-Pay-Equity.pdf). This is a key component of our overall commitment to creating a diverse and an inclusive workplace, which has been a consistent and critical focus for us for nearly three decades.

- We are also dedicated to improving the representation of women in senior roles and publish data on the diversity of our employee population annually. Women comprise over 50% of our global workforce and more than 30% of our Executive Committee, and 46% of our global Senior Management Team is diverse.

- We fully support gender equality in our workforce and are focused on continuing to deliver on our gender pay equity commitment and improving the representation of women in senior roles. To that end, our business scorecard includes a metric with women representation as a measure and, as a result, incentive award amounts include consideration of performance on this goal.

- We regularly review our compensation practices to ensure they support pay equality and transparency, and we are proud of our record. Our most recent review, facilitated by an independent expert in 2018, showed we pay colleagues fairly regardless of gender. Additional findings from this review are outlined in the following section.

## 2018 Pay Equity Review: Key Findings

The review covered the top 10 markets where we do business (which cover more than 90% of our workforce) and we extended the analysis to include minorities in the U.S. The analysis concluded:

- Women colleagues are paid equitably, earning over 99 cents for every dollar earned by their male colleagues.

- Minority colleagues in the U.S. are paid equitably, also earning over 99 cents for every dollar earned by their non-minority colleagues in the U.S.

- In both cases, there were a few instances where the review found inconsistencies, and adjustments have been made.

The review looked at a number of factors known to drive compensation, including role, level, geography, performance and tenure before assessing whether there were any pay gaps. Results were communicated internally and externally and, where countries have disclosure requirements mandated by regulators, we will meet our obligations. The findings of this review demonstrate that the Company has been effectively managing pay equity and, as outlined below, has practices and policies in place to facilitate the professional growth of women in our workforce.

## Women's Advancement at American Express

In addition to our compensation practices, we recognize the critical need to create opportunities and promote/assist in the advancement and retention of women globally. Externally, we support groundbreaking research for women's career development with the Center for Talent Innovation, and internally, we ensure that our women colleagues are given the tools, resources, and sponsorship they need to succeed.

In May 2018, over 170 senior women leaders from across the globe came together in New York City, joining our Chairman and CEO Steve Squeri and our Executive Committee for our two-day Global Women's Conference. Focused on leadership, the discussions and panels were aimed at helping participants gain a better understanding of the unique issues women leaders face and possible solutions to navigate them as well as celebrating the importance of women's individual and collective ambition. We have also hosted targeted regional Women's Conferences in Mexico and India, focused on career progression guidance, developing resiliency, being an effective protegée, and building the leadership behaviors and mindset to advance at the Company. Following the Global Women's Conference, our senior most leaders have continued to drive a broad women's agenda to increase the engagement, development and advance the progression of our women colleagues globally.

Forums like our Global Women's Conference are critical in helping us understand what we can do differently and provide us with the opportunity to leverage the knowledge and experiences of our most senior women executives to drive lasting change for present and future generations of American Express women. The Company will be deploying the next evolution of inclusive leadership/unconscious bias training for all leaders at the vice president level and above across the globe.

Colleague Networks, formed by our colleagues and sponsored by senior business leaders, have also brought together people with shared backgrounds and interests to engage with and learn from each other. Today we have 15 such networks with nearly 100 chapters around the world, reflecting the full spectrum of diversity at the Company. Colleague Networks focused on women now comprise 32 chapters.

## Additional Support for Women

We provide the support and trust our colleagues need to thrive both at work and at home by offering one of the most robust benefits suites in the industry along with flexible work arrangements. Most notably, we began offering the company's U.S.-based regular full-time and part-time colleagues 20 weeks of paid parental leave, which covers women and men welcoming a child through birth, adoption and surrogacy. We believe longer parental leave has a far-reaching positive impact on both colleague health and women's career advancement.

## Board Recommendation

Our Board believes that our ongoing pay equity reviews, programs and practices protect the Company from the material risks associated with emerging public policies addressing the gender pay gap. Further, our Board believes that, taken together, the information we release on pay equity and diversity of workforce representation as well as our programs and initiatives to further the advancement of women are more informative to our stakeholders than the statistics requested in the proposal.

For the reasons described above, our Board recommends that you vote **AGAINST** this proposal.

# Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on February 28, 2019. These individuals and entities include: (1) owners of more than 5% of our outstanding common shares; (2) our current directors and nominees; (3) the executive officers named in the Summary Compensation Table on page 66; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2018 are shown in the last column in the table below.

| Name | Number of Shares Owned[4] | Right to Acquire[5] | Percent of Class (%) | Number of SEUs Owned by Director |
|---|---|---|---|---|
| **Warren Buffett** Berkshire Hathaway Inc. and subsidiaries 3555 Farnam Street Omaha, NE 68131 | 151,610,700[1] | — | 18.1% | N/A |
| **The Vanguard Group, Inc.** 100 Vanguard Blvd. Malvern, PA 19355 | 50,823,293[2] | — | 5.9% | N/A |
| **BlackRock, Inc.** 55 East 52nd Street New York, NY 10055 | 45,477,488[3] | — | 5.3% | N/A |
| **Charlene Barshefsky** | 20,134 | — | * | 63,213 |
| **John J. Brennan** | 4,000 | — | * | 7,311 |
| **Douglas E. Buckminster**[6] | 92,378 | 198,074 | * | N/A |
| **Jeffrey C. Campbell**[7] | 69,417 | 158,188 | * | N/A |
| **Kenneth I. Chenault**[8] | 896,489 | 981,393 | * | N/A |
| **Peter Chernin** | 18,300 | — | * | 39,441 |
| **Ralph de la Vega** | — | — | * | 9,501 |
| **Anne Lauvergeon** | — | — | * | 21,107 |
| **Michael O. Leavitt** | — | — | * | 15,025 |
| **Theodore J. Leonsis** | 20,000 | — | * | 28,972 |
| **Richard C. Levin** | 2,000 | — | * | 35,310 |
| **Anna E. Marrs** | — | — | * | N/A |
| **Samuel J. Palmisano** | 550 | — | * | 16,087 |
| **Stephen J. Squeri** | 225,416 | 156,001 | * | N/A |
| **Daniel L. Vasella** | — | — | * | 26,257 |
| **Anré D. Williams**[9] | 53,269 | 62,492 | * | N/A |
| **Ronald A. Williams** | 59,125 | — | * | 65,341 |
| **Christopher D. Young** | — | — | * | 2,909 |
| **All current directors, nominees and executive officers (24 individuals)**[10] | 846,363 | 882,241[11] | * | 330,474 |

\* Less than 1%.

[1] Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the SEC, which contained information provided by Berkshire as of December 31, 2018. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 121,978,879 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information provided to the Company, Mr. Buffett owned 31.4% of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The agreement remains in effect as long as Berkshire owns 10% or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve System. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own as long as Mr. Squeri is our CEO and Berkshire owns 5% or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell Company common shares to any person who owns more than 5% of our voting securities or who attempts to change the control of the Company.

(2) Based on information contained in a report on Form 13G that The Vanguard Group, Inc. (Vanguard) filed with the SEC, which contained information provided by Vanguard as of December 31, 2018.

(3) Based on information contained in a report on Form 13F that BlackRock, Inc. (BlackRock) filed with the SEC, which contained information by BlackRock as of December 31, 2018.

(4) This column includes shares held in RSP accounts on February 28, 2019, as follows:

| Name | Number of Shares in RSP Accounts |
| --- | --- |
| S.J. Squeri | 120 |
| K.I. Chenault | 25,369 |
| J.C. Campbell | — |
| D.E. Buckminster | 13,510 |
| A.E. Marrs | — |
| A.D. Williams | 10 |
| All current executive officers (12 individuals)* | 16,766 |

* This amount does not include Mr. Chenault, who was succeeded by Mr. Squeri as Chairman and CEO on February 1, 2018.

(5) These are shares that the named individuals have the right to acquire within 60 days of February 28, 2019 upon the exercise of stock options or the vesting of RSUs they hold.

(6) Includes 32,398 shares held in a grantor retained annuity trust in respect of which Mr. Buckminster is the trustee and holds sole voting and investment power.

(7) Includes 50,767 shares held in a grantor retained annuity trust in respect of which Mr. Campbell is the trustee and holds sole voting and investment power.

(8) Includes 106,090 shares held in family trusts in respect of which Mr. Chenault shares voting and investment power with a directed trustee.

(9) Includes 53,529 shares held jointly with his spouse in respect of which Mr. Williams holds shared voting and investment power.

(10) On February 28, 2019, the current directors, nominees and executive officers beneficially owned 1,728,604 shares or about 0.21% of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1% of our outstanding shares. This amount does not include Mr. Chenault, who was succeeded by Mr. Squeri as Chairman and CEO on February 1, 2018.

(11) Includes 24,437 shares subject to options becoming exercisable within 60 days of February 28, 2019, by all executive officers as a group, and 6,882 PRSUs scheduled to vest within 60 days of February 28, 2019, by all executive officers as a group.

# Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and beneficial owners of 10% or more of our common shares to file reports with the SEC. We assist our directors and officers by monitoring transactions and completing and filing these reports on their behalf. Based on our records and other information, we believe that all reports that were required to be filed under Section 16(a) during 2018 were timely filed.

# Other Information

## Attending the Annual Meeting of Shareholders and Webcast

### Admission

We do not require tickets for admission to the meeting but do limit attendance to shareholders as of the record date or their proxy holders. Please bring proof of your common share ownership, such as a current brokerage statement, and photo identification. Only shareholders or their valid proxy holders may address the meeting. Please note that cameras, camcorders, videotaping equipment and other recording devices, and large packages, banners, placards and signs will not be permitted in the meeting.

### Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name." If you wish to vote these shares in person at the meeting, you must obtain a legal proxy from your bank, broker or other intermediary and bring it with you to hand in with your ballot.

### Webcast

You can access a live audio webcast and a replay of the meeting on our investor relations website at http://ir.americanexpress.com.

### Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 23, 2019, and for up to two months after the annual meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto proxyvote.com using your control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker, and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

### Solicitation of Proxies; Expenses

We are providing this proxy statement to you in connection with the solicitation of proxies by our Board for the 2019 annual meeting, including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $19,000.00 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

## Notice of Business to Come Before the Meeting

Our Board and the Company's management have not received notice of, and are not aware of, any business to come before the annual meeting other than the agenda items referred to in this Proxy Statement. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

# Additional Voting Information

## Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the meeting if you attend in person and vote by ballot.

## Street Name Holders

If you hold shares in street name and you want to vote in person at the meeting, you must obtain a proxy from the record holder of your shares as of the close of business on the record date indicating that you were beneficial owner of these shares as of the record date, as well as the number of shares of which you were the beneficial owner, and appointing you as the record holder's proxy to vote these shares. You should contact your bank, broker or other intermediary through which you hold your shares for instructions on how to obtain a proxy.

## Record Date

You may vote all common shares that you owned as of the close of business on March 11, 2019, the record date for the meeting. On the record date, we had 838,747,710 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the meeting.

## Ownership of Shares

You may own common shares in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan, or restricted stock awards issued to employees under our long-term incentive plans

    - If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent.

- Indirectly through a broker, bank or other intermediary in street name

    - If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.

- Indirectly through the American Express Company Stock Fund of our RSP or the Employee Stock Ownership Plan (ESOP) of Amex Canada, Inc. and Amex Bank of Canada

    - If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.

    - To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 3:00 p.m. Eastern Time on May 2, 2019. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

## How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 11, 2019, which is the record date for the meeting. We encourage you to vote as soon as possible, even if you plan to attend the meeting in person. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend the meeting and vote by ballot at the meeting.

You may vote in the following ways:

| | |
|---|---|
| **By Telephone** | You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice. |
| **Online** | You can vote online at proxyvote.com. |
| **By Mail** | If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided. |
| **In Person** | You can vote in person at the annual meeting. If you hold your shares in street name, you must obtain a proxy from the record holder to vote in person. |

For telephone and online voting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 3:00 p.m. Eastern Time on Thursday, May 2, 2019, for shares held in employee plans, and through 11:59 p.m. Eastern Time on Monday, May 6, 2019, for all other shares.

## Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

## Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" item on this year's annual meeting agenda is Item 2 (Ratification of the Company's independent registered public accounting firm).

Therefore, if you hold your shares in street name and you wish to have your shares voted on all items in this proxy statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your broker may vote in its discretion on Item 2.

## Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

• Submit a written revocation to our Company's Corporate Secretary;

• Submit a later-dated proxy;

• Provide subsequent telephone or online voting instructions or;

• Vote in person at the meeting.

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

## Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting, either in person or by proxy. For the 2019 annual meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

| Item | Vote Required | Do abstentions count as votes cast? | Is broker discretionary voting allowed?* |
|---|---|---|---|
| Election of directors | Approval of the majority of the votes cast | No | No |
| Ratification of appointment of independent registered public accounting firm | Approval of the majority of the votes cast | No | Yes |
| Advisory resolution to approve executive compensation** | Approval of the majority of the votes cast | No | No |
| Shareholder proposals** | Approval of the majority of the votes cast | No | No |

\*    A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under Effect of Not Casting Your Vote, your broker may vote in its discretion only on Item 2, Ratification of appointment of the Company's independent registered public accounting firm.

\*\*    Advisory/Non-binding

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

# Multiple Shareholders Sharing the Same Address

We are sending only one notice or one proxy statement and annual report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our proxy statement and annual report and would like to enroll in this service, please contact the Company's Corporate Secretary (see page 30 for contact information).

# 2020 Annual Meeting of Shareholders Information

## Shareholder Proposals for Inclusion in the 2020 Proxy Statement

To be considered for inclusion in next year's proxy statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Corporate Secretary at our principal executive offices no later than November 16, 2019. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

## Other Shareholder Proposals for Presentation at the 2020 Annual Meeting

Under our bylaws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2019 Annual Meeting of Shareholders is held on schedule, we must receive notice pertaining to the 2020 Annual Meeting of Shareholders no earlier than January 8, 2020 and no later than February 7, 2020.

- Alternatively, if we hold the 2019 Annual Meeting of Shareholders on a date that is not within 25 days before or after such anniversary date, we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

Our bylaws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's bylaws. You may obtain a copy of the Company's bylaws at no cost from the Company's Corporate Secretary (see below for contact information).

## Availability of Form 10-K

If you would like a paper copy of our 2018 Form 10-K, excluding certain exhibits, please contact Tangela S. Richter, Corporate Secretary and Chief Governance Officer, American Express Company, 200 Vesey Street, New York, New York 10285 or by telephone at 212-640-2000.



**Stephen J. Squeri**
Chairman and CEO

# Annex A—Information Regarding Non-GAAP Financial Measures

*(Millions, except percentages and per share amounts)*

| FX-Adjusted Total Revenues Net of Interest Expense ($ in Millions) | 2016 | 2017 | 2018 |
|---|---|---|---|
| GAAP Total Revenues Net of Interest Expense | $35,438 | $36,878 | $40,338 |
| Total Revenues Net of Interest Expense (2018 FX-adjusted)[a] | $35,448 | $36,814 | $40,338 |
| | | | |
| Total Revenues Net of Interest Expense (2016 Plan FX-adjusted)[a] | | | $40,457 |
| | | | |
| YoY% Increase/(Decrease) in GAAP Total Revenues Net of Interest Expense | | | 9% |
| YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense (2018 FX-adjusted) | | | 10% |

| Adjusted Return on Equity (Pre Revenue Recognition for 2016-2017) ($ in Millions) | 2016 | 2017 | 2018 |
|---|---|---|---|
| GAAP Net Income for the twelve months ended December 31 | $ 5,408 | $ 2,736 | $ 6,921 |
| GAAP Average Shareholders' Equity | $20,805 | $20,820 | $20,650 |
| GAAP Return on Average Equity - Pre Revenue Recognition for 2016-2017 | 26.0% | 13.1% | |
| *GAAP Return on Average Equity - Post Revenue Recognition for 2016-2017[b]* | *25.8%* | *13.2%* | *33.5%* |

### 2017 Impacts of the Tax Act & 2018 Fourth Quarter Discrete Tax Benefits[c][d]

| | | | |
|---|---|---|---|
| 2017 Impacts of The Tax Act - Net Income Impact | | $ 2,594 | — |
| 2018 Fourth Quarter Discrete Tax Benefits - Net Income Impact | | — | $ (496) |
| Adjusted Net Income | | $ 5,330 | $ 6,425 |
| 2017 Impacts of the Tax Act & 2018 Fourth Quarter Discrete Tax Benefits - Shareholders' Equity Impact | | $ 200 | $ 123 |
| Adjusted Average Shareholders' Equity | | $21,020 | $20,772 |
| | | | |
| Adjusted Return on Average Equity | | 25.4% | 30.9% |

### 2017 Impacts of the Tax Act, 2018 Fourth Quarter Discrete Tax Benefits & Tax Act Rate Impacts[c][d][e]

| | | | |
|---|---|---|---|
| 2017 Impacts of The Tax Act - Net Income Impact | | $ 2,594 | — |
| 2018 Fourth Quarter Discrete Tax Benefits - Net Income Impact | | — | $ (496) |
| 2018 Tax Act Rate Impacts - Net Income Impact | | — | $ (829) |
| Adjusted Net Income | | $ 5,330 | $ 5,596 |
| 2017 Impacts of the Tax Act, 2018 Fourth Quarter Discrete Tax Benefits - Shareholders' Equity Impact | | $ 200 | $ 123 |
| 2018 Tax Act Rate Impacts - Shareholders' Equity Impact | | — | $ (406) |
| Adjusted Average Shareholders' Equity | | $21,020 | $20,366 |
| | | | |
| Adjusted Return on Average Equity - Pre Revenue Recognition for 2016-2017 | 26.0% | 25.4% | |
| *Adjusted Return on Average Equity - Post Revenue Recognition for 2016-2017[b]* | *25.8%* | *25.5%* | *27.5%* |

| 2018 Adjusted Net Income Growth | 2017 | 2018 |
|---|---|---|
| GAAP Net Income for the twelve months ended December 31 | $ 2,748 | $ 6,921 |
| 2017 Impact of The Tax Act - Net Income Impact[c] | $ 2,594 | — |
| 2018 Fourth Quarter Discrete Tax Benefits - Net Income Impact[d] | — | $ (496) |
| Adjusted Net Income for the twelve months ended December 31 | $ 5,342 | $ 6,425 |
| GAAP YoY% Increase/(Decrease) in Net Income | | *N.M.* |
| Adjusted YoY% Increase/(Decrease) in Net Income | | 20% |

| Adjusted Diluted EPS | 2016 | 2017 | 2018 |
|---|---|---|---|
| GAAP Diluted EPS Attributable to Common Shareholders - Pre Revenue Recognition for 2016-2017 | $ 5.65 | $ 2.97 | |
| *GAAP Diluted EPS Attributable to Common Shareholders - Post Revenue Recognition for 2016-2017[b]* | $ 5.61 | $ 2.99 | $ 7.91 |
| 2016 Restructuring Charge | $ 0.28 | | |
| 2017 Impacts of The Tax Act[c] | | $ 2.90 | |
| 2018 Fourth Quarter Discrete Tax Benefits[d] | | | $ (0.58) |
| 2018 Adjusted Diluted Earnings Per Share | | $ 5.89 | $ 7.33 |
| GAAP YoY% Increase/(Decrease) in Diluted Earnings Per Share | | | N.M. |
| Adjusted YoY% Increase/(Decrease) in Diluted Earnings Per Share | | | 24% |
| 2018 Tax Rate Impacts[e] | | | $ (0.97) |
| Adjusted Diluted Earnings Per Share - Pre Revenue Recognition for 2016-2017 | $ 5.93 | $ 5.87 | |
| *Adjusted Diluted Earnings Per Share - Post Revenue Recognition for 2016-2017[b]* | $ 5.89 | $ 5.89 | $ 6.36 |

| Cumulative Adjusted Diluted EPS (Pre Revenue Recognition for 2016-2017) | 2018 |
|---|---|
| 2016 GAAP Diluted EPS Attributable to Common Shareholders | $ 5.65 |
| 2017 GAAP Diluted EPS Attributable to Common Shareholders | $ 2.97 |
| 2018 GAAP Diluted EPS Attributable to Common Shareholders | $ 7.91 |
| Cumulative GAAP Diluted EPS Attributable to Common Shareholders (Pre Revenue Recognition for 2016-2017) | $ 16.53 |
| 2016 Restructuring Charge | $ 0.28 |
| 2017 Impacts of The Tax Act[c] | $ 2.90 |
| 2018 Fourth Quarter Discrete Tax Benefits[d] & 2018 Tax Act Rate Impacts[e] | $ (1.55) |
| 2016 Adjusted Diluted EPS Attributable to Common Shareholders | $ 5.93 |
| 2017 Adjusted Diluted EPS Attributable to Common Shareholders | $ 5.87 |
| 2018 Adjusted Diluted EPS Attributable to Common Shareholders | $ 6.36 |
| Cumulative Adjusted Diluted EPS Attributable to Common Shareholders | $ 18.16 |

[a] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars.

[b] 2017 and 2016 amounts have been recast in conjunction with the adoption of the new revenue recognition standard. Refer to Note 1, Summary of Significant Accounting Policies to the Consolidated Financial Statements contained in our 2018 Annual Report on Form 10-K for additional information. The Company used 2016 and 2017 results prior to the recast effective January 1, 2018 for the Portfolio Grants and Performance RSUs awarded in January 2016 as the three-year EPS and ROE milestones were set in 2016 prior to the adoption of the new revenue recognition standard.

[c] 2017 Tax Act Impacts include deemed repatriation of certain overseas earnings and remeasurement of U.S. net deferred tax assets.

[d] 2018 Fourth Quarter Tax Benefits reflects changes in the tax method of accounting for certain expenses, the resolution of certain prior years' tax items and an adjustment to the Company's 2017 provisional tax charge related to the Tax Act.

[e] Reflects the impact of the change in the U.S. federal corporate income tax rate from 35% to 21% as a result of the Tax Act. In order to adjust for the impact of the Tax Act rate change in 2018, the Company's 2017 target tax rate was applied to 2018 results.

Annex A

# Location of the 2019 Annual Meeting and How to Get There

Our 2019 Annual Meeting of Shareholders will be held at our global headquarters located at 200 Vesey Street on the west side of Lower Manhattan in Brookfield Place.

## By subway

Take any of these subway lines: A, C, E, R or 1, 2, 3, 4, 5 trains. All of these trains stop near Brookfield Place. Brookfield Place is located across the West Side Highway (also known as West Street) from the trains, toward the Hudson River. Our building is on the north side of the Winter Garden in Brookfield Place.

## By car

Take the West Side Highway in Lower Manhattan. Enter Brookfield Place by turning west on either Murray Street or Vesey Street. Go to the main entrance of our building located at the corner of Vesey Street and the West Side Highway.

If you need special assistance at the annual meeting, please contact Tangela S. Richter, our Corporate Secretary, by telephone at 212-640-2000, by email at corporatesecretarysoffice@aexp.com or by writing to her at the Company's headquarters at 200 Vesey Street, New York, New York 10285.



Hudson River
Wall St.
New York Stock Exchange
Broad St.
Federal Hall
Rector St. Station
R W
Rector St.
1
Trinity Church
Rector Place
Carlisle St.
Liberty Park
Trinity Pl
Zuccotti Park
Broadway
R W Cortlandt St. Station
Fulton St. Station
4 5
A
World Trade Center Memorial Foundation
West Side Hwy
Greenwich
WTC Cortlandt
1
World Trade Center
9/11 Memorial
Brookfield Place
Fulton St.
One World Trade Center
E World Trade Center Station
Church St.
Park Place Station
2 3
Vesey St.
AMERICAN EXPRESS
Barclay St.
W Broadway
Chambers St. Station
A C
1 2 3
West St
Murray St.
Warren St.
Battery Park City Ball Fields
Reade St.
Teardrop Park
Duane St.
Washington Market Park
Chambers St.
Jay St.



# Blue Box Values

## We deliver for our customers.

We're driven by our commitment to deliver exceptional products, services and experiences to our customers. We value our strong customer relationships, and are defined by how well we take care of them.

## We make it great.

We deliver an unparalleled standard of excellence in everything we do, staying focused on the biggest opportunities to be meaningful to our customers. From our innovative products to our world-class customer service, our customers expect the best—and our teams are proud to deliver it.

## We do what's right.

Customers choose us because they trust our brand and people. We earn that trust by ensuring everything we do is reliable, consistent, and with the highest level of integrity.

## We respect people.

We are a diverse and inclusive company, and serve diverse customers. We believe we are a better company when each of us feels included, valued, and able to trust colleagues who respect each of us for who we are and what we contribute to our collective success.

## We need different views.

By being open to different ideas from our colleagues, customers and the world around us, we will find more ways to win.

## We win as a team.

We view each other as colleagues—part of the same team, striving to deliver the brand promise to our customers and each other every day. Individual performance is essential and valued, but never at the expense of the team.

## We care about communities.

We aim to make a difference in the communities where we work and live. Our commitment to corporate social responsibility makes an impact by strengthening our connections.



1850 AMERICAN EXPRESS

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AMERICAN EXPRESS

American Express Company
200 Vesey Street
New York, New York 10285





